Form 10-K, Exhibit 13
period 2001-06-30
MIDWEST GRAIN PRODUCTS INC
filed 2001-09-13
CIK 835011

Exhibit 13
                         Selected Financial Information

      Years ended June 30                         2001             2000              1999             1998              1997
  -------------------------------------------------------------------------------------------------------------------------------
      (in thousands, except per share amounts)

      Income Statement Data:
      Net sales                                  $229,241         $231,880          $216,101         $223,254          $224,733
      Cost of sales                               212,058          210,978           200,622          214,453           213,733
  -------------------------------------------------------------------------------------------------------------------------------
             Gross profit                          17,183           20,902            15,479            8,801            11,000

      Selling, general and administrative
             expenses                              13,545           12,109            11,908           11,363             9,169
      Other operating income (expense)                 (3)              39               136              100               370
  -------------------------------------------------------------------------------------------------------------------------------
             Income (Loss) from operations          3,635            8,832             3,707           (2,462)            2,201

      Other income (Loss), net                      2,109              719               350              658               618
      Interest expense                             (1,347)          (1,469)           (1,959)          (1,887)           (2,604)
  -------------------------------------------------------------------------------------------------------------------------------
             Income (Loss) before income taxes      4,397            8,082             2,098           (3,691)              215
      Provision (Credit) for income taxes           1,737            3,192               828           (1,455)               84
  -------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                         $   2,660          $ 4,890           $ 1,270         $ (2,236)        $     131
  -------------------------------------------------------------------------------------------------------------------------------
      Earnings (Loss) per common share          $    0.32           $ 0.54           $  0.13        $   (0.23)           $ 0.01
      Cash dividends per common share                0.10
      Weighted average common shares
             outstanding                            8,397            9,122             9,609            9,700             9,762
  -------------------------------------------------------------------------------------------------------------------------------
      Balance Sheet Data:
             Working capital                      $47,490         $ 45,089          $ 43,053         $ 39,825          $ 36,580
             Total assets                         174,450          155,779           157,370          161,978           165,330
             Long-term debt, less current
                maturities                         24,420           18,181            21,099           25,536            29,933
             Stockholders' equity                 100,544          102,378           105,445          106,325           108,561
  ===============================================================================================================================

                                      -17-
                Midwest Grain Products, Inc., Annual Report 2001

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth items in the Company's consolidated statements of income expressed as percentages of net sales for the years indicated and the percentage change in the dollar amount of such items compared to the prior period:

                                                          Percentage of Net Sales                          Percentage
                                                          Years Ended June 30                Increase (Decrease)
                                                                                                   Fiscal 2001       Fiscal 2000
                                                      2001             2000             1999         Over 2000         Over 1999
                                                     -----            -----             -----    -------------     -------------
         Net sales                                  100.0%           100.0%            100.0%            (1.1)%             7.3%
         Cost of sales                               92.5             91.0              92.8              0.5               5.2
  ------------------------------------------------------------------------------------------------------------------------------
         Gross profit                                 7.5              9.0               7.2            (17.8)             35.0
         Selling, general and
              administrative expenses                 5.8              5.2               5.6             11.9               1.7
         Other operating income (loss)              (0.1)              0.0               0.1            107.7             (71.3)
  ------------------------------------------------------------------------------------------------------------------------------
         Income (Loss) from operations                1.6              3.8               1.7            (58.8)            138.3
         Other income (expense)                       0.3             (.3)             (0.7)            201.6             (53.4)
  ------------------------------------------------------------------------------------------------------------------------------
         Income before income taxes                   1.9              3.5               1.0            (45.6)            285.2
         Provision (Credit) for income taxes          0.8              1.4               0.4            (45.6)            285.5
  ------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                            1.1%             2.1%              0.6%           (45.6)            285.0%
  ==============================================================================================================================


                                      -18-
                      Management's Discussion and Analysis

                       FISCAL 2001 COMPARED TO FISCAL 2000

     The Company's results for fiscal 2001 declined from fiscal 2000. This was largely due to abnormally high energy costs resulting from a dramatic rise in natural gas prices. Reduced sales of vital wheat gluten, premium wheat starch and food grade alcohol were also affecting factors. The decrease was partially offset by increased sales of fuel grade alcohol and value-added wheat proteins. The recognition of income from a United States Department of Agriculture Commodity Credit Corporation program, which is detailed below, also helped to partially offset the decrease.

     The severe spike in natural gas prices was caused by low gas reserves and increased demand across the nation, especially during the winter months. After reaching record levels in January, gas prices began to fall, dropping substantially in the fourth quarter. Additionally, the Company was able to satisfy a portion of the energy requirements at its Atchison, Kansas plant with lower priced fuel oil, a situation that prevented energy costs from being affected even more severely during the year.

     The reduction in vital wheat gluten sales occurred because the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union (E.U). The Company believes that competitive pressures from the E.U. would have been even more intense but for a three-year-long quota that was placed on gluten imports by former President Clinton in 1998. The quota helped reduce the extent of injuries caused to U.S. producers by excess amounts of low priced gluten imports from subsidized E.U. producers.

     In February, 2001, the U.S. International Trade Commission unanimously recommended a two-year extension of the quota following a request for an extension by the Wheat Gluten Industry Council of the U.S. The recommendation was based on grounds that through circumvention and similar tactics, E.U. producers deliberately and effectively prevented the U.S. wheat gluten industry from receiving the full extent of relief that the quota intended. Rather than granting an extension, however, the White House approved a funding program to support the development of products and markets for value-added wheat gluten and wheat starches.

     Administered by the U.S. Department of Agriculture's Commodity Credit Corporation, the program began in June, 2001 and is scheduled to end May 31, 2003. Under the program, the Company is eligible for approximately $26 million of the program total of $40 million. For the first 12 months of the program, approximately $17.3 million has been allocated to the Company. The remaining amount is expected to become available to the Company starting in June, 2002. The funds are to be used for capital, research, marketing and promotional costs related to value-added gluten, or wheat protein, and starch products. Funds received will be recognized in income during the period during which they are expended for a permitted purpose. However, funds that are used for capital expenditure projects will be recognized in income over the periods during which those projects are depreciated. They are not intended to be used to reduce production and marketing-related costs for commodity vital wheat gluten and wheat starches which could extend the U.S. industry's participation in these markets.

     With the expiration of the import quota in June, vital wheat gluten prices in the U.S. became subjected to increased downward pressures from E.U. suppliers. As a result, the Company elected to reduce wheat gluten production and sales even further in the final quarter of fiscal 2001. Unless future conditions warrant otherwise, the Company plans to maintain a reduced presence in the more traditional, commodity-related gluten markets while continuing to build its presence in specialty, value-added markets.

     Due principally to increased customer interest and the effects of intensified marketing programs, demand for the Company's specialty wheat proteins continued to strengthen in fiscal 2001. As a result, sales of these products showed an improvement over the prior fiscal year. Produced for a variety of food and non-food applications, these value-added products include dough enhancers, meat extenders and replacers, ingredients for hair care and skin care systems, and bio-polymers for producing pet treats as well as degradable, plastic-like items.

     In February, the Company was named the successful bidder on a state-of-the-art manufacturing facility owned by a Kansas City, Kansas firm that entered Chapter 11 bankruptcy proceedings. The Company is using the facility, which is operated by its subsidiary, Kansas City Ingredient Technologies, Inc., primarily for the production of Wheatex(TM), Midwest Grain's unique line of textured wheat proteins that are sold to enhance the flavor and texture of vegetarian and extended meat products, as well as wheat-based bio-polymers. Finalized in the third quarter of fiscal 200l at a cost of approximately $6.5 million, the purchase replaces the Company's earlier plan to build a Wheatex(TM) plant at a similar cost. The Company expects the acquisition will allow it to increase the production of textured wheat proteins and bio-polymers at a more accelerated rate. Also, the Company anticipates that, in addition to providing more space than was incorporated into the design for a new plant, the facility will provide greater flexibility for producing other lines of value-added specialty wheat proteins.

     The Company's wheat starch sales in fiscal 2001 were down due partially to a reduction in sales for export. The Company expects that starch sales in fiscal 2002 should show an improvement based on indications of increased demand both domestically and abroad.

     Increased demand for fuel grade alcohol, or ethanol as it is commonly known, drove up sales of this product compared to the prior fiscal year. The heightened market interest was partially attributable to the Environmental Protection Agency's proposal to phase out MTBE, a competing fuel oxygenate that


                                      -19-
                Midwest Grain Products, Inc., Annual Report 2001

is synthetically derived and has been shown to be harmful to groundwater supplies. In response to the increased demand, the Company raised fuel alcohol production levels, while also experiencing substantial upward price adjustments. The Company also experienced improved selling prices for its food grade alcohol for beverage and industrial applications. However, the unit volume of food grade alcohol for beverage uses declined compared to fiscal 2000 due largely to the Company's decision to reduce sales to export markets.

     A program developed by the U.S. Department of Agriculture and initiated in December, 2000, provides a two-year cash incentive for ethanol producers who increase their grain usage by specified amounts to raise fuel alcohol production. The Company presently satisfies the program's eligibility requirements and began experiencing its effects in the third quarter of fiscal 2001. Additionally, the installation of new distillery columns to replace older equipment at the Company's Atchison, Kansas plant during the first quarter has allowed the Company to improve food grade alcohol production efficiencies at that location. This project also is allowing the Company to serve beverage alcohol customers with an even higher purity, higher quality premium product.

     In fiscal 2001, the Company's Board of Directors approved a $2.1 million distillery improvement project at the Atchison plant. Expected to be completed early in the third quarter of fiscal 2002, this project is designed to enhance food grade alcohol production, while also strengthening the Company's fuel grade alcohol production capabilities. The Board has additionally approved plans for the installation of a new feed drier at Midwest Grain's Pekin, Illinois plant. Expected to be completed by the end of fiscal 2002 at a cost of $5 million, the new drier should improve alcohol production efficiencies at that location. Distillers feed is the principal by-product of the alcohol production process.

     Although slightly higher than they were during the prior fiscal year, per unit raw material costs for grain continued to remain relatively low in fiscal 2001. However, that situation was offset by the severe rise in natural gas prices. With the onset of more normal energy costs combined with reasonable grain costs, continued strength in alcohol demand and growth in sales of value-added wheat gluten and starch products, the Company should experience improved conditions for growth going forward.

     Net sales in fiscal 2001 decreased approximately $2.6 million below net sales in fiscal 2000. The decrease resulted mainly from reduced sales of vital wheat gluten throughout fiscal 2001, reduced sales of wheat starch in the second and third quarters and lower sales of food grade alcohol for beverage applications in the second, third and fourth quarters. These decreases were partially offset by increased fuel alcohol sales in all four quarters of fiscal 2001 and higher sales of food grade alcohol for industrial uses in the first, third and fourth quarters.

     Sales of vital wheat gluten dropped due to reductions in both unit sales and selling prices. This decrease was partially offset by increased unit sales of the Company's specialty wheat proteins. Wheat starch sales declined primarily due to lower unit sales compared to the prior year. Sales of food grade alcohol fell as the result of decreased unit sales in the beverage market. This offset an increase in unit sales of food grade alcohol for industrial uses, as well as improved selling prices in both the beverage and industrial markets. Sales of fuel grade alcohol rose compared to fiscal 2000 as the result of higher unit sales and substantially higher prices caused by increased demand. Sales of distillers feed were approximately even with the prior year's level as a slight decrease in selling prices offset a small increase in unit sales.

     The cost of sales in fiscal 2001 rose by approximately $1.1 million above the cost of sales in the prior fiscal year. This principally was due to a significant increase in energy costs resulting from higher natural gas prices. Non-recurring costs related to the final installation of new distillation equipment at the Company's Atchison plant in the first quarter also contributed to the increase. Lower raw material costs for grain, due mainly to lower grain requirements resulting from reduced vital wheat gluten production, partially offset the higher costs resulting from the above.

     In order to control energy costs, the Company has developed a risk management program whereby, at pre-determined prices, the Company will purchase a portion of its natural gas requirements for future delivery.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. Additionally, the Company uses gasoline futures to hedge fuel alcohol sales contractually sold at prices fluctuating with gasoline futures. In fiscal 2001, raw material costs included a net hedging loss of $1,215,945 compared to a net hedging loss of $1,345,329 on contracts in fiscal 2000.

     Selling, general and administrative expenses in fiscal 2001 were approximately $1.4 higher than selling, general and administrative expenses in fiscal 2000. The increase was due largely to an increase in costs associated with employee-related benefits, industry-related fees and a combination of various other factors, including increased marketing-related expenses and higher technology costs.

     The increase in other income relates to the recognition of $1.35 million of income from the previously discussed USDA program for value-added wheat gluten and wheat starch products.

     The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $2,660,000 in fiscal 2001 compared to net income of $4,890,000 in fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

     The Company's results for fiscal 2000 were up substantially over results for the prior fiscal year. Net income rose to $4,890,000


                                      -20-
                      Management's Discussion and Analysis

     compared to $1,270,000 in fiscal 1999, due principally to the effects of heightened demand for the Company's vital wheat gluten, specialty and modified wheat proteins and wheat starches. Lower per unit costs for grain also contributed to the improvement. These conditions partially offset the impact of reduced selling prices for the Company's alcohol products resulting from the availability of excess alcohol supplies throughout the industry.

     The increased demand for wheat gluten was mainly due to the effects of measures to create a more equitable competitive environment in the U.S. market. On June 1, 1998, just one month prior to the start of the Company's 1999 fiscal year, President Clinton imposed a three-year annual quota on imports of foreign wheat gluten. This action was taken after the U.S. International Trade Commission determined that the U.S. wheat gluten industry was being seriously injured by excess imports of artificially-priced gluten from the European Union (E.U.).

     While the quota helped reduce some of the severe effects of excessive, artificially-priced gluten shipments from the E.U. in fiscal 2000, expectations of more substantial relief failed to be realized. In the early part of the fiscal year, the U.S. was suddenly and rapidly inundated with gluten imports, due mainly to the E.U.'s entire allocation entering the market within just two weeks after the second year of the quota opened on June 1, 1999. Additionally, the U.S. saw a substantial increase in gluten imports from other parts of the world, particularly Poland. In response, President Clinton decided to allocate imports of foreign wheat gluten on a quarterly rather than an annual basis effective with the start of the third year of the three-year-long quota on June 1, 2000. He additionally added Poland to the list of countries which were placed under the quota after determining that dramatically increased shipments from Poland "have impaired the effectiveness" of the quota.

     Demand for the Company's specialty wheat proteins continued to gain momentum in fiscal 2000, principally due to increased customer interest and the effects of intensified marketing programs. Produced for a variety of food and non-food applications, these value-added products include dough conditioners, meat extenders and replacers, ingredients for hair care and skin care systems, and bio-polymers for producing degradable, plastic-like items.

      Increased sales of wheat starch resulted largely from strengthened demand for the Company's modified and specialty starches. To further serve customers' requirements for these unique ingredients, the Company completed the installation of additional production capacity at its Atchison, Kansas, plant in the early part of fiscal 2000.

     In addition, in the final quarter of fiscal 2000, the Company began to experience increased demand for its fuel grade alcohol. This resulted partially from a proposal by the Environmental Protection Agency (EPA) to phase-out MTBE, a synthetically-derived fuel oxygenate, due to health-related environmental concerns associated with that product.

     Net sales in fiscal 2000 increased nearly $16 million above net sales in fiscal 1999. The increase resulted principally from higher sales of wheat gluten, premium wheat starch and fuel grade alcohol.

     Growth in wheat gluten sales occurred as the result of higher unit sales of wheat gluten and specialty wheat proteins together with a modest improvement in selling prices.

     Increased wheat starch sales resulted from higher unit sales, while selling prices for this product were slightly below selling prices in fiscal 1999. The lower selling prices occurred with a reduction in raw material prices for wheat.

     Fiscal 2000 alcohol sales were just slightly above the level reached the prior year due to an increase in unit sales of fuel grade alcohol. This increase helped to offset a decline in unit sales of food grade alcohol for industrial applications, as well as decreases in selling prices for food grade alcohol for both industrial and beverage uses. The drop in food grade alcohol selling prices was due to lower demand caused mainly by the availability of excess supplies throughout the industry. The average selling price of fuel grade alcohol, meanwhile, was approximately even with the average selling price in fiscal 1999. This was due mainly to a price improvement in the fourth quarter of fiscal 2000 as the Company experienced an upturn in demand. Sales of distillers feed, the principal by-product of the alcohol production process, dropped below fiscal 1999 sales. This was due to lower unit sales as the selling price was approximately even with prior year's level.

     The cost of sales in fiscal 2000 rose by approximately $10.4 million above the cost of sales for the prior year. This was due to higher energy and manufacturing costs together with costs associated with increased volume sales, largely of gluten and alcohol products. Lower per unit grain prices partially offset the higher costs resulting from increased volumes.

     In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. The contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and as related products are sold. For fiscal 2000, raw material costs included a net hedging loss of $1,345,329 on contracts compared to a net hedging loss of $3,472,815 on contracts for fiscal 1999.

     Selling, general and administrative expenses in fiscal 2000 increased by approximately $201,000 above selling, general and administrative expenses in fiscal 1999. The increase was due largely to increased marketing activities, industry-related fees and higher technology costs. A sizeable reduction in bad debts partially offset this increase.

     The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

     As the result of the foregoing factors, the Company experienced net income of $4,890,000 in fiscal 2000 compared to net income of $1,270,000 in fiscal 1999.


                                      -21-
                Midwest Grain Products, Inc., Annual Report 2001

QUARTERLY FINANCIAL INFORMATION

     Generally, the Company's sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and vital wheat gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Historically, beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while vital wheat gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. Vital wheat gluten sales are expected to decline during the next year due to the expiration of the annual quota on imports of foreign wheat gluten. The table below shows quarterly information for each of the years ended June 30, 2001 and 2000.

  Quarter Ending                           Sept. 30          Dec. 31          March 31          June 30             Total
--------------------------------------------------------------------------------------------------------------------------
  (in thousands, except per share amounts)

  FISCAL 2001
  Sales                                    $58,287           $58,489          $55,434           $57,021          $229,241
  Gross profit                               2,765             6,153            2,541             5,724            17,183
  Net income (loss)                           (395)            1,724             (218)            1,549             2,660
  Earnings (Loss) per share                   (.05)              .20             (.03)              .19               .32

  FISCAL 2000
  Sales                                    $54,975           $59,962          $57,656           $59,287          $231,880
  Gross profit                               4,225             5,955            6,046             4,676            20,902
  Net income (loss)                            751             1,563            1,607               969             4,890
  Earnings (Loss) per share                    .08               .17              .18               .11               .54


                                      -22-
                      Management's Discussion and Analysis

MARKET RISK

     The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options are used as a hedge to protect against fluctuations in the market. For inventory and open futures, the table below presents the carrying amount and fair value at June 30, 2001 and 2000.

                                                        2001                                                2000
      As of June 30                     Carrying Amount       Fair Value                    Carrying Amount        Fair Value

  ----------------------------------------------------------------------------------------------------------------------------
      (in thousands)
      INVENTORIES
      Corn                                     $  1,598         $  1,603                              $ 965             $ 986
      Milo                                          169              171                                659               714
      Wheat                                       2,377            2,375                              1,649             1,652
   ===========================================================================================================================

                                     Expected Maturity*       Fair Value                  Expected Maturity*       Fair Value

  ----------------------------------------------------------------------------------------------------------------------------
      CORN FUTURES (long)
      Contract Volumes (bushels)           2.90 million
      Weighted Average Price                     $ 2.07
      Contract Amount                     $6.01 million    $5.72 million
   ===========================================================================================================================

   *The latest expected maturity date occurs within one year from date indicated.

     The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. The table below presents information about open futures contracts as of June 30, 2001 and 2000.

                                                           2001                                                2000
         As of June 30                  Expected Maturity*       Fair Value                  Expected Maturity*       Fair Value

  -------------------------------------------------------------------------------------------------------------------------------
         GASOLINE FUTURES (short)
         Contract Volumes (gallons)           2.23 million                                        2.77 million
         Weighted Average Price                      $ .86                                               $ .93
         Contract Amount                     $1.92 million    $1.61 million                      $2.58 million     $2.62 million
      ===========================================================================================================================
      *The latest expected maturity date occurs within one year from date indicated.

                                      -23-
                Midwest Grain Products, Inc., Annual Report 2001

LIQUIDITY AND CAPITAL RESOURCES

     The following table is presented as a measure of the Company's liquidity and financial condition:

         June 30,                                                      2001                               2000

  --------------------------------------------------------------------------------------------------------------
         (in thousands)
         Cash and cash equivalents                                 $ 33,454                          $   7,728
         Working capital                                             47,490                             45,089
         Amounts available under lines of credit                      5,500                             23,000
         Notes payable and long-term debt                            26,693                             20,454
         Stockholders' equity                                       100,544                            102,378
  ==============================================================================================================

     Cash flow generated from operations combined with $17.3 million received as a result of the program administered by the U.S. Department of Agriculture's Commodity Credit Corporation produced total cash provided by operations of $37.3 million. Reduced levels of receivables due primarily to lower gluten sales and lower inventories also contributed to improved cash flow. While a portion of the positive operating cash flow was used to pay for capital additions, acquire treasury stock and pay dividends, cash balances increased to $33.4 million at the end of the year.

     The Company made open market purchases of 403,743 shares of its common stock during the year. These purchases were made to fund the Company's stock option plans and for other corporate purposes. As of June 30, 2001, the Board has authorized the purchase of an additional 414,482 shares of the Company's common stock.

     During the year, the Company completed property and equipment additions totaling $13.4 million, including the $6.5 million acquisition of the new facility for the production of Wheatex(TM) and the installation of new distillery columns at the Atchison, Kansas plant to improve food grade alcohol production efficiencies. At June 30, 2001, the Company had $8.1 million committed to improvements and replacements of existing equipment and for the acquisition of a new feed dryer at the Pekin, Illinois plant to improve alcohol production efficiencies at that location. The Company is also developing plans for other additions relating to value-added wheat gluten and wheat starch products.

     The Company has financed its new Wheatex(TM) production facility through a capital lease financing involving the issuance on August 22, 2001 of a $6.5 million industrial revenue bond by The Unified Government of Wyandotte County/Kansas City, Kansas. The bond bears interest at a rate of 5.23% per annum and matures in September 2008. Under the lease, the Company will make monthly payments declining from $114,200 in October 2001 to $77,700 in September 2008. In connection with the financing, the Company must maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million and a debt service coverage ratio of 1.5 to 1.

     The Company has added to its normally strong equity and working capital positions while continuing to generate strong earnings before interest, taxes, and depreciation. Management believes the Company is well positioned to effectively expand is production of specialty products as well as supply customer needs for all its other products.

FUTURE CHANGES IN ACCOUNTING PRINCIPLES

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and tangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Because the Company does not currently have any recorded intangible assets deemed to have indefinite lives, the adoption of this statement is not expected to have a material impact on the financial statements.

FORWARD-LOOKING INFORMATION

     This report contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words a "intend," "believe," "estimate," "expect," "anticipate," "hopeful" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different than those predicted and could impact stock values.


                                      -24-
                      Management's Discussion and Analysis

                        INDEPENDENT ACCOUNTANTS' REPORT


Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

     We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


s/BKD, LLP
Kansas City, Missouri
August 1, 2001

                                      -25-
                Midwest Grain Products, Inc., Annual Report 2001

                        CONSOLIDATED STATEMENTS OF INCOME

      Years ended June 30                                                                2001             2000              1999

  ------------------------------------------------------------------------------------------------------------------------------
      (in thousands, except per share amounts)

      Net sales                                                                     $229,241         $231,880          $216,101
      Cost of sales                                                                  212,058          210,978           200,622
  ------------------------------------------------------------------------------------------------------------------------------
      Gross profit                                                                    17,183           20,902            15,479
      Selling, general & administrative expenses                                      13,545           12,109            11,908
  ------------------------------------------------------------------------------------------------------------------------------
                                                                                       3,638            8,793             3,571
      Other operating income (loss)                                                       (3)              39               136
  ------------------------------------------------------------------------------------------------------------------------------
      Income from operations                                                           3,635            8,832             3,707
      Other income, net                                                                2,109              719               350
      Interest expense                                                                (1,347)          (1,469)           (1,959)
  ------------------------------------------------------------------------------------------------------------------------------
      Income before income taxes                                                       4,397            8,082             2,098
      Provision (Credit) for income taxes                                              1,737            3,192               828
  ------------------------------------------------------------------------------------------------------------------------------
      Net income                                                                  $    2,660       $    4,890           $ 1,270
  ==============================================================================================================================
      Earnings per common share                                                       $ 0.32           $ 0.54            $ 0.13
  ------------------------------------------------------------------------------------------------------------------------------
      Other comprehensive income
      Net income                                                                     $ 2,660          $ 4,890           $ 1,270
  ------------------------------------------------------------------------------------------------------------------------------
      Other comprehensive income, net of tax:
         Loss on cash flow hedge                                                       1,201
         Reclassification adjustment for (losses) included in net income              (1,216)
  ------------------------------------------------------------------------------------------------------------------------------
      Other comprehensive income                                                          15
  ------------------------------------------------------------------------------------------------------------------------------
      Comprehensive income                                                        $    2,675       $    4,890        $    1,270
  ==============================================================================================================================

                                      -26-
                 See Notes to Consolidated Financial Statements

                           CONSOLIDATED BALANCE SHEETS

      Years ended June 30                                                                                 2001              2000
  ---------------------------------------------------------------------------------------------------------------------------------
      (in thousands)

      ASSETS
      Current Assets
         Cash and cash equivalents                                                                   $  33,454           $ 7,728
         Receivables (less allowance for doubtful accounts;
              2001 and 2000--$252)                                                                      26,109            30,272
         Inventories                                                                                    18,230            19,246
         Prepaid expenses                                                                                1,625             1,617
         Deferred income taxes                                                                           2,451             4,058
         Refundable income taxes                                                                           299
  ---------------------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                              82,168            62,921
  ---------------------------------------------------------------------------------------------------------------------------------
      Property & equipment, at cost                                                                    245,305           232,508
         Less accumulated depreciation                                                                 153,181           139,737
  ---------------------------------------------------------------------------------------------------------------------------------
      Property & equipment, net                                                                         92,124            92,771
  ---------------------------------------------------------------------------------------------------------------------------------
      Other assets                                                                                         158                87
  ---------------------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                                    $174,450          $155,779
  =================================================================================================================================
      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
         Current maturities of long-term debt                                                          $ 4,273        $    2,273
         Accounts payable                                                                               10,446            10,563
         Accrued expenses                                                                                4,008             4,044
         Deferred income                                                                                15,951
         Income taxes payable                                                                                                952
  ---------------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                                         34,678            17,832
  ---------------------------------------------------------------------------------------------------------------------------------
      Long-term debt                                                                                    22,420            18,181
  ---------------------------------------------------------------------------------------------------------------------------------
      Post-retirement benefits                                                                           6,034             6,170
  ---------------------------------------------------------------------------------------------------------------------------------
      Deferred income taxes                                                                             10,774            11,218
  ---------------------------------------------------------------------------------------------------------------------------------
      Stockholders' equity
         Capital stock
           Preferred, 5% non-cumulative, $10 par value; authorized 1,000 shares;
              issued and outstanding 437 shares                                                              4                 4
           Common, no par; authorized 20,000,000 shares; issued 9,765,172 shares                         6,715             6,715
         Additional paid-in capital                                                                      2,485             2,485
         Retained earnings                                                                             105,878           104,073
         Accumulated other comprehensive income cash flow hedges                                            15
  ---------------------------------------------------------------------------------------------------------------------------------
                                                                                                       115,097           113,277
         Treasury stock, at cost
         Common; 2001--1,585,518 shares, 2000--1,181,775 shares                                         (14,553)          (10,899)
  ---------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                       100,544           102,378
  ---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                                      $174,450          $155,779
  =================================================================================================================================
      See Notes to Consolidated Financial Statements

                                      -27-
                Midwest Grain Products, Inc., Annual Report 2001

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Additional                 Accumulated Other
                                      Preferred  Common       Paid-in    Retained   Comprehensive Income  Treasury
      Years ended June 30               Stock      Stock      Capital    Earnings      Cash Flow Hedges     Stock        Total
  --------------------------------------------------------------------------------------------------------------------------------
      (in thousands)
      Balance, June 30, 1998            $4       $6,715      $2,485     $ 97,913                         $   (792)       $106,325
         Purchase of treasury stock                                                                        (2,150)         (2,150)
         1999 net income                                                   1,270                                            1,270
  --------------------------------------------------------------------------------------------------------------------------------
      Balance, June 30, 1999             4        6,715       2,485       99,183                           (2,942)        105,445
         Purchase of treasury stock                                                                        (7,957)         (7,957)
         2000 net income                                                   4,980                                            4,890
  --------------------------------------------------------------------------------------------------------------------------------
      Balance, June 30, 2000             4        6,715       2,485      104,073                          (10,889)        102,378
         Purchase of treasury stock                                                                        (3,654)         (3,654)
         2001 net income                                                   2,660                                            2,660
         Dividends paid--$.10 per share                                     (855)                                            (855)
         Unrealized gain on cash
           hedge                                                                             $ 15                              15
  --------------------------------------------------------------------------------------------------------------------------------
      Balance, June 30, 2001            $4       $6,715      $2,485      $105,878            $ 15        $(14,553)       $100,544
  ================================================================================================================================


See Notes to Consolidated Financial Statements


                                      -28-
                   Notes to Consolidated Financial Statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

      Years Ended June 30                                                                2001             2000          1999
  ---------------------------------------------------------------------------------------------------------------------------------
      Cash Flows from Operating Activities
         Net income                                                                 $  2,660         $  4,890          $  1,270
         Items not requiring (providing) cash:
             Depreciation                                                             13,627           13,515            13,604
             (Gain) loss on sale of assets                                                 6                                (19)
             Deferred income taxes                                                     1,163            1,995                38
             Gain on retirement of long-term debt                                                        (603)

         Changes in:
              Accounts receivable                                                      4,163           (3,616)             (287)
              Inventories                                                              1,031            5,204            (4,020)
              Accounts payable                                                           226            1,334                38
              Deferred revenue                                                        15,951
              Income taxes (receivable) payable                                       (1,251)             495             1,791
              Other                                                                     (251)            (838)              298
  ---------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                    37,325           22,376            12,713
  ---------------------------------------------------------------------------------------------------------------------------------
      Cash Flows from Investing Activities
         Additions to property & equipment                                           (13,384)          (8,127)           (6,054)
         Proceeds from sale of equipment                                                  55               12                31
  ---------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                       (13,329)          (8,115)           (6,023)
  ---------------------------------------------------------------------------------------------------------------------------------
      Cash Flows from Financing Activities
         Purchase of treasury stock                                                   (3,654)          (8,112)           (1,995)
         Principal payments on long-term debt                                         (2,273)          (2,475)           (5,364)
         Net proceeds on line of credit                                                8,512
         Dividends paid                                                                 (855)
  ---------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used in) in financing activities                        1,730          (10,587)           (7,359)
  ---------------------------------------------------------------------------------------------------------------------------------
      Increase (Decrease) in Cash & Cash Equivalents                                  25,726             3,674             (669)
      Cash & Cash Equivalents, Beginning of Year                                       7,728            4,054             4,723
  ---------------------------------------------------------------------------------------------------------------------------------
      Cash & Cash Equivalents, End of Year                                           $33,454         $  7,728          $  4,054
  =================================================================================================================================

      See Notes to Consolidated Financial Statements

                                      -29-
                Midwest Grain Products, Inc., Annual Report 2001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations. The activities of Midwest Grain Products, Inc. and its subsidiaries consist of the processing of wheat, corn and milo into a variety of products through an integrated production process. The process produces wheat gluten products, which include vital wheat gluten and specialty wheat proteins; premium wheat starch; alcohol products; and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly-owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant and Kansas City Ingredients Technology, another wholly owned subsidiary, supplies labor expertise in manufacturing specialty products.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into commodity contracts to reduce the risk of future grain price increases. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. Additionally, the Company enters into futures contracts for the sale of fuel grade alcohol to protect its selling price to the customer. At June 30, 2001, the Company had entered into contracts hedging future gasoline prices through the second quarter of fiscal 2002 and corn prices through the first quarter of fiscal 2002.

     Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

      Buildings and improvements                20-30 years
      Transportation equipment                   5-6  years
      Machinery and equipment                   10-12 years

     Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares totaling 8,397,308 for 2001, 9,121,717 for 2000 and 9,608,769 for 1999. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, was anti-dilutive in all three years.

     Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents.

     Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

      NOTE 2:  INVENTORIES

      Inventories consist of the following:

      June 30,                                                        2001               2000
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Alcohol                                                       $ 4,216           $ 5,317
      Unprocessed grain                                               5,745             4,971
      Operating supplies                                              4,486             4,348
      Gluten and starch                                               3,393             4,186
      By-products and other                                             390               424
      -----------------------------------------------------------------------------------------------
                                                                    $18,230           $19,246
      ===============================================================================================

      NOTE 3:  PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

      June 30,                                                         2001              2000
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Land, buildings and improvements                            $  20,553         $  19,516
      Transportation equipment                                        1,155             1,138
      Machinery and equipment                                       219,822           205,152
      Construction in progress                                        3,775             6,702
      -----------------------------------------------------------------------------------------------
                                                                    245,305           232,508
      Less accumulated depreciation                                 153,181           139,737
      -----------------------------------------------------------------------------------------------
                                                                  $  92,124         $  92,771
      ===============================================================================================

NOTE 4:  ACCRUED EXPENSES

Accrued expenses consist of the following:

      June 30,                                                         2001              2000
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Excise taxes                                                  $   337           $   540
      Employee benefit plans (Note 10)                                1,795             1,661
      Salaries and wages                                                704               635
      Property taxes                                                    596               480
      Insurance                                                          20               138
      Interest                                                          528               569
      Other expenses                                                     28                21
      ------------------------------------------------------------------------------------------------
                                                                     $4,008            $4,044
      ================================================================================================
      NOTE 5:  LONG-TERM DEBT

      Long-term debt consists of the following:

      June 30,                                                         2001              2000
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Senior notes payable                                          $18,181           $20,454
      Lines of credit                                                 8,512
      -----------------------------------------------------------------------------------------------
                                                                     26,693            20,454
      -----------------------------------------------------------------------------------------------
      Less current maturities                                         4,273             2,273
      ------------------------------------------------------------------------------------------------
      Long-term portion                                             $22,420           $18,181
      ================================================================================================

     The unsecured senior notes are payable in annual installments of $2,273,000 from 2001 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

     At June 30, 2001, the Company had a $12,233,741 unsecured revolving line of credit expiring on November 30, 2002, with interest at 1% below prime on which there were borrowings of $6,511,500 at June 30, 2001. The Company had a $3 million unsecured term note expiring on October 1, 2001, with interest at 1% below prime on which there was $2,000,000 in borrowings at June 30, 2001. The Company had an additional line of credit totaling $2.0 million expiring on April 26, 2002, with interest of .5% below prime on which there were no borrowings at June 30, 2001 and 2000.

     In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and debt service coverage ratio of
1.5 to 1.

     Aggregate annual maturities of long-term debt at June 30, 2001 are as follows:

      (in thousands)
      2002                                        $  4,273
      2003                                           8,785
      2004                                           2,273
      2005                                           2,273
      2006                                           2,273
      Thereafter                                     6,816
      -----------------------------------------------------
                                                   $26,693
      =====================================================

NOTE 6:  INCOME TAXES

The provisions (credit) for income taxes is comprised of the following:

      June 30,                                        2001             2000              1999
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Income taxes currently payable               $   574          $ 1,197              $790
      Income taxes deferred                          1,163            1,995                38
      -----------------------------------------------------------------------------------------------
                                                    $1,737          $ 3,192              $828
      ===============================================================================================

     The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

      June 30,                                                         2001              2000
      -----------------------------------------------------------------------------------------------
      (in thousands)
      Deferred tax assets:
        Accrued employee benefits                                 $     149         $     155
        Post-retirement liability                                     2,353             2,406
        Insurance accruals                                              226               478
        State operating loss carryforwards                              744               772
        Alternative minimum tax                                       2,411             2,259
        Other                                                           486             1,563
      -----------------------------------------------------------------------------------------------
                                                                      6,369             7,633
      -----------------------------------------------------------------------------------------------
      Deferred tax liabilities:
        Accumulated depreciation                                    (14,130)          (14,533)
        Deferred gain on involuntary conversion                        (247)             (260)
        Deferred income from federal grant                             (315)
      -----------------------------------------------------------------------------------------------
                                                                    (14,692)          (14,793)
      -----------------------------------------------------------------------------------------------
      Net deferred tax liability                                   $ (8,323)         $ (7,160)
      ===============================================================================================

     The above net deferred tax liability is presented on the consolidated balance sheets as follows:

      June 30,                                                         2001              2000
      ------------------------------------------------------------------------------------------------
      (in thousands)
      Deferred tax asset--current                                 $   2,451           $  4,058
      Deferred tax liability--long-term                             (10,774)           (11,218)
      ------------------------------------------------------------------------------------------------
      Net deferred tax liability                                  $  (8,323)          $ (7,160)
      ================================================================================================

      No valuation allowance has been recorded at June 30, 2001 or 2000.


                                            -31-
                    Midwest Grain Products, Inc., Annual Report 2001

     A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

      Years Ended June 30,                            2001             2000              1999
      ------------------------------------------------------------------------------------------------
      (in thousands)
      "Expected" provision
          (credit) at federal
          statutory rate (34%)                      $1,495           $2,748              $714
      Increases (Decreases)
          resulting from:
        Effect of state
          income taxes                                 139              176                78
        Other                                          103              268                36
      ------------------------------------------------------------------------------------------------
      Provision (Credit) for income taxes           $1,737           $3,192              $828
      ================================================================================================

NOTE 7:  CAPITAL STOCK

     The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

NOTE 8:  OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following:

      Years Ended June 30,                            2001             2000              1999
      ------------------------------------------------------------------------------------------------
      (in thousands)
      Truck operations                              $ (79)           $ (53)             $108
      Warehousing and
          storage operations                          (10)             (35)              (10)
      Miscellaneous                                    86              127                38
      ------------------------------------------------------------------------------------------------
                                                     $ (3)            $ 39              $136
      ================================================================================================

NOTE 9:  ENERGY COMMITMENT

     During fiscal 1995, the Company negotiated a 15 year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $114,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through May 31, 2002. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

NOTE 10: EMPLOYEE BENEFIT PLANS

     Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met. Contributions to the plans totaled $409,000, $880,000 and $947,000 for the years ended June 30, 2001, 2000 and 1999, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

     401(k) Profit Sharing Plans. During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $740,000, $392,000 and $215,000 for the years ended June 30, 2001, 2000 and 1999, respectively.

     Post-Retirement  Benefit  Plan.  The Company and its  subsidiaries  provide
certain   post-retirement  health  care  and  life  insurance  benefits  to  all employees. The liability for such benefits is unfunded.

The status of the Company's plans at June 30, 2001 and 2000 was as follows:

      June 30,                                                         2001              2000
      ------------------------------------------------------------------------------------------------
      (in thousands)
      Accumulated post-retirement benefit obligations:
           Retirees                                                 $3,044             $3,390
           Active plan participants                                  3,207              2,872
      ------------------------------------------------------------------------------------------------
      Unfunded accumulated obligation                                6,251              6,262
      Unrecognized actuarial gain (loss)                              (217)              (92)
      ------------------------------------------------------------------------------------------------
      Accrued post-retirement benefit cost                          $6,034             $6,170
      ================================================================================================

                                      -32-
Net post-retirement benefit cost included the following components:

      June 30,                                        2001             2000              1999
      ------------------------------------------------------------------------------------------------
      (in thousands)
      Service cost                                   $177              $154             $110
      Interest cost                                   407               355              323
      (Gain) loss amortization                        (16)                               (27)
      ------------------------------------------------------------------------------------------------
                                                     $568              $493             $406
      ================================================================================================

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.75% (compared to 9.00% assumed for 2000) reducing to 7.25% over seven years and 6.0% over 13 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $405,000 at June 30, 2000, and the service and interest cost by $56,000 for the year then ended.

     A weighted average discount rate of 7.50% was used in determining the accumulated benefit obligation.

     Stock Options. The Company has three stock option plans, the Stock Incentive Plan of 1996 (the "1996 Plan"), the Stock Option Plan for Outside Directors (the "Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees (the "Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 2001, 2000 and 1999 net income and earnings per share would have been reduced to the following pro forma amounts:

                                                      2001             2000              1999
      -----------------------------------------------------------------------------------------------
      Net Income (loss):
        As Reported                                 $2,660           $4,890            $1,270
        Pro Forma                                   $1,979           $4,206              $697
      Basis Earnings Per Share:
        As Reported                                   $.32             $.54              $.13
        Pro Forma                                     $.24             $.46              $.07
      ===============================================================================================

     Under the 1996 Plan, the Company may grant incentives for up to 600,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2001, the Company has granted incentive stock options to purchase 472,500 shares. The options become exercisable in yearly increments over four-year periods. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

     Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. Through June 30, 2001, the Company had granted options to purchase 33,000 shares, all of which were exercisable as of June 30, 2001.

     Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2001, the Company has granted incentive stock options on 288,320 shares. The options become exercisable in yearly increments over four-year periods. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.


                                      -33-
                Midwest Grain Products, Inc., Annual Report 2001

     A summary of the status of the Company's three stock option plans at June 30, 2001, 2000 and 1999 and changes during the years then ended is presented below:

                                                              2001                       2000                         1999
  --------------------------------------------------------------------------------------------------------------------------------
                                                                Weighted                   Weighted                     Weighted
                                                                 Average                    Average                      Average
                                                                Exercise                   Exercise                     Exercise
                                                    Shares         Price         Shares       Price           Shares       Price

  --------------------------------------------------------------------------------------------------------------------------------

      Outstanding Beginning of Year               729,360          12.30        544,860     $ 13.74          441,360      $14.04
      Granted                                     133,460           9.33        184,500        8.03          103,500       12.43
      Cancelled                                   (69,000)        $14.00
      Outstanding End of Year                     793,820         $11.65        729,360      $12.30          544,860      $13.74
  ================================================================================================================================

      These are comprised as follows:

                                                                                                                 Shares
                                                                                         Remaining          Exercisable
                                                                   Exercise            Contractual          at June 30,
                                                   Shares             Price          Lives (Years)                 2001
      ----------------------------------------------------------------------------------------------------------------------------
      1996 Plan                                     21,000           $14.00                   4.50               21,000
                                                    86,500           $15.25                   5.50               86,500
                                                    79,500           $13.75                   6.50               59,625
                                                    96,500           $12.50                   7.50               48,250
                                                    86,000           $ 8.00                   8.50               21,500
                                                    34,000           $ 9.31                   9.50
                                                    69,000           $ 9.31                  10.00

      Directors Plan                                 7,000           $16.25                   5.25                7,000
                                                     7,000           $14.25                   6.25                7,000
                                                     7,000           $11.75                   7.25                7,000
                                                     6,000          $  9.00                   8.25                6,000
                                                     6,000          $  9.63                   8.25                6,000

      Salaried Plan                                171,360           $13.50                   6.67               85,680
                                                    92,500          $  8.00                   8.50               23,125
                                                    24,460          $  9.31                   9.50
      ----------------------------------------------------------------------------------------------------------------------------
                                                   793,820                                                      378,680
      ============================================================================================================================

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the year ended June 30, 2001: Risk free interest rate of 4.98%; expected dividend yield of 0%; expected volatility of 35%, expected life of ten years.

NOTE 11:  OPERATING LEASES

     The Company has several noncancelable operating leases for railcars and other equipment, which expire from October 2001 through November 2004. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

     Future minimum lease payments at June 30, 2001 are as follows:

      (in thousands)
      2002                                                           $1,260
      2003                                                              645
      2004                                                              151
      2005                                                                2
      ----------------------------------------------------------------------
      Future minimum lease payments                                  $4,094
      ======================================================================

     Rental expense for all operating leases with terms longer than one month totaled $2,385,777, $2,458,096 and $2,305,235 for the years ended June 30, 2001,
2000 and 1999, respectively.

NOTE 12: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

     Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

     A majority of the Company's labor force is covered by collective bargaining agreements which expire August 31, 2002 at the Atchison plant and on October 31, 2003 at the Pekin plant.


                                      -34-

     Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $20,000 is included in the accompanying 2001 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

     During the years ended June 30, 2001,  2000 and 1999, the Company had sales
to  one  customer   accounting  for   approximately   8.7%,   13.3%  and  12.0%,
respectively, of consolidated sales.

NOTE 13:  OPERATING INFORMATION

     The Company is comprised of one segment: the processing and marketing of products derived from wheat, corn and milo through a single integrated production process. Product group sales for the years ended June 30, are summarized as follows:

                                                      2001             2000              1999
      ------------------------------------------------------------------------------------------------
      Wheat gluten products                       $ 49,762         $ 70,912          $ 56,153
      Premium wheat starch                          27,907           29,186            27,173
      Alcohol products                             149,538          129,023           129,729
      Flour and other
           mill products                             2,034            2,759             3,046
      ------------------------------------------------------------------------------------------------
                                                  $229,241         $231,880          $216,101
      ================================================================================================

NOTE 14:  FAIR VALUE OF FINANCIAL INVESTMENTS

     The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                                                June 30,
                                                                      2001                               2000
      ----------------------------------------------------------------------------------------------------------
                                                  Carrying             Fair          Carrying             Fair
                                                    Amount            Value            Amount            Value
      ----------------------------------------------------------------------------------------------------------
      Financial assets:
         Cash and cash equivalents                 $33,454          $33,454          $  7,728         $  7,728
         Accounts receivable                        26,109           26,109            30,272           30,272
         Futures contracts                              15               15
      Financial liabilities:
         Long-term debt                             26,693           25,374            20,454           19,000
      ==========================================================================================================

                                      -35-
                Midwest Grain Products, Inc., Annual Report 2001

NOTE 15:  ADDITIONAL CASH FLOWS INFORMATION

      Years Ended June 30,                                             2001              2000             1999
      ----------------------------------------------------------------------------------------------------------
      (in thousands)
      Investing and Non-cash Financing Activities
         Purchase of property and
              equipment in accounts payable                         $   343           $   255          $  136
         Purchase of treasury stock in accounts
              payable                                                                                  $  155
      Additional Cash Payment Information:
         Interest paid                                               $1,388            $1,542        $  2,013
         Income taxes paid (refunded)                                $1,825           $   704        $ (1,001)
      ==========================================================================================================

NOTE 16:  CONTINGENCIES

     There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

     The Company recently advised customers and the Food and Drug Administration that certain products in one of its specialty protein lines required relabeling because they contain sulfites, a potential allergen. The products represented less than 1% of the Company's total wheat protein product sales during 2001. Certain customers have advised the Company that they will expect indemnity against resulting losses allegedly incurred as a result of the mislabeling. Although the Company is unable to estimate the costs that it might incur if any claims are brought against it, after taking into account anticipated insurance coverage the Company does not expect such costs would be material to its financial condition or results of operations.

NOTE 17:  USDA GRANT

     During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which is scheduled to end May 31, 2003, the Company is eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million has been allocated to the Company with the remainder available in the second year. The funds are to be used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs will be considered revenue as those costs are incurred. Funds allocated based on capital expenditures will reduce the cost basis of the related capital assets. Approximately $1,350,000 is included in other income for the year ended June 30,2001, related to this program.

NOTE 18:  FUTURE CHANGES IN ACCOUNTING PRINCIPLES

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Because the Company does not currently have any recorded intangible assets deemed to have indefinite lives, the adoption of this statement is not expected to have a material impact on the financial statements.


                                      -36-