Form 10-K, Exhibit 13
period 2002-06-30
MIDWEST GRAIN PRODUCTS INC
filed 2002-09-06
CIK 835011

Exhibit 13

Selected Financial Information

Year ended June 30                                             2002            2001          2000           1999         1998
-------------------------------------------------------------------------------------------------------------------------------

(in thousands, except per share amounts)
Income Statement Data:
Net sales:                                                $214,528         $229,241      $231,880      $216,101      $223,254
Cost of sales                                              193,325          212,058       210,978       200,622       214,453
-------------------------------------------------------------------------------------------------------------------------------
         Gross profit                                       21,203           17,183        20,902        15,479         8,801
Selling, general and administrative expenses               (14,689)         (13,545)      (12,109)      (11,908)      (11,363)
Other operating income                                       4,865            1,326            39           136           100
-------------------------------------------------------------------------------------------------------------------------------
         Income from operations                             11,379            4,964         8,832         3,707        (2,462)
Other income, net                                              226              780           719           350           658
Interest expense                                            (1,237)          (1,347)       (1,469)       (1,959)       (1,887)
-------------------------------------------------------------------------------------------------------------------------------
         Income (Loss) before income taxes                  10,368            4,397         8,082         2,098        (3,691)
Provision (Credit) for income taxes                          4,109            1,737         3,192           828        (1,455)
-------------------------------------------------------------------------------------------------------------------------------
Net income (Loss)                                        $   6,259        $   2,660     $   4,890     $   1,270      $ (2,236)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per common share                            $  .77           $ 0.32        $ 0.54        $ 0.13       $ (0.23)
Cash dividends per common share                                .15              .10
Weighted average common shares outstanding                   8,086            8,397         9,122         9,609         9,700
-------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
         Working capital                                  $ 48,383         $ 47,490      $ 45,089      $ 43,053      $ 39,825
         Total assets                                      166,218          174,450       155,779       157,370       161,978
         Long-term debt, less current maturities            18,433           22,420        18,181        21,099        25,536
         Stockholders' equity                              104,678          100,544       102,378       105,445       106,325
===============================================================================================================================


Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements. The application of certain of these policies places significant demands on management's judgment, with financial reporting results relying on estimations about the effects of matters that are inherently uncertain. For all of these policies, management cautions that future events rarely develop as forecast, and estimates routinely require adjustment and may require material adjustment.

USDA GRANT: As discussed in Note 17 to the financial statements, the Company received a grant from the United States Department of Agriculture totaling approximately $26 million over the two-year period June 1, 2001 to May 31, 2003. The funds are to be used for research, marketing, promotional and capital costs related to value-added wheat gluten and starch products. Funds applied to current operating costs are considered revenue as those costs are incurred. Funds applied to capital expenditures will be recognized in income over the periods during which applicable projects are depreciated.

HEDGING ACTIVITIES: The Company enters into commodity contracts to reduce the risk of future grain price increases. Additionally, the Company enters into futures contracts for the sale of fuel grade alcohol to protect its selling price to the customer. These contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of product cost when contract positions are settled and as related products are sold.

SELF-INSURED PLAN: Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

VALUATION OF LONG-LIVED ASSETS: The Company reviews long-lived assets, mainly equipment, whenever events or circumstances indicate that usage may be limited and carrying values may not be recoverable. If events indicate the assets cannot be used as planned, the realization from alternative uses or disposal is compared to the carrying value. If an impairment loss is measured, this estimate is recognized. A significant change in the assumptions could result in a different determination of impairment loss and/or the amount of any impairment.

OTHER SIGNIFICANT ACCOUNTING POLICIES: Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Note 1 to the consolidated financial statements, which discusses accounting policies that must be selected by management when there are acceptable alternatives.

Operations

The Company is a fully integrated producer of wheat-based products and distillery products and has two reportable segments, wheat-based products and distillery products. Wheat-based products consist of specialty ingredients, including specialty, or value-added, wheat proteins and wheat starches, commodity ingredients, including vital wheat gluten and commodity wheat starch, mill feeds and other mill products. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel grade alcohol, commonly known as ethanol, and distillers feed and carbon dioxide, which are by-products of the Company's distillery operations.

The Company processes its products at plants located in Atchison, Kansas and Pekin, Illinois. The Company also operates a wheat protein and wheat starch mixing facility in

Kansas City, Kansas. Wheat is purchased directly from local and regional farms and grain elevators and milled into flour and mill feeds. The flour is processed with water to extract vital wheat gluten, a portion of which is further processed into specialty wheat proteins. Vital wheat gluten and most wheat protein products are dried into powder and sold in packaged or bulk form. The starch slurry which results after the extraction of the gluten and wheat proteins is further processed to extract premium wheat starch, which is also dried into powder and sold in packaged or bulk form, either as commodity wheat starch or, after further processing, as specialty wheat starch. The remaining slurry is mixed with mill feeds, corn and/or milo and water and then cooked, fermented and distilled into alcohol. The residue of the distilling operations is dried and sold as a high protein additive for animal feed. Carbon dioxide, which is produced during the fermentation process, is trapped and sold. Mill feeds not used in the distilling process are sold to feed manufacturers.

The following is a summary of revenues and pre-tax profits/(loss) allocated to each reportable operating segment for the last three fiscal years:

                                       (dollars in thousands)
                                          2002          2001        2000
---------------------------------------------------------------------------
Wheat-Based
Products
        Net sales                      $  66,232    $  79,703    $ 102,857
        Pre-Tax income                     4,562        2,089       16,058
---------------------------------------------------------------------------
Distillery Products
        Net sales                      $ 148,296    $ 149,538    $ 129,023
        Pre-Tax income                     7,824        3,257       (6,746)
---------------------------------------------------------------------------

Fiscal 2002 Compared to Fiscal 2001

General

The Company had net income of $6,259,000 in fiscal 2002 compared to net income of $2,660,000 in fiscal 2001. This improvement was due to several factors, including funds allocated under a United States Department of Agriculture Commodity Credit Corporation program to support the development of value-added wheat protein and wheat starch products, as well as a Department of Agriculture cash incentive program for ethanol producers. Details of these programs, which are helping the Company evolve its business in both of its operating segments, are provided below. Another significant cause for the improvement was a reduction in energy costs resulting from an approximately 40% decrease in the average per unit price for natural gas compared to the prior year. Grain costs decreased because of lower average unit prices for corn and milo and reduced wheat purchases compared to the prior year. Due to abnormally hot and dry weather conditions across much of the U.S., prices for grain on a per unit basis are expected to be higher in fiscal 2003 compared to fiscal 2002.

WHEAT-BASED PRODUCTS. Sales of wheat-based products, consisting primarily of specialty and commodity starches and proteins, were lower than the prior year due to a planned reduction in sales of commodity wheat starch and vital wheat gluten, a protein that is used mainly as an ingredient in bread products. However, sales of specialty wheat-based ingredients increased almost 14% over the prior year to over $37 million for the year and accounted for more than 56% of the Company's combined wheat-based product sales for the year.

The increase in specialty wheat-based ingredient sales was due mainly to expanded marketing programs and heightened customer interest. The reduction in commodity wheat starch sales resulted from the Company's decision to emphasize specialty and modified starch sales over commodity wheat starch sales. The reduction in vital wheat gluten sales occurred because the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union. Competitive pressures from the E.U. increased following the expiration of the three-year-long quota on wheat gluten imports in early June 2001. Unless future conditions warrant otherwise, the Company plans to maintain a reduced presence in the more traditional wheat gluten and commodity wheat starch markets while continuing to expand its presence in specialty wheat protein and starch markets.

In June 2001, the White House approved a two-year program to support the development of value-added wheat gluten and wheat starch products to assist wheat gluten producers in adjusting to import competition. This program was implemented in lieu of an extension to a three-year long gluten import quota that began in June, 1998. Administered by the U.S. Department of Agriculture's Commodity

Credit Corporation, the program is scheduled to end May 31, 2003. Under the program, the Company is eligible for approximately $26 million of the program total of $40 million. On June 29, 2001, the Company received approximately $17,280,000 for the first year of the program. The Company received the balance of the award for the second year of the program in July, 2002. The Company must submit quarterly reports to the Commodity Credit Corporation listing costs incurred and activities conducted to date and an annual performance report after each year of the program explaining its activities. The Commodity Credit Corporation may ask for a refund with interest of some or all of the funds allocated to the Company if it determines that the Company has not made significant progress in completing its stated activities. Based on its contacts with Commodity Credit Corporation personnel through the quarterly reporting process, the Company believes that it is making satisfactory progress.

The funds allocated under the Commodity Credit Corporation program are to be used for capital, research, marketing and promotional costs related to value-added wheat protein and wheat starch products. Funds received are recognized in income during the period in which they are expended for a permitted purpose. However, funds that are used for capital expenditure projects will be recognized in income over the periods during which those projects are depreciated. They are not intended to be used to reduce production and marketing related costs for commodity vital wheat gluten and wheat starches that could extend the U.S. industry's participation in these markets.

Approximately 80% of the first year's allotment under the program was used for capital projects, including the $8.3 million expansion project described below. The remaining 20% of the first year's funds were applied toward research and marketing-related costs and, therefore, are reflected in earnings. Similar allocations are expected for the second year's funds. As reported to the Commodity Credit Corporation, during fiscal 2002, approximately $13.6 million (including funds for capital projects that began in fiscal 2002 and are scheduled for completion in fiscal 2003) was applied to capital projects and $3.7 million was applied to research- and marketing-related costs.

On October 10, 2001, the Company's Board approved plans for an $8.3 million expansion project at the Company's Atchison plant that is expected to substantially strengthen production and sales capabilities for certain of the Company's specialty value-added wheat protein products. The expansion is scheduled for completion in early fiscal 2003. The project involves the installation of additional processing and drying equipment for the production of ingredients for bakery, pasta and noodle and related food markets, both domestically and abroad. The cost of this project is expected to be offset by funds provided through the U.S. Department of Agriculture Commodity Credit Corporation program described above.

DISTILLERY PRODUCTS. Total sales of distillery products, consisting of food grade and fuel grade alcohol and alcohol by-products, principally feed, were slightly less than sales the prior year. Sales of fuel grade alcohol, commonly known as ethanol, increased as the result of higher unit sales during all four quarters of the year and higher selling prices during the first half of the year. This partially offset a reduction in sales of food grade alcohol caused by lower unit sales. Selling prices for food grade alcohol for both beverage and industrial applications, meanwhile, improved over the prior year. Selling prices for the Company's fuel grade alcohol decreased significantly in the second half of fiscal 2002, primarily due to increased ethanol supplies throughout the industry. The average price of fuel alcohol for the entire year was below the prior year's average.

The increased supplies of fuel alcohol in the marketplace occurred because certain producers added capacity and/or built inventories in anticipation of an expanded market for grain-based ethanol as a replacement for methyl tertiary butyl ether (MTBE) in California and elsewhere. However, the Governor of California delayed the state's ban on MTBE for a year, from January, 2003 to January, 2004, causing the surplus of fuel alcohol and the resulting softening in prices during the latter part of fiscal 2002. At the end of fiscal 2002, prices began to improve as various gasoline suppliers to California announced plans to switch to ethanol-blended fuels much earlier than the delayed ban on MTBE becomes effective. Although fuel alcohol prices during fiscal 2003 are expected to be lower than the average experienced in the first half of fiscal 2002, the Company believes that in the long-term the future for ethanol remains promising. This expectation is partially based on the U.S. Senate's passage of a comprehensive energy bill in April, 2002 that includes a provision for establishing a renewable fuels standard. Based on information published by the Renewable Fuels Association, this provision could triple the use of ethanol to 5 billion gallons annually by 2012. The energy bill is being considered by the U.S. House-Senate Conference Committee and could be forwarded to the President by the end of 2002. However, there can be no assurance that the bill will be enacted in its present form, if at all.

Currently, the Company is participating in a program that was developed by the U.S. Department of Agriculture and initiated in December, 2000 to provide a cash incentive for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. The Company presently satisfies the program's eligibility requirements and began receiving payments in the third quarter of fiscal 2001. In fiscal 2002, the Company received payments totaling approximately $4.1 million. The program extends through September, 2006, with funding determined annually. The Company's eligibility to participate in the program is determined from quarter to quarter.

In the final quarter of fiscal 2002, the Company completed the installation of a new distillery feed dryer and related equipment at its Pekin, Illinois plant. Installed at a cost of approximately $7 million, the new dryer expands the plant's feed processing capacity and should improve alcohol production output and efficiencies at that location.

Sales

Net sales in fiscal 2002 decreased by approximately $14.7 million below net sales in fiscal 2001. This decrease resulted mainly from an 18% reduction in sales of wheat-based products.

The decline in sales of wheat-based products was due to planned reductions in sales of commodity wheat starch and vital wheat gluten. Sales of vital wheat gluten also dropped due to reduced selling prices. Commodity wheat starch sales declined primarily due to a reduction in unit sales. However, sales of specialty wheat-based ingredients increased in the aggregate by nearly 14% over the prior year to more than $37 million for the year and accounted for over 56% of the Company's wheat-based product sales for the year. This increase was due primarily to higher unit sales of specialty proteins, which offset a decrease in unit sales of specialty starches.

Distillery product sales were slightly lower than the prior year. Lower sales of food grade alcohol resulted from decreased unit sales in both the beverage and industrial markets, which offset higher selling prices in both markets. However, sales of fuel grade alcohol rose compared to fiscal 2001 as the result of higher unit sales in all four quarters of the year and higher selling prices in the first and second quarters. For fiscal 2002 as a whole, the average sales price of fuel alcohol was lower than in the prior year. Sales of distillers feeds, the principal by-product of the alcohol production process, increased as a result of higher unit sales.

Cost of Sales

The cost of sales in fiscal 2002 decreased by approximately $19 million below the cost of sales in the prior fiscal year. This principally was due to a decrease in energy costs resulting from a decline in natural gas prices and, to a lesser extent, to a decline in raw material costs resulting from reduced average prices for corn and milo and lower wheat purchases compared to the prior year. In addition, the Company received approximately $4.1 million in pre-tax income from the U.S. Department of Agriculture's cost incentive program for ethanol producers and approximately $500,000 in pre-tax income from a similar program provided by the State of Kansas. The funds from these programs are not included in sales, but they reduce cost of sales and, therefore, are reflected in pre-tax income.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. During fiscal 2002, the Company hedged approximately 48% of corn processed, compared to 8% in fiscal 2001. Of the wheat processed by the Company in fiscal 2002, no wheat was hedged compared to 9% that was hedged in fiscal 2001. Additionally, the Company uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2002, raw material costs included a net hedging loss of $1.8 million compared to a net hedging loss of $1.2 million in the prior fiscal year.

In order to control energy costs, the Company has developed a risk management program whereby, at pre-determined prices, the Company will purchase a portion of its natural gas requirements for future delivery.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in fiscal 2002 were approximately $1.1 million, or 8.5%, higher than selling, general and administrative expenses in fiscal 2001. The increase was due largely to various factors, including higher research and development costs and higher marketing-related expenses. A bad debt expense of approximately $310,000 in the first quarter of fiscal 2002 and a bad debt expense of approximately $148,000 in the fourth quarter also contributed to the increase.

Other Operating Income

The increase in other operating income relates to the recognition of $5 million of pre-tax income from the previously discussed U.S. Department of Agriculture Commodity Credit Corporation program for value-added wheat protein and wheat starch products.

Taxes and Inflation

The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

Net Income

As the result of the foregoing factors, the Company experienced net income of $6,259,000 in fiscal 2002 compared to net income of $2,660,000 in fiscal 2001.

FY 2001 Compared to Fiscal 2000

General

The Company had net income of $2,660,000 in fiscal 2001 compared to net income of $4,890,000 in fiscal 2000. This decline was largely due to abnormally high energy costs resulting from a dramatic rise in natural gas prices. A reduction in sales of wheat-based products was also an affecting factor. The recognition of income from a United States Department of Agriculture Commodity Credit Corporation program, which is discussed above, helped to partially offset the decrease.

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

WHEAT-BASED PRODUCTS. Wheat-based product sales, consisting primarily of specialty and commodity starches and proteins, were lower than the prior year due mainly to a planned reduction in sales of vital wheat gluten. This occurred as the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union (E.U.). However, sales of the Company's specialty wheat-based ingredients increased by 4% compared to the prior year. The Company believes that competitive pressures from the E.U. in the vital wheat gluten market would have been even more intense but for a three-year-long quota that was placed on gluten imports by former President Clinton in 1998. The quota helped reduce the extent of injuries caused to U.S. producers by excess amounts of low priced gluten imports from subsidized E.U. producers.

With the expiration of the import quota in June, 2001, vital wheat gluten prices in the U.S. became subjected to increased downward pressures from E.U. suppliers. In anticipation of the quota's end, the Company elected to reduce wheat gluten production and sales even further in the final quarter of fiscal 2001.

Due principally to increased customer interest and the effects of intensified marketing programs, demand for the Company's specialty wheat proteins continued to strengthen in fiscal 2001. As a result, sales of these products showed an improvement over the prior fiscal year.

In February, 2001, the Company was named the successful bidder on a state-of-the-art manufacturing facility owned by a Kansas City, Kansas firm that entered Chapter 11 bankruptcy proceedings. The Company is using the facility, which is operated by its subsidiary, Kansas City Ingredient

Technologies, Inc., primarily for the production of Wheatex(R), Midwest Grain's unique line of textured wheat proteins that are sold to enhance the flavor and texture of vegetarian and extended meat products, as well as wheat-based bio-polymers. Finalized in the third quarter of fiscal 2001 at a cost of approximately $6.5 million, the purchase replaced the Company's earlier plan to build a Wheatex(R) plant at a similar cost. The acquisition allowed it to increase the production of textured wheat proteins and bio-polymers at a more accelerated rate. Also, in addition to providing more space than was incorporated into the design for a new plant, the facility provides greater flexibility for producing other lines of value-added specialty wheat proteins.

The Company's wheat starch sales in fiscal 2001 were down due to lower unit sales of specialty starches resulting mainly from a reduction in sales for export. Sales of commodity wheat starches were approximately even with commodity starch sales the prior year.

Although slightly higher than they were during the prior fiscal year, per unit raw material costs for grain continued to remain relatively low in fiscal 2001.

DISTILLERY PRODUCTS. Total sales of distillery products were approximately 16% higher than the prior year. Increased demand for fuel grade alcohol, or ethanol as it is commonly known, drove up sales of this product compared to the prior fiscal year. The heightened market interest was partially attributable to the Environmental Protection Agency's proposal to phase out MTBE, a competing fuel oxygenate that is synthetically derived and has been shown to be harmful to groundwater supplies. In response to the increased demand, the Company raised fuel alcohol production levels, while also experiencing substantial upward price adjustments. The Company also experienced improved selling prices for its food grade alcohol for beverage and industrial applications. However, the unit volume of food grade alcohol for beverage uses declined compared to fiscal 2000 due largely to the Company's decision to reduce sales to export markets.

As discussed above, a program developed by the U.S. Department of Agriculture and initiated in December, 2000 provides a cash incentive for ethanol producers who increase their grain usage by specified amounts to raise fuel alcohol production. The Company began experiencing the program's effects in the third quarter of fiscal 2001 and received approximately $1.6 million in pre-tax income for the year. Additionally, the installation of new distillery columns to replace older equipment at the Company's Atchison, Kansas plant during the first quarter allowed the Company to improve food grade alcohol production efficiencies at that location. This project has also allowed the Company to serve beverage alcohol customers with an even higher purity, higher quality premium product.

In fiscal 2001, the Company's Board of Directors approved a $2.1 million distillery improvement project at the Atchison plant to enhance food grade alcohol production and strengthen the Company's fuel grade alcohol production capabilities. The Board also approved the installation of a new feed dryer at Midwest Grain's Pekin, Illinois plant to improve alcohol production efficiencies at that location.

Sales

Net sales in fiscal 2001 decreased approximately $2.6 million below net sales in fiscal 2000. A decrease in sales of wheat-based products, resulting mainly from reduced sales of vital wheat gluten, were only partially offset by increased alcohol sales, primarily fuel grade alcohol.

Total wheat-based product sales declined compared to the prior year. Sales of vital wheat gluten dropped due to reductions in both unit sales and selling prices. Specialty wheat starch sales declined primarily due to lower unit sales compared to the prior year. These decreases were partially offset by increased unit sales of the Company's specialty wheat proteins. Meanwhile, sales of commodity wheat starch were approximately even with the prior year.

Total distillery product sales increased over the prior year. Sales of fuel grade alcohol rose compared to fiscal 2000 as the result of higher unit sales and substantially higher prices caused by increased demand. Sales of food grade alcohol fell as the result of decreased unit sales in the beverage market. Meanwhile, selling prices for food grade alcohol for both beverage and industrial applications improved. Sales of distillers feed were approximately even with the prior year's level as a slight decrease in selling prices offset a small increase in unit sales.

Cost of Sales

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

During fiscal 2001, the Company hedged approximately 8% of corn processed, compared to 22% in fiscal 2000, and 9% of wheat processed, compared to 22% in fiscal 2000. Additionally, the Company uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2001, raw material costs included a net hedging loss of $1.2 million compared to a net hedging loss of $1.3 million on contracts in fiscal 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in fiscal 2001 were approximately $1.4 million higher than selling, general and administrative expenses in fiscal 2000. The increase was due largely to an increase in costs associated with employee-related benefits, industry-related fees and a combination of various other factors, including increased marketing-related expenses and higher technology costs.

Other Operating Income

The increase in other income relates to the recognition of $1.35 million of income from the previously discussed United States Department of Agriculture program for value-added wheat protein and wheat starch products.

Taxes and Inflation

The consolidated effective income tax is consistent for all periods. The general effects of inflation were minimal.

Net Income

As the result of the foregoing factors, the Company experienced net income of $2,660,000 in fiscal 2001 compared to net income of $4,890,000 in fiscal 2000.

Quarterly Financial Information

Generally, the Company's sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and vital wheat gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Historically, beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while vital wheat gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. However, vital wheat gluten sales declined in fiscal 2002 due to the expiration of the annual quota on imports of foreign wheat gluten and the Company's decision to curtail the production of this product. The table below shows quarterly information for each of the years ended June 30, 2002 and 2001.

Quarter Ending              Sept. 30     Dec. 31     March 31    June 30      Total
---------------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)

Fiscal 2002
Sales:                      $ 54,294    $ 54,394     $55,403     $50,437    $214,528
Gross profit                   6,990       6,894       4,111       3,208      21,203
Net Income (Loss)              2,444       2,551         709         555       6,259
Earnings (Loss) per share        .30         .32         .09         .06         .77

Fiscal 2001
Sales:                      $ 58,287    $ 58,489    $ 55,434     $57,021    $229,241
Gross profit                   2,765       6,153       2,541       5,724      17,183
Net Income (Loss)               (395)      1,724        (218)      1,549       2,660
Earnings (Loss) per share       (.05)        .20        (.03)        .19         .32
---------------------------------------------------------------------------------------

Market Risk

The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options, which are accounted for as cash flow hedges, are used as a hedge to protect against fluctuations in the market. Fluctuations in the volume of hedging transactions are dictated by alcohol sales and are based on corn and gasoline prices. The Company has a risk management committee, comprised of senior management members, that meets weekly to review futures contracts and positions. This group sets objectives and determines when futures positions should be held or terminated. A designated employee makes trades authorized by the risk management committee. The futures contracts that are used are exchange-traded contracts. The Company trades on the Kansas City and Chicago Boards of Trade and the New York Mercantile Board of Exchange. For inventory and open futures, the table below presents the carrying amount and fair value at June 30, 2002 and 2001. The Company includes the fair values of open contracts in inventories or accounts payable in the balance sheet.

                                               2002                               2001
                                     Carrying           Fair            Carrying           Fair
As of June 30                         Amount            Value            Amount            Value
-----------------------------------------------------------------------------------------------------
(dollars in thousands)

Inventories

Corn                                 $1,308            $1,098            $1,598           $1,603
Milo                                    346               333               169              171
Wheat                                 2,576             2,496             2,377            2,375
-----------------------------------------------------------------------------------------------------

                                    Expected            Fair            Expected           Fair
                                    Maturity*           Value           Maturity*          Value
-----------------------------------------------------------------------------------------------------
Corn Futures (long)
Contract Volumes (bushels)          6.3 million                        2.90 million
Weighted Average Price                    $2.32                               $2.07
Contract Amount                 $15.181 million   $15.780 million    $6.011 million  $5.720 million
-----------------------------------------------------------------------------------------------------

*The latest expected maturity date occurs within one year from date indicated.

The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. The table below presents information about open futures contracts as of June 30, 2002 and 2001.

                                               2002                               2001
                                    Expected            Fair            Expected           Fair
As of June 30                       Maturity*           Value           Maturity*          Value
-----------------------------------------------------------------------------------------------------
Gasoline Futures (short)
Contract Volumes (gallons)          6.3 million                        2.23 million
Weighted Average Price                   $0.072                               $0.86
Contract Amount                  $4.515 million    $4.825 million     $1.92 million     $1.614 million
------------------------------------------------------------------------------------------------------

*The  latest   expected   maturity   date  occurs  within  one  year  from  date
indicated.

The Company's outstanding long-term debt at June 30, 2002 carries fixed interest rates which limit its exposure to increases in market rates. The Company's line of credit provides for interest at variable rates. There were no borrowings on this line at June 30, 2002.

Liquidity and Capital Resources

The following table is presented as a measure of the Company's liquidity and financial condition:

                                     2002       2001
-------------------------------------------------------
(dollars in thousands)

Cash and cash equivalents          $ 28,736   $ 33,454
Working capital                      48,383     47,490
Amounts available under
lines of credit                      10,000      5,500
Notes payable and long-term debt     21,634     26,693
Stockholders' equity                104,678    100,544
-------------------------------------------------------

The high cash flow provided by operations in fiscal 2001 was largely the result of the $17.3 million USDA grant received at the end of the year. In fiscal 2002, cash flow generated from operations, exclusive of the effects of the grant, was generally comparable to the preceding year. Cash flow provided from operations combined with excess cash from last year was used for equipment additions, reductions in debt, acquisition of treasury stock and dividend payments.

The Company made open market purchases of 147,200 shares of its common stock during the year. These purchases were made to fund the Company's stock option plans and for other corporate purposes. As of June 30, 2002, the Board of Directors has authorized the purchase of an additional 267,282 shares of the Company's common stock. During the year, 47,940 shares of the treasury stock were sold as employees exercised options under the Company's stock option plans.

At June 30, 2002, the Company had $9.0 million committed to improvements, including completion of the expansion project relating to the Company's specialty value-added wheat protein products, and replacements of existing equipment.

Contractual obligations at June 30, 2002 are as follows:

              Long term        Operating
Year            Debt            Leases
------------------------------------------
2003            3,201           1,187
2004            3,201             607
2005            3,201             439
2006            3,201             174
2007            3,201              39
Thereafter      5,629
------------------------------------------

In connection with the Company's long-term loan agreements, it is required, among other covenants, to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a debt service coverage ratio of 1.5 to 1.

The Company's line of credit for $10 million extends to November, 2003.

The Company has added to its normally strong equity and working capital positions while continuing to generate strong earnings before interest, taxes, and depreciation. Management believes the Company is well positioned to effectively expand its production of specialty products as well as supply customer needs for all its other products.

Forward-Looking Information

This report contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate," "hopeful" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

Independent Accountants' Report

Board of Directors and Stockholders
Midwest Grain Products, Inc.
Atchison, Kansas

We have audited the accompanying consolidated balance sheets of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MIDWEST GRAIN PRODUCTS, INC. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Kansas City, Missouri
August 2, 2002

Consolidated Statements of Income

Years ended June 30                                                  2002        2001         2000
-------------------------------------------------------------------------------------------------------
(in thousands,except per share amounts)

Net sales                                                         $ 214,528    $ 229,241    $ 231,880
Cost of sales                                                       193,325      212,058      210,978
-------------------------------------------------------------------------------------------------------
Gross profit                                                         21,203       17,183       20,902
Selling, general & administrative expenses                          (14,689)     (13,545)     (12,109)
Other operating income                                                4,865        1,326           39
-------------------------------------------------------------------------------------------------------
Income from operations                                               11,379        4,964        8,832
Other income, net                                                       226          780          719
Interest expense                                                     (1,237)      (1,347)      (1,469)
-------------------------------------------------------------------------------------------------------
Income before income taxes                                           10,368        4,397        8,082
Provision (Credit) for income taxes                                   4,109        1,737        3,192
-------------------------------------------------------------------------------------------------------
Net income                                                        $   6,259    $   2,660    $   4,890
-------------------------------------------------------------------------------------------------------
Earnings per common share                                         $    0.77    $    0.32    $    0.54
-------------------------------------------------------------------------------------------------------
Other comprehensive income
Net income                                                        $   6,259    $   2,660    $   4,890
-------------------------------------------------------------------------------------------------------
Other comprehensive income, net of tax:
  Loss on cash flow hedge                                             2,356        1,201
  Reclassification adjustment for (losses) included in net income    (2,517)      (1,216)
-------------------------------------------------------------------------------------------------------
Other comprehensive income                                              161           15
-------------------------------------------------------------------------------------------------------
Comprehensive income                                              $   6,420    $   2,675    $   4,890
=======================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

Years ended June 30                                                          2002        2001
------------------------------------------------------------------------------------------------
(in thousands,except per share amounts)
Assets
Current Assets
 Cash and cash equivalents                                               $  28,736    $  33,454
 Receivables (less allowance for doubtful accounts; 2002 and 2001-$252)     24,071       26,109
 Inventories                                                                20,755       18,230
 Prepaid expenses                                                              550        1,625
 Deferred income taxes                                                         284        2,451
 Refundable income taxes                                                       585          299
------------------------------------------------------------------------------------------------
Total Current Assets                                                        74,981       82,168
------------------------------------------------------------------------------------------------
Property & equipment, at cost                                              258,501      245,305
 Less accumulated depreciation                                             167,486      153,181
------------------------------------------------------------------------------------------------
Property & equipment, net                                                   91,015       92,124
------------------------------------------------------------------------------------------------
Other Assets                                                                   222          158
------------------------------------------------------------------------------------------------
Total Assets                                                             $ 166,218    $ 174,450
================================================================================================
Liabilities and Stockholders' Equity
Current Liabilities
 Current maturities of long-term debt                                    $   3,201    $   4,273
 Accounts payable                                                            8,681       10,446
 Accrued expenses                                                            3,745        4,008
 Deferred income                                                            10,971       15,951
------------------------------------------------------------------------------------------------
Total Current Liabilities                                                   26,598       34,678
------------------------------------------------------------------------------------------------
Long-term debt                                                              18,433       22,420
------------------------------------------------------------------------------------------------
Post-retirement benefits                                                     5,922        6,034
------------------------------------------------------------------------------------------------
Deferred income taxes                                                       10,587       10,774
------------------------------------------------------------------------------------------------
Stockholders' equity
 Capital Stock
  Preferred, 5% non-cumulative, $10 par value; authorized 1,000 shares;
   issued and outstanding 437 shares                                             4            4
  Common, nopar; authorized 20,000,000 shares; issued 9,765,172 shares       6,715        6,715
 Additional paid-in capital                                                  2,601        2,485
 Retained earnings                                                         110,916      105,878
 Accumulated other comprehensive income cash flow hedges                       176           15
------------------------------------------------------------------------------------------------
                                                                           120,412      115,097
 Treasury stock, at cost
 Common; 2002-1,684,778 shares, 2001-1,585,518 shares                      (15,734)     (14,553)
------------------------------------------------------------------------------------------------
Total stockholders' equity                                                 104,678      100,544
------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                               $ 166,218    $ 174,450
================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

                                                               Additional               Accumulated Other
                                     Preferred      Common      Paid-In     Retained   Comprehensive Income   Treasury
Years ended June 30                    Stock         Stock      Capital     Earnings     Cash Flow Hedges      Stock        Total
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)

Balance, June 30, 1999                    $  4      $ 6,715      $ 2,485   $  99,183                        $  (2,942)   $ 105,445
 Purchase of treasury stock                                                                                    (7,957)      (7,957)
 2000 net income                                                               4,890                                         4,890
------------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2000                       4        6,715        2,485     104,073                          (10,899)     102,378
 Purchase of treasury stock                                                                                    (3,654)      (3,654)
 2001 net income                                                               2,660                                         2,660
 Dividends paid                                                                 (855)                                         (855)
 Unrealized gain on cash flow hedge                                                           15                                15
----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2001                       4        6,715        2,485     105,878          15              (14,553)     100,544
 Purchase of treasury stock                                                                                    (1,628)      (1,628)
 Stock options exercised                                             116                                          447          563
 2002 net income                                                               6,259                                         6,259
 Dividends paid                                                               (1,221)                                       (1,221)
 Unrealized gain on cash flow hedge                                                          161                               161
----------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 2002                    $  4      $ 6,715      $ 2,601   $ 110,916      $  176            $ (15,734)   $ 104,678
==================================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended June 30                                        2002         2001       2000
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                              $  6,259    $  2,660    $  4,890
 Items not requiring (providing) cash:
  Depreciation                                             14,308      13,627      13,515
  (Gain) loss on sale of assets                                             6
  Deferred income taxes                                     1,980       1,163       1,995
  Gan on retirement of long-term debt                                                (603)
 Changes in:
  Accounts receivable                                       2,038       4,163      (3,616)
  Inventories                                              (2,364)      1,031       5,204
  Accounts payable                                         (1,992)        226       1,334
  Deferred revenue                                         (4,980)     15,951
  Income taxes (receivable) payable                          (286)     (1,251)        495
  Other                                                       636        (251)       (838)
------------------------------------------------------------------------------------------
 Net cash provided by operating activities                 15,599      37,325      22,376
------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Additions to property & equipment                        (12,972)    (13,384)     (8,127)
 Proceeds from sale of equipment                                           55          12
------------------------------------------------------------------------------------------
 Net cash used in investing activities                    (12,972)    (13,329)     (8,115)
------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Purchase of treasury stock                                (1,628)     (3,654)     (8,112)
 Sale of treasury stock                                       563
 Principal payments on long-term debt                      (3,047)     (2,273)     (2,475)
 Proceeds from issuance of long-term debt                   6,500
 Net proceeds (payment) on line of credit                  (8,512)      8,512
 Dividends paid                                            (1,221)       (855)
------------------------------------------------------------------------------------------
 Net cash provided by (used in) in financing activities    (7,345)      1,730     (10,587)
------------------------------------------------------------------------------------------
Increase (Decrease) in Cash & Cash Equivalents             (4,718)     25,726      (3,674)
Cash & Cash Equivalents, Beginning of Year                 33,454       7,728       4,054
------------------------------------------------------------------------------------------
Cash & Cash Equivalents, End of Year                     $ 28,736    $ 33,454    $  7,728
==========================================================================================

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS. The activities of Midwest Grain Products, Inc. and its subsidiaries consist of the processing of wheat, corn and milo into a variety of products through an integrated production process. The process produces wheat protein products, which include vital wheat gluten and specialty wheat proteins; premium wheat starch, which includes specialty and commodity wheat starches; alcohol products; and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. Through its wholly owned subsidiaries, the Company operates in Atchison, Kansas and Pekin, Illinois (Midwest Grain Products of Illinois, Inc.). Additionally, Midwest Grain Pipeline, Inc., another wholly-owned subsidiary, supplies natural gas to the Company's Atchison plant, and Kansas City Ingredient Technologies, another wholly-owned subsidiary, supplies labor expertise and operates as a protein and starch mixing facility in manufacturing specialty products.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Midwest Grain Products, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

INVENTORIES AND DERIVATIVES. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, Midwest Grain Products, Inc. enters into readily marketable exchange-traded commodity futures contracts to reduce the risk of future grain price increases. Additionally, the Company enters into futures contracts for the sale of fuel grade alcohol to hedge the selling price to its customers. These contracts are designated as cash flow hedges of specific volumes of commodities to be purchased or sold. The changes in the market value of the Company's futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in the price movements of the hedged items, and the amount representing ineffectiveness is immaterial. The fair value of the open and closed hedging transactions is recorded in inventory or accounts payable with the related gains and losses deferred in other comprehensive income, net of applicable income taxes. Gains and losses are recognized in the statement of income as the finished goods related to the hedged transactions are sold. If grain requirements fall below anticipated needs and open contract levels, then gains and losses are recognized immediately for the excess open contract levels. Gains and losses resulting from the hedged transactions will be recognized in the statement of income within the next year.

PROPERTY AND EQUIPMENT. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

        Buildings and improvements      20-30 years
        Transportation equipment          5-6 years
        Machinery and equipment         10-12 years

EARNINGS PER COMMON SHARE. Earnings per common share data is based upon the weighted average number of common shares totaling 8,085,847 for 2002, 8,397,308 for 2001 and 9,122,717 for 2000. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, were anti-dilutive in all three years.

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

REVENUE RECOGNITION. Revenue from the sale of the Company's products is recognized as products are delivered to customers.

Income from various government incentive grant programs is recognized as it is earned. In the case of the ethanol incentive program, income is based on grain usage for fuel alcohol production measured in each quarter. In the case of the USDA grant, income is recognized as costs are incurred or, in connection with capital projects, as those projects are depreciated.

ADVERTISING. Advertising costs are expensed as incurred. These costs totaled $810,000, $527,000 and $660,000 for June 30, 2002, 2001 and 2000, respectively.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. These costs totaled approximately $1.8 million, $1.1 million and $1.3 million for June 30, 2002, 2001 and 2000, respectively.

NOTE 2: INVENTORIES

Inventories consist of the following:

June 30,                    2002      2001
------------------------------------------
(in thousands)

Alcohol                   $ 2,816   $ 4,216
Unprocessed grain           7,861     5,745
Operating supplies          4,747     4,486
Wheat-based ingredients     4,989     3,393
By-products and other         342       390
-------------------------------------------
                          $20,755   $18,230
===========================================

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30,                           2002       2001
---------------------------------------------------
(in thousands)

Land, buildings
 and improvements               $ 22,422   $ 20,553
Transportation equipment           1,183      1,155
Machinery and equipment          223,475    219,822
Construction in progress          11,421      3,775
---------------------------------------------------
                                 258,501    245,305
Less accumulated depreciation    167,486    153,181
---------------------------------------------------
                                $ 91,015   $ 92,124
===================================================

NOTE 4: ACCRUED EXPENSES

Accrued expenses consist of the following:

June 30,                             2002     2001
--------------------------------------------------
(in thousands)

Excise taxes                       $   82   $  337
Employee benefit plans (Note 10)    1,543    1,795
Salaries and wages                    727      704
Property taxes                        805      596
Insurance                               5       20
Interest                              443      528
Other expenses                        140       28
--------------------------------------------------
                                   $3,745   $4,008
==================================================

NOTE 5:  LONG-TERM DEBT

Long-term debt consists of the following:

June 30,                    2002     2001
-------------------------------------------
(in thousands)

Senior notes payable      $15,908   $18,181
Industrial revenue bond     5,726
Lines of credit                       8,512
-------------------------------------------
                           21,634    26,693
Less current maturities     3,201     4,273
Long-term portion         $18,433   $22,420
===========================================

The unsecured senior notes are payable in annual installments of $2,273,000 from 2002 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum for the fifteen-year term of the notes.

Industrial development revenue bonds were issued by The Unified Government of Wyandotte County, Kansas City, Kansas; principal payments to bondholder of $77,381 plus interest at 5.23% are due monthly. The bonds are secured by a security interest in the project as defined in the lease agreement.

At June 30, 2002, the Company had a $10 million unsecured revolving line of credit expiring on November 30, 2003, with interest at 1% below prime on which there were no borrowings at June 30, 2002.

In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a debt service coverage ratio of 1.5 to 1.

Aggregate annual maturities of long-term debt at June 30, 2002 are as follows:

(in thousands)
2003                              $ 3,201
2004                                3,201
2005                                3,201
2006                                3,201
2007                                3,201
Thereafter                          5,629
-----------------------------------------
                                  $21,634
=========================================

NOTE 6: INCOME TAXES

The provision (credit) for income taxes is comprised of the following:

June 30,                          2002     2001     2000
---------------------------------------------------------
(in thousands)

Income taxes currently payable   $2,129   $  574   $1,197
Income taxes deferred             1,980    1,163    1,995
----------------------------------------------------------
                                 $4,109   $1,737   $3,192
==========================================================

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

June 30,                                  2002        2001
-----------------------------------------------------------
(in thousands)

Deferred tax assets:
 Accrued employee benefits            $    148    $    149
 Post-retirement liability               2,309       2,353
 Insurance accruals                        163         226
 State operating loss carryforwards        302         744
 Alternative minimum tax                   956       2,411
 Other                                     370         486
------------------------------------------------------------
                                         4,248       6,369
------------------------------------------------------------
Deferred tax liabilities:
 Accumulated depreciation              (13,223)    (14,130)
 Deferred gain on involuntary
 conversion                               (235)       (247)
 Deferred income from federal grant       (827)       (315)
 Futures contracts                        (113)
 Other                                    (153)
-----------------------------------------------------------
                                       (14,551)    (14,692)
-----------------------------------------------------------
Net deferred tax liability          $  (10,303)   $ (8,323)
===========================================================

The above net deferred tax liability is presented on the consolidated balance sheets as follows:

June 30,                                 2002       2001
-----------------------------------------------------------
(in thousands)
Deferred tax asset - current         $    284    $  2,451
Deferred tax liability - long-term    (10,587)    (10,774)
-----------------------------------------------------------
Net deferred tax liability           $(10,303)   $ (8,323)
===========================================================

No valuation allowance has been recorded at June 30, 2002 or 2001.

A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of income is shown below:

June 30,                   2002     2001     2000
--------------------------------------------------
(in thousands)

"Expected" provision
 (credit) at federal
 statutory rate (34%)     $3,525   $1,495   $2,748
Increases (decreases)
 resulting from:
 Effect of state
 income taxes                442      139      176
Other                        142      103      268
--------------------------------------------------
Provision (credit) for
 income taxes             $4,109   $1,737   $3,192
==================================================

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

NOTE 8: OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following:
June 30,                    2002       2001         2000
---------------------------------------------------------
(in thousands)
CCC value-added program   $ 4,981    $ 1,329
Truck operations             (146)       (79)       (53)
Warehousing and
 storage operations           (25)       (10)       (35)
Miscellaneous                  55         86        127
---------------------------------------------------------
                          $ 4,865    $ 1,326      $  39
=========================================================

NOTE 9: ENERGY COMMITMENT

During fiscal 1994, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $119,000, with a declining fixed charge for purchases in excess of the minimum usage. Electricity purchases will occur at fixed rates through April 30, 2003. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years. The estimated net book value of the plant would be $10.6 million at that date.

NOTE 10: EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLANS. The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met. Contributions to the plans totaled $426,000, $409,000 and $880,000 for the years ended June 30, 2002, 2001 and 2000, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

401(K) PROFIT SHARING PLANS. During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $789,000, $740,000 and $392,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

POST-RETIREMENT BENEFIT PLAN. The Company and its subsidiaries provide certain post-retirement health care and life insurance benefits to all employees. The liability for such benefits is unfunded.

The status of the Company's plans at June 30, 2002 and 2001 was as follows:

June 30,                                             2002       2001
---------------------------------------------------------------------
(in thousands)
Accumulated post-retirement benefit obligations:
 Retirees                                         $  2,640    $ 3,044
 Active plan participants                            3,302      3,207
----------------------------------------------------------------------
Unfunded accumulated obligation                      5,942      6,251
Unrecognized actuarial gain (loss)                     (20)      (217)
----------------------------------------------------------------------
Accrued post-retirement benefit cost               $ 5,922    $ 6,034
======================================================================

Net post-retirement benefit cost included the following components:

June 30,                    2002     2001     2000
---------------------------------------------------
(in thousands)
Service cost               $ 212    $ 177    $ 138
Interest cost                389      407      355
(Gain) loss amortization     (15)     (16)
---------------------------------------------------
                           $ 586    $ 568    $ 493
===================================================

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.50% (compared to 8.75% assumed for 2001) reducing to 7.50% over four years and 6.0% over 10 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $420,000 at June 30, 2002, and the service and interest cost by $60,000 for the year then ended.

A weighted average discount rate of 7.50% was used in determining the accumulated benefit obligation.

STOCK OPTIONS. The Company has three stock option plans, the Stock Incentive Plan of 1996 ("The 1996 Plan"), the Stock Option Plan for Outside Directors ("The Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees ("The Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost been determined consistent with FASB Statement No. 123, the Company's 2002, 2001 and 2000 net income and earnings per share would have been reduced to the following pro forma amounts:

June 30,                          2002        2001       2000
---------------------------------------------------------------

Net Income (loss):
 As Reported                    $ 6,259     $ 2,660     $ 4,890
 Pro Forma                      $ 5,450     $ 1,979     $ 4,206
Basic Earnings Per Share:
 As Reported                    $   .77     $   .32     $   .54
 Pro Forma                      $   .67     $   .24     $   .46

Under the 1996 Plan, the Company may grant incentives for up to 600,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2002, the Company has granted incentive stock options to purchase 489,125 shares. The options become exercisable in yearly increments through June, 2005. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. Through June 30, 2002, the Company had granted options to purchase 40,000 shares, all of which were exercisable as of June 30, 2002.

Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. Through June 30, 2002, the Company has granted incentive stock options on 276,435 shares. The options become exercisable in yearly increments through January, 2004. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

A summary of the status of the Company's three stock option plans at June 30, 2002, 2001 and 2000 and changes during the years then ended is presented below:

                                      2002                    2001                       2000
------------------------------------------------------------------------------------------------------------
                                        Weighted Average         Weighted Average          Weighted Average
                                Shares   Exercise Price  Shares   Exercise Price   Shares   Exercise Price
------------------------------------------------------------------------------------------------------------
Outstanding Beginning of Year   793,820      $11.65      729,360      $12.30       544,860     $13.74
Granted                         128,680       12.39      133,460        9.33       184,500       8.03
Cancelled                       (69,000)      15.25      (69,000)      14.00
Exercised                       (47,940)      10.29
------------------------------------------------------------------------------------------------------------
Outstanding End of Year         805,560      $11.54      793,820      $11.65       729,360     $12.30
============================================================================================================

These are comprised as follows:

                                              Remaining
                                             Contractual   Shares Exercisable
                 Shares    Exercise Price    Lives (Years)  at June 30, 2002
-----------------------------------------------------------------------------
1996 Plan
                 21,000         14.00           3.50           21,000
                 17,500         15.25           4.50           17,500
                 69,000         13.75           5.50           69,000
                 88,625         12.50           6.50           66,469
                 80,000          8.00           7.50           40,000
                 34,000          9.31           8.50            8,500
                 69,000          9.31           9.00           17,250
                 41,000         11.90           9.50
                 69,000         12.89           10.00
Directors' Plan
                  7,000         16.25           4.25            7,000
                  7,000         14.25           5.25            7,000
                  7,000         11.75           6.25            7,000
                  6,000          9.00           7.25            6,000
                  6,000          9.63           8.25            6,000
                  7,000         11.15           9.25            7,000
Salaried Plan
                169,785         13.50           5.67          169,785
                 74,500          8.00           7.50           37,250
                 20,470          9.31           8.50            5,118
                 11,680         11.90           9.50
-----------------------------------------------------------------------------
                805,560                                       491,872
=============================================================================

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the year ended June 30, 2002: Risk-free interest rate of 4.79; expected dividend yield of 0%; expected volatility of 36%, expected life of ten years.

NOTE 11: OPERATING LEASES

The Company has several noncancelable operating leases for railcars and other equipment, which expire from December, 2002 through May, 2007. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

Future minimum lease payments at June 30, 2002 are as follows:

                (in thousands)
                2003                         $  1,187
                2004                              607
                2005                              439
                2006                              174
                2007                               39
                -------------------------------------
                Future minimum lease payments  $2,446
                =====================================

Rental expense for all operating leases with terms longer than one month totaled $1,880,543, $2,385,777 and $2,458,096 for the years ended June 30, 2002, 2001 and 2000, respectively.

NOTE 12: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally   accepted   accounting   principles  require  disclosure  of  certain
significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

   o A majority of the Company's labor force is covered by collective bargaining agreements which expire August 31, 2002 at the Atchison plant and on October 31, 2003 at the Pekin plant.

   o Under its self-insurance plan, the Company accrues the estimated expense of health care and workers' compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. An accrual for such costs of $5,105 is included in the accompanying 2002 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

   o During the year ended June 30, 2002, the Company had sales to two customers accounting for approximately 26% of consolidated sales. In 2001 and 2000, the Company had sales to one customer accounting for 9% and 13%, respectively.

NOTE 13: OPERATING SEGMENTS

The Company is a fully integrated producer of wheat-based products and distillery products. The operations are classified into two reportable segments: wheat-based products and distillery products. Wheat-based products consist of specialty ingredients, including specialty, or value-added, wheat proteins and starches, commodity ingredients, including vital wheat gluten and commodity wheat starch, and mill feeds. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel grade alcohol, and distillers feed and carbon dioxide, which are by-products of the Company's distillery operations.

The operating profit for each segment is based on net sales less identifiable operating expenses. Interest expense, investment income and other general miscellaneous expenses have been excluded from segment operations and classified as Corporate. Receivables, inventories and equipment have been identified with the segments to which they relate. All other assets are considered as Corporate.

Segment Information

June 30,                    2002        2001         2000
-----------------------------------------------------------
Sales to Customers
 Wheat-based products   $  66,232    $  79,703    $ 102,857
 Distillery products      148,296      149,538      129,023
-----------------------------------------------------------
                        $ 214,528    $ 229,241    $ 231,880
===========================================================
Depreciation
 Wheat-based products   $   5,002    $   4,620    $   4,435
 Distillery products        8,286        8,076        8,514
 Corporate                  1,020          931          566
-----------------------------------------------------------
                        $  14,308    $  13,627    $  13,515
===========================================================
Income before
 Income Taxes
 Wheat-based products   $   4,562    $   2,089    $  16,058
 Distillery products        7,824        3,257       (6,746)
 Corporate                 (2,018)        (949)      (1,230)
-----------------------------------------------------------
                        $  10,368    $   4,397    $   8,082
===========================================================
Identifiable Assets
 Wheat-based products   $  49,812    $  46,635    $  52,643
 Distillery products       57,813       71,184       74,020
 Corporate                 58,593       56,631       29,116
-----------------------------------------------------------
                        $ 166,218    $ 174,450    $ 155,779
===========================================================

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

June 30,                          2002               2001
----------------------------------------------------------------
                          Carrying    Fair   Carrying    Fair
                           Amount     Value    Amount    Value
----------------------------------------------------------------
Financial assets:
 Cash and cash
  equivalents              $28,736   $28,736   $33,454   $33,454
 Accounts
  receivable                24,071    24,071    26,109    26,109
 Unrealized gains
  on futures contracts         598       598       306       306
Financial liabilities:
 Long-term debt             21,634    22,734    26,693    25,374
 Unrealized losses
  on futures contracts         310       310       291       291
================================================================

NOTE 15: ADDITIONAL CASH FLOWS INFORMATION

Years Ended June 30,                2002    2001     2000
------------------------------------------------------------
(in thousands)

Investing and Non-cash
 Financing Activities:
 Purchase of property and
 equipment in accounts payable    $  227   $  343   $  255
Additional Cash Payment
Information:
 Interest paid                    $1,535   $1,388   $1,542
 Income taxes paid                 2,500    1,825      704
============================================================

NOTE 16: CONTINGENCIES

There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE 17: USDA GRANT

During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which is scheduled to end May 31, 2003, the Company is eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million has been allocated to the Company with the remainder allocated in July, 2002. The funds are to be used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs will be recognized in income as those costs are incurred. Funds allocated based on capital expenditures will be recognized in income as the capital projects are depreciated.

NOTE 18: FUTURE CHANGES IN ACCOUNTING PRINCIPLES

The Financial Accounting Standards Board (FASB) has issued four new accounting pronouncements that will become effective in the fiscal year commencing July 1, 2002.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in August, 2001 and deals with the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in October, 2001 and applies to all long-lived assets, other than goodwill, and discontinued operations and develops one accounting model for long-lived assets that are to be disposed of by sale. The adoption of these statements is not expected to have a material impact on the Company's financial statements.