Form 10-K, Exhibit 13
period 2003-06-30
MGP INGREDIENTS INC
filed 2003-09-16
CIK 835011

SELECTED FINANCIAL INFORMATION

Years Ended June 30,	2003	2002	2001	2000	1999
(in thousands, except per share amounts)
Income Statement Data:
Net Sales	$192,372	$214,528	$229,241	$231,880	$216,101
Cost of sales	202,112	193,325	212,058	210,978	200,622
Gross profit	(9,740)	21,203	17,183	20,902	15,479
Selling, general and administrative expenses	(13,617)	(14,689)	(13,545)	(12,109)	(11,908)
Other operating income (1)	17,403	4,865	1,326	39	136
Income (loss) from operations	(5,954)	11,379	4,964	8,832	3,707
Other income, net (2)	15,701	226	780	719	350
Interest expense	(1,226)	(1,237)	(1,347)	(1,469)	(1,959)
Income before income taxes	8,521	10,368	4,397	8,082	2,098
Provision for income taxes	3,367	4,109	1,737	3,192	828
Net income	5,154	6,259	2,660	4,890	1,270
Earnings per common share	$ 0.65	$ 0.77	$ 0.32	$ 0.54	$ 0.13
Cash dividends per common share	0.15	0.15	0.10
Weighted average common shares outstanding	7,932	8,086	8,397	9,122	9,609
Balance Sheet Data:
Working capital	38,527	48,383	47,490	45,089	43,053
Total assets	173,130	166,218	174,450	155,779	157,370
Long-term debt, less current maturities	15,232	18,433	24,420	18,181	21,099
Stockholders' equity	105,218	104,678	100,544	102,378	105,445
Book value per share	13.69	12.95	12.29	11.93	11.07

(1)

Included in other operating income in 2003 is $12.6 million related to business interruption insurance proceeds. Also included in other operating income is $4.3 million, $3.7 million and $1.3 million in 2003, 2002 and 2001, respectively, for current operating expense reimbursement under the USDA grant (see Note 18 to Consolidated Financial Statements).

(2)

Included in other income, net in 2003 is $15.4 million related to the gain recognized from property damage insurance proceeds in excess of the net book value of the property and equipment destroyed in the Company’s distillery explosion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This section contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as “intend,” “believe,” “estimate,” “expect,” “anticipate,” “hopeful,” “should,” “may” and “could” and similar expressions. They reflect management’s current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments and insurers. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

Critical Accounting Policies

In preparing financial statements, management must make estimates and judgments that affect the carrying values of the Company’s assets and liabilities as well as recognition of revenue and expenses. Management’s estimates and judgments are based on the Company’s historical experience and management’s knowledge and understanding of current facts and circumstances. The policies discussed below are considered by management to be critical to an understanding of the Company’s financial statements. The application of certain of these policies places significant demands on management’s judgment, with financial reporting results relying on estimations about the effects of matters that are inherently uncertain. For all of these policies, management cautions that future events rarely develop as forecast, and estimates routinely require adjustment and may require material adjustment. There have been no significant changes in critical accounting policies in the past year.

USDA Grant:  As discussed in Note 18 to the financial statements, the Company received a grant from the United States Department of Agriculture totaling approximately $26 million over the two-year period June 1, 2001 to May 31, 2003. The funds were awarded for research, marketing, promotional and capital costs related to value-added wheat gluten and starch products. Funds applied to current operating costs are considered revenue as those costs are incurred. Funds applied to capital expenditures will be recognized in income over the periods during which applicable projects are depreciated. As a result, management has exercised judgment in applying grant proceeds to operating costs and capital expenditures in accordance with the terms of the grant.

Insurance Proceeds:  As a result of the explosion at the Atchison, Kansas distillery, the Company has recorded insurance proceeds from the property damage incurred and the related business interruption that ensued. Such amounts are estimated to be recoverable under the policy terms. The proceeds from the business interruption insurance relate primarily to inefficiencies in production and additional shipping and handling costs resulting from the slowdown of the Atchison distillery operation. The Company and the insurer are in the process of determining the actual damages, and the ultimate insurance recovery could differ from the estimate that has been recorded. Additional costs, net of business interruption insurance recoveries, will be recognized in future periods as they are incurred. However, the amounts of such future costs cannot be estimated at this time.

Hedging Activities:  The Company, from time to time, enters into exchange traded commodity contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in future months. Additionally, the Company enters into exchange traded futures contracts related to certain sales of fuel grade alcohol to protect its selling price to the customer. These contracts are designated as and accounted for as cash-flow hedges. The changes in market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged items. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in cost of sales as part of product cost when the related products are sold. If it is determined that the hedge instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these contracts would be recognized in cost of sales at that time.

Self-Insured Plan:  Under its self-insurance plan, the Company accrues the estimated expense of health care and workers’ compensation claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

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

Other Significant Accounting Policies:  Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Note 1 in the Company’s Notes to Consolidated Financial Statements for other significant accounting policies.

Operations

The Company is a fully integrated producer of certain ingredients and distillery products and has two reportable segments, an ingredients segment and a distillery products segment. Products included within the ingredients segment consist of starches, including commodity wheat starch and specialty wheat starches, proteins, including commodity wheat gluten, specialty wheat, soy and other proteins, and mill feeds. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of the Company’s distillery operations. In its Annual Report on Form 10-K for the fiscal year ended June 30, 2002, the Company referred to its ingredients segment as its wheat-based products segment. Although substantially all of the Company’s products are wheat-based products, it also sells small amounts of soy-based and other natural grain-based ingredients, including oat protein products, and includes these products in the same segment as its wheat-based products; therefore, the Company has redesignated its former wheat-based products segment as its ingredients segment.

        The Company processes its products at plants located in Atchison, Kansas and Pekin, Illinois. The Company also operates a facility for the further processing of wheat proteins and starches in Kansas City, Kansas. The Company purchases wheat directly from local and regional farms and grain elevators and mills it into flour and mill feeds. The flour is processed with water to extract vital wheat gluten, a portion of which is further processed into specialty wheat proteins. Vital wheat gluten and most wheat protein products are dried into powder and sold in packaged or bulk form. The starch slurry which results after the extraction of the gluten and wheat proteins is further processed to extract premium wheat starch, which is also dried into powder and sold in packaged or bulk form, either as commodity wheat starch or, after further processing, as modified or specialty wheat starch. The remaining slurry is mixed with mill feeds, corn or milo and water and then cooked, fermented and distilled into alcohol. The residue of the distilling operations is dried and sold as a high protein additive for animal feed. Carbon dioxide which is produced during the fermentation process is trapped and sold. Mill feeds not used in the distilling process are sold to feed manufacturers.

        On September 13, 2002, an explosion at the Company’s Atchison plant caused significant damage to the Company’s distillery operations at that location. There were no fatalities and only a few minor injuries; however, damage to the distillery was major, affecting operations throughout fiscal 2003. Historically, the Atchison distillery has produced approximately one-third of the Company’s total alcohol output, accounting for approximately 19 percent of its total fuel grade alcohol production and approximately 67 percent of its total food grade alcohol production during the fiscal year ended June 30, 2002. As a result of the explosion, the Company has been unable to produce finished alcohol at its Atchison plant. The Company has been able to produce unfinished alcohol at the Atchison location since December, 2002, most of which has been shipped to the Pekin, Illinois facility for further processing. The Company generally has been able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market sales have been affected. Because the Company’s ingredient and alcohol production processes are integrated, the distillery slowdown in Atchison has also affected MGPI’s ability to produce the base proteins and starches which are used in the production of specialty ingredients at this location. For a time, the Company altered its operations to use its Illinois facility to produce base proteins and starches, which were then shipped to the Atchison facility as raw material for producing specialty ingredients. As a result, while production costs increased, the Company was able to limit the effects of the distillery explosion on its ability to supply specialty products to customers. The adverse impact of the distillery slowdown on the Company’s operations has been substantially reduced by business interruption insurance.

        The Company is proceeding with plans to resume full alcohol production in Atchison. The total distillery rebuilding process is expected to take until November or December of 2003 to complete. The Company believes insurance proceeds will be sufficient to substantially offset rebuilding costs. The gain resulting from insurance proceeds in excess of the net recorded costs of assets destroyed in the accident is expected to be approximately $15.4 million (pre-tax), which amount was included as other non-operating income in fiscal 2003.

        The following is a summary of revenues and pre-tax profits/ (loss) allocated to each reportable operating segment for the three fiscal years ended June 30. (See Note 14 in the Company’s Notes to Consolidated Financial Statements for additional information regarding the Company’s operating segments.)

(dollars in thousands)
2003	2002	2001

Ingredients
Net Sales	$ 57,215	$ 66,232	$ 79,703
Pre-Tax Income	7,030	4,562	2,089

Distillery Products
Net Sales	$135,157	$148,296	$149,538
Pre-Tax Income	3,622	7,824	3,257

FISCAL 2003 COMPARED TO FISCAL 2002
General

The Company had net income of $5,154,000 in fiscal 2003 compared to net income of $6,259,000 in fiscal 2002. The decrease was largely due to higher prices for grain and higher energy costs resulting from increased prices for natural gas, principally in the last three quarters of the fiscal year.

         The distillery explosion on September 13, 2002 resulted in reduced alcohol production and, combined with lower average selling prices for both food grade and fuel grade alcohol, caused total alcohol sales for the year to decline 9 percent compared to fiscal 2002. The Company additionally experienced a 14 percent decrease in ingredients sales due largely to a planned reduction in sales of commodity ingredients, which consist of vital wheat gluten and commodity wheat starch. Sales of the Company’s specialty ingredients, primarily specialty wheat proteins and wheat starches, increased 12 percent compared to the prior year.

         Insurance proceeds in excess of the net recorded costs of assets that were destroyed in the distillery explosion resulted in approximately $15.4 million of non-operating income ($9.3 million after the effects of income taxes).

         Business interruption insurance to compensate for the effects of the explosion amounted to approximately $12.6 million in fiscal 2003 and contributed to the Company’s income from operations for the year. The Company additionally benefited from the receipt of approximately $1.9 million (net of income taxes) from a United States Department of Agriculture program to provide cash incentives to ethanol producers, as well as approximately $3.0 million (net of taxes) in operating net income from a USDA Commodity Credit Corporation program to support the development of specialty wheat protein and wheat starch products. Details on both of these programs are provided below.

Ingredients.  Total ingredient sales in fiscal 2003 decreased 14 percent compared to the prior year due mainly to a significant reduction in sales of commodity ingredients, which consist of vital wheat gluten and commodity wheat starch. In contrast, fiscal 2003 sales of specialty ingredients, consisting of specialty proteins and starches, increased by 12 percent above fiscal 2002 to nearly $42 million and accounted for approximately 73 percent of the Company’s total ingredient sales for the year.

         The increase in specialty ingredients sales resulted from higher sales of specialty proteins, which more than offset softness in sales of specialty starches. The reduction in commodity wheat starch sales resulted from the Company’s decision to emphasize specialty starch sales over commodity wheat starch sales. The reduction in vital wheat gluten sales occurred because the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union. Competitive pressures from the E.U. increased following the expiration of the three-year-long quota on wheat gluten imports in early June, 2001. Unless future conditions warrant otherwise, the Company plans to maintain a reduced presence in the more traditional wheat gluten market while continuing to expand the development and growth of specialty wheat proteins.

         In June 2001, the White House approved a two-year program to support the development of specialty wheat gluten and wheat starches to assist wheat gluten producers in adjusting to import competition. This program was implemented in lieu of an extension to a three-year long gluten import quota that began in June, 1998. Administered by the U.S. Department of Agriculture’s Commodity Credit Corporation, the program ended May 31, 2003. Under the program, the Company was awarded approximately $26 million of the program total of $40 million. On June 29, 2001, the Company received approximately $17,280,000 for the first year of the program. The Company received the balance of the award for the second year of the program in July, 2002. The Company was required to submit quarterly reports to the Commodity Credit Corporation listing costs incurred and activities conducted to date and an annual performance report after each year of the program explaining its activities. The Commodity Credit Corporation is empowered to ask for a refund with interest of some or all of the funds allocated to the Company if it determines that the Company has not made significant progress in completing its stated activities. Based on its contacts with Commodity Credit Corporation personnel through the quarterly reporting process, the Company believes that it has made satisfactory progress.

         The funds allocated under the Commodity Credit Corporation program were to pay for capital, research, marketing and promotional costs related to specialty wheat protein and wheat starch products. Funds received were recognized in income during the period in which they were expended for a permitted purpose. However, funds used for capital expenditure projects will be recognized in income over the periods during which those projects are depreciated. They are not intended to be used to reduce production- and marketing-related costs for commodity vital wheat gluten and wheat starches that could extend the U.S. industry’s participation in these markets.

         Approximately 32 percent of the Commodity Credit Corporation program’s funds for the two years combined were applied toward research and marketing-related costs and, therefore, were reflected in earnings. The remaining 68 percent of the funds were earmarked for capital projects, and will be reflected in earnings over the next seven to ten years. These projects include an $8.7 million expansion project that was completed at the Company’s Atchison plant in November, 2002. This expansion involved the installation of additional processing and drying equipment for the production of ingredients for bakery, pasta and noodle and related food markets, both domestic and foreign. As reported to the Commodity Credit Corporation, during fiscal 2002, approximately $13.6 million (including funds for capital projects that began in fiscal 2002 and scheduled for completion in fiscal 2003) was earmarked (of which $8.3 million was expended during the year) for capital projects and $3.7 million was applied to research- and marketing-related costs. In fiscal 2003, approximately $9.1 million was allocated for capital projects during the year, including carry-over funds from the prior year, and $4.3 million for research and marketing related costs.

Distillery Products.  Total sales of distillery products in fiscal 2003 were down 9 percent compared to the prior year. This was due to a 9 percent decline in unit sales resulting from reduced production caused by the distillery explosion at the Company’s Atchison plant on September 13, 2002. Lower selling prices for food grade alcohol and fuel grade alcohol also contributed to this decrease.

         The Company has been able to produce unfinished alcohol at its Atchison plant since December, 2002, most of which has been shipped to the Pekin, Illinois facility for further processing. The Company generally has been able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market business has been affected.

         The Company has participated in a program that was developed by the U.S. Department of Agriculture and initiated in December, 2000 to provide a cash incentive for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. The Company began receiving payments under this program in the third quarter of fiscal 2001. In fiscal 2003, the Company received payments totaling approximately $3.1 million (pre-tax). The program extends through September, 2006, with funding determined annually. The Company’s eligibility to participate in the program is determined from quarter to quarter.

Sales

Net sales in fiscal 2003 decreased by approximately $22.2 million from net sales in fiscal 2002. This decrease resulted from a 9 percent reduction in sales of distillery products and a 14 percent reduction in sales of ingredients.

         The decline in sales of ingredients was due to a reduction in sales of commodity ingredients, which primarily consist of vital wheat gluten and commodity wheat starch. Sales of vital wheat gluten dropped due to a significant reduction in unit sales. Commodity wheat starch sales also declined due to a reduction in unit sales, which more than offset a modest increase in selling prices. Sales of specialty ingredients, consisting primarily of specialty wheat proteins and starches, increased by 12 percent due to higher average selling prices and higher unit sales of specialty proteins. Unit sales of specialty starches, meanwhile, declined.

         Distillery product sales in fiscal 2003 were lower than the prior year due mainly to reduced production caused by the September 13 distillery explosion. Reduced unit sales and lower average selling prices for fuel grade alcohol as well as food grade alcohol for beverage and industrial applications also contributed to this decline. Sales of distillers feeds, the principal by-product of the alcohol production process, were less than the prior year due to lower alcohol output.

Cost of Sales

The cost of sales in fiscal 2003 increased by approximately $9 million above the cost of sales in the prior fiscal year. This principally was due to higher raw material costs for grain and higher energy costs. The increase in grain costs was caused by a 15 percent jump in average wheat prices and a 20 percent hike in average corn prices paid by the Company versus the prior year. The increased energy costs resulted from a 45 percent rise in natural gas prices compared to fiscal 2002.

         In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. During fiscal 2003, the Company hedged approximately 45 percent of corn processed, compared to 48 percent in fiscal 2002. Of the wheat processed by the Company, 44 percent was hedged in fiscal 2003 compared to none in fiscal 2002. The Company also uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2003, raw material costs included a net hedging gain of $199,883 compared to a net hedging loss of $1,798,705 in the prior fiscal year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in fiscal 2003 were approximately $1.1 million lower than selling, general and administrative expenses in fiscal 2002. The decrease was due to various factors, including reductions in staff bonus incentives and a $449,000 reduction in bad debt expense compared to the prior fiscal year. The decrease was partially offset by an increase in sales salaries and fees associated with outside professional and consulting services.

Other Operating Income

The increase in other operating income relates to the recognition of approximately $12.6 million in business interruption insurance. There was a decline from the prior year in the pre-tax income recognized from the previously discussed U.S. Department of Agriculture Commodity Credit Corporation program for specialty wheat protein and wheat starch products.

Other Income

The increase in other income is due to the recognition of expected insurance proceeds in excess of the net recorded costs of assets that were destroyed in a distillery explosion at the Company’s Atchison plant in September, 2002.

Taxes and Inflation

The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

Net Income

As the result of the foregoing factors, the Company experienced net income of $5,154,000 in fiscal 2003 compared to net income of $6,259,000 in fiscal 2002.

FISCAL 2002 COMPARED TO FISCAL 2001
General

The Company had net income of $6,259,000 in fiscal 2002 compared to net income of $2,660,000 in fiscal 2001. This improvement was due to several factors, including funds allocated under a United States Department of Agriculture Commodity Credit Corporation program to support the development of value-added wheat protein and wheat starch products, as well as a Department of Agriculture cash incentive program for ethanol producers. Details of these programs are described elsewhere in this report. Another significant cause for the improvement was a reduction in energy costs resulting from an approximately 40 percent decrease in the average per unit price for natural gas compared to the same period in the prior year. Grain costs decreased because of lower average unit prices for corn and milo and reduced wheat purchases compared to the prior year.

Ingredients.  Sales of ingredients, consisting primarily of specialty and commodity wheat proteins and starches, were lower than the prior year due to a planned reduction in sales of commodity wheat starch and vital wheat gluten, a protein that is used mainly as an ingredient in bread products. However, sales of specialty ingredients increased almost 14 percent over the prior year to nearly $37 million for the year and accounted for approximately 56 percent of the Company’s combined wheat-based product sales for the year.

         The increase in specialty wheat protein and starch sales was due mainly to expanded marketing programs and heightened customer interest. The reduction in commodity wheat starch sales resulted from the Company’s decision to emphasize specialty and modified starch sales over commodity wheat starch sales. The reduction in vital wheat gluten sales occurred because the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union. Competitive pressures from the E.U. increased following the expiration of the three-year-long quota on wheat gluten imports in early June, 2001.

         In June, 2001, the White House approved a previously described two-year long program to support the development of value-added wheat gluten and wheat starches to assist wheat gluten producers adjust to import competition. Administered by the U.S. Department of Agriculture’s Commodity Credit Corporation, this program was implemented in lieu of an extension to a three-year long gluten import quota that began in June, 1998. Under the program, the Company became eligible for approximately $26 million of the program total of $40 million. On June 29, 2001, the Company received approximately $17,280,000 for the first year of the program.

         Approximately 80 percent of the first year’s allotment under the program was used for capital projects. The remaining 20 percent of the first year’s funds were applied toward research and marketing-related costs and, therefore, were reflected in earnings. As reported to the Commodity Credit Corporation, during fiscal 2002, approximately $13.6 million (including funds for capital projects that were initiated in fiscal 2002 and scheduled for completion in fiscal 2003) was applied to capital projects and $3.7 million was applied to research- and marketing-related costs.

Distillery Products.  Total sales of distillery products were approximately even with sales the prior year. Sales of fuel grade alcohol, commonly known as ethanol, increased as the result of higher unit sales during all four quarters of the year and higher selling prices during the first half of the year. This offset a reduction in sales of food grade alcohol caused by lower unit sales. Selling prices for food grade alcohol for both beverage and industrial applications, meanwhile, improved over the prior year. Selling prices for the Company’s fuel grade alcohol decreased significantly in the second half of fiscal 2002, primarily due to increased ethanol supplies throughout the industry. The average price of fuel alcohol for the entire year was below the prior year’s average.

         The increased supplies of fuel alcohol in the marketplace occurred because certain producers added capacity and/or built inventories in anticipation of an expanded market for grain-based ethanol as a replacement for methyl tertiary butyl ether (MTBE) in California and elsewhere. However, the Governor of California delayed the state’s ban on MTBE for a year, from January, 2003 to January, 2004, causing the surplus of fuel alcohol and the resulting softening in prices during the latter part of fiscal 2002.

         The Company has participated in a previously described program that was developed by the U.S. Department of Agriculture and initiated in December, 2000 to provide a cash incentive for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. In fiscal 2002, the Company received payments under this program totaling approximately $4.1 million (pre-tax).

         In the final quarter of fiscal 2002, the Company completed the installation of a new distillery feed dryer and related equipment at its Pekin, Illinois plant. Installed at a cost of approximately $7 million, the new dryer was designed to increase the plant’s feed processing capacity and improve alcohol production output and efficiencies at that location.

Sales

Net sales in fiscal 2002 decreased by approximately $14.7 million below net sales in fiscal 2001. This decrease resulted mainly from an 18 percent reduction in sales of ingredients.

         The decline in sales of ingredients, consisting of specialty and commodity wheat proteins and starches, was due to planned reductions in sales of commodity wheat starch and vital wheat gluten. Sales of vital wheat gluten also dropped due to reduced selling prices. Commodity wheat starch sales declined primarily due to a reduction in unit sales. However, sales of specialty wheat proteins and starches increased in the aggregate by nearly 14 percent over the prior year to more than $37 million for the year and accounted for approximately 56 percent of the Company’s ingredient sales for the year. This increase was due primarily to higher unit sales of specialty proteins, which offset a decrease in unit sales of specialty starches.

         Distillery product sales were approximately even with the prior year. Lower sales of food grade alcohol resulted from decreased unit sales in both the beverage and industrial markets, which offset higher selling prices in both markets. However, sales of fuel grade alcohol rose compared to fiscal 2001 as the result of higher unit sales in all four quarters of the year and higher selling prices in the first and second quarters. For fiscal 2002 as a whole, the average sales price of fuel alcohol was lower than in the prior year. Sales of distillers feed, the principal by-product of the alcohol production process, increased modestly as a result of increased unit sales.

Cost of Sales

The cost of sales in fiscal 2002 decreased by approximately $19 million below the cost of sales in the prior fiscal year. This principally was due to a decrease in energy costs resulting from a decline in natural gas prices, and to a lesser extent, to a decline in raw material costs resulting from reduced average prices for corn and milo and lower wheat purchases compared to the prior year. In addition, the Company received approximately $4.1 million in pre-tax income from the U.S. Department of Agriculture’s cost incentive program for ethanol producers and approximately $500,000 in pre-tax income from a similar program provided by the State of Kansas. The funds from these programs are not included in sales but reduce cost of sales and, therefore, are reflected in pre-tax income.

         In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. During fiscal 2002, the Company hedged approximately 48 percent of corn processed, compared to 8 percent in fiscal 2001. Of the wheat processed by the Company in fiscal 2002, no wheat was hedged compared to 9 percent that was hedged in fiscal 2001. Additionally, the Company uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2002, raw material costs included a net hedging loss of $1.8 million compared to a net hedging loss of $1.2 million in the prior fiscal year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in fiscal 2002 were approximately $1.1 million, or 8.5 percent, higher than selling, general and administrative expenses in fiscal 2001. The increase was due largely to various factors, including higher research and development costs and higher marketing-related expenses. A bad debt expense of approximately $310,000 in the first quarter of fiscal 2002 and a bad debt expense of approximately $148,000 in the fourth quarter also contributed to the increase.

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

Quarterly Financial Information

Generally, the Company’s sales have not been seasonal except for variations affecting fuel grade alcohol, beverage alcohol and vital wheat gluten sales. In recent years, demand for fuel grade alcohol has tended to increase during the fall and winter to satisfy clean air standards during those periods. Historically, beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season, while vital wheat gluten sales tend to increase during the second half of the fiscal year as demand increases for hot dog buns and similar bakery products. However, vital wheat gluten sales declined in fiscal 2003 due to the expiration of the annual quota on imports of foreign wheat gluten and the Company’s decision to curtail the production of this product. The table below shows quarterly information for each of the years ended June 30, 2003 and 2002.

Quarter Ending	Sept. 30	Dec. 31	March 31	June 30	Total

(dollars in thousands, except per share amounts)
Fiscal 2003
Sales:	$42,899	$44,408	$52,536	$52,529	$192,372
Gross profit	177	(2,495)	(2,966)	(4,456)	(9,740)
Net income (loss)	6,790 (1)	48	(312)	(1,372) (1)	5,154
Earnings (Loss) per share	0.84	0.01	(0.04)	(0.16)	0.65

Fiscal 2002
Sales:	$54,294	$54,394	$55,403	$50,437	$214,528
Gross profit	6,990	6,894	4,111	3,208	21,203
Net income (loss)	2,444	2,551	709	555	6,259
Earnings (Loss) per share	0.30	0.32	0.09	0.06	0.77

(1)

Reflects $13.4 million ($8.1 million net of income taxes) in the quarter ended September 30, 2002 and $2.0 million ($1.2 million net of income taxes) in the quarter ended June 30, 2003 related to the gain recognized from property damage insurance proceeds in excess of the net book value of the property and equipment destroyed in the Company’s distillery explosion.

Market Risk

The Company produces its products from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options, which are accounted for as cash flow hedges, are used as a hedge to protect against fluctuations in the market. Fluctuations in the volume of hedging transactions are dictated by alcohol sales and are based on corn and gasoline prices. The Company has a risk management committee, comprised of senior management members, that meets weekly to review futures contracts and positions. This group sets objectives and determines when futures positions should be held or terminated. A designated employee makes trades authorized by the risk management committee. The futures contracts that are used are exchange-traded contracts. The Company trades on the Kansas City and Chicago Boards of Trade and the New York Mercantile Board of Exchange. For inventory and open futures, the table below presents the carrying amount and fair value at June 30, 2003 and 2002. The Company includes the fair values of open contracts in inventories or other accrued liabilities in the balance sheet.

2003	2002
As of June 30	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Inventories
Corn	$1,191,000	$1,159,000	$1,308,000	$1,098,000
Milo	854,000	866,000	346,000	333,000
Wheat	3,913,000	3,714,000	2,576,000	2,496,000

Expected Maturity*	Fair Value

Corn Futures (long)
Contract Volumes (bushels)	6,300,000
Weighted Average Price	$2.32
Contract Amount	$15,181,000	$15,780,000

Expected Maturity*	Fair Value

Wheat Puts (short)
Contract Volumes (bushels)	300,000
Weighted Average Price	$0.22
Contract Amount	$65,563	$53,250

* The latest expected maturity date occurs within one year from date indicated.

The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. The table below presents information about open futures contracts as of June 30, 2003 and 2002.

2003	2002
As of June 30	Expected Maturity*	Fair Value	Expected Maturity*	Fair Value

Gasoline Futures (short)
Contract Volumes (gallons)	1,050,000		6,300,000
Weighted Average Price	$0.82		$0.72
Contract Amount	$863,200	$911,400	$4,515,000	$4,825,000

*The latest expected maturity date occurs within one year from date indicated.

The Company’s outstanding long-term debt at June 30, 2003 carries fixed interest rates which limit its exposure to increases in market rates. The Company’s lines of credit provide for interest at variable rates. There were no borrowings on these lines at June 30, 2003.

Liquidity and Capital Resources

The following table is presented as a measure of the Company's liquidity and financial condition:

June 30	2003	2002
(dollars in thousands)
Cash and cash equivalents	$ 17,539	$ 28,736
Working capital	38,527	48,383
Amounts available under lines of credit	12,500	10,000
Notes payable and long-term debt	18,433	21,634
Stockholders' equity	105,218	104,678

         The Company experienced an $8.5 million reduction of cash flow generated from operations during fiscal 2003 which primarily resulted from a combination of two factors. The explosion at the Atchison distillery plant resulted in a $15.4 million estimated gain recognized on insurance recoveries that is recognized in pretax income but does not provide cash flow from operations. Such reduction was partially offset by the second year installment of the USDA grant received during the first quarter of fiscal 2003 totaling $8.4 million. The first installment of this grant had been received prior to June 30, 2002. Other factors contributing to the change in operating cash flows include an increase in inventories of $6.4 million, which was partially offset by changes in the Company’s current and deferred tax position of $5.7 million. Cash flow provided by operations combined with excess cash from last year was used for equipment additions, reductions in debt, dividends paid to stockholders and treasury stock purchases.

         The Company made open market purchases of 405,550 shares of its common stock during the year. These purchases were made to fund the Company’s stock option plans and for other corporate purposes. As of June 30, 2003, the Board has authorized the purchase of an additional 1,000,000 shares of the Company’s common stock. During the period, 10,500 shares of the treasury stock were sold as employees exercised options under the Company’s stock option plans.

         At June 30, 2003, in addition to the replacement of the distillery in Atchison destroyed by the explosion, the Company had $11.0 million committed to improvements and replacements of existing equipment. The rebuilding costs for the Atchison distillery is currently expected to exceed the remaining recorded insurance receivable by approximately $900,000.

Contractual obligations at June 30, 2003 are as follows:

Long-Term Debt (1)	Capital Leases (2)	Operating Leases	Energy Contract (3)	Total
Year
2004	$ 2,273	$ 928	$1,529	$1,428	$ 6,158
2005	2,273	928	1,137	1,428	5,766
2006	2,273	928	856	1,428	5,485
2007	2,273	928	619	1,428	5,248
2008	2,273	928	439	1,428	5,068
Thereafter	2,270	158	98	1,428	3,954
	$13,635	$4,798	$4,678	$8,568	$31,679

(1)

Long-term debt consists of unsecured senior notes payable in annual installments of principal of $2,273,000 through 2008, with the final payment of $2,270,000 due in 2009. Interest is payable semi-annually at 6.68 percent per annum. Upon optional prepayment or acceleration upon default, in addition to principal and accrued interest, the Company is required to pay the noteholders a “make whole amount,” as defined, estimated at approximately $1.5 million as of June 30, 2003.

(2)

Amounts shown under capital lease arise under an industrial revenue bond lease relating to the Company’s Kansas City, Kansas facility. The lease was modified in July, 2003 in connection with which certain tax-related covenants were eliminated. Monthly principal payments are $77,381 through September, 2008. Interest is also payable monthly; after July 16, 2003, the interest rate will be 5.26 percent instead of 5.23 percent. The Company paid a $48,000 modification fee in connection with the change. Upon optional prepayment or acceleration upon default prior to October 1, 2005, the amount due from the Company would also include a premium of 2 percent on the outstanding principal component of the remaining lease payments; on and after October 1, 2005, the premium is 1 percent.

(3)

Amounts shown under “Energy Contract” arise under a long-term arrangement with Central Illinois Light Company and its subsidiary, CILCORP Development Services Inc. (collectively “CILCO”). The Company has leased a portion of its Pekin, Illinois plant facility to CILCO for a term ending in December, 2009. CILCO constructed a new gas fired electric and steam generating facility on ground leased from the Company and agreed to provide steam heat to the Company’s plant. If the Company fails to renew the lease for 19 years at the end of the lease term, it must pay CILCO the book value of the boiler plant and cogeneration facility, which the Company estimates will be $10.6 million. Under a related steam heat service agreement, the Company has agreed, subject to limited termination procedures, to purchase its requirements for steam heat from CILCO until no earlier than December, 2009. Either party may terminate the service agreement at the end of the initial term or thereafter upon two years notice. The Company must make minimum monthly payments over the term of the service agreement which adjust based on changes in the producer price index, and also is responsible for fuel costs and certain other expenses. Amounts shown in the above table are based on the minimum monthly payment in effect as of June 30, 2003.

____________________

         In connection with the Company’s long-term loan and capital lease agreements, it is required, among other covenants, to maintain certain financial ratios, including a current ratio (current assets to current liabilities) of 1.5 to 1, minimum consolidated tangible net worth (stockholders’ equity less intangible assets) of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio (generally, the ratio of (i) the sum of (a) net income [adjusted to exclude gains or losses from the sale or other disposition of capital assets and other matters] plus (b) provision for taxes plus (c) fixed charges, to (ii) fixed charges) for the period of the four consecutive fiscal quarters ended as of the measurement date of 1.5 to 1. As of June 30, 2003, the Company believes it was in compliance with the financial and other covenants in its loan, capital lease and line-of-credit agreements, although there may be uncertainty as to the Company’s compliance with the fixed charge coverage ratio covenants related to the treatment of gain resulting from the recognition of expected insurance proceeds. Although it has not discussed this matter with its lenders, because it is rebuilding its distillery the Company believes that the gain resulting from property damage should be treated as net income for purposes of calculating the fixed charge coverage ratio and not excluded from the calculation as gain from the sale or other disposition of assets. The Company expects that it will not be in compliance with its fixed charge coverage ratio covenants at the end of its next fiscal quarter, which ends September 30, 2003. The Company is evaluating its options, and likely will seek amendments to its existing agreements or new agreements with alternative lenders.

         The Company’s line of credit for $10 million, available for general corporate purposes, extends through November, 2003. A smaller line of credit for $2.5 million expired on August 30, 2003. The Company is in the process of seeking the renewal of its lines of credit.

         While working capital declined approximately $9.9 million during the year from the addition of property and equipment and the reduction on long-term debt, the Company has maintained its normally strong equity and working capital positions while continuing to generate strong cash flow from operations.

INDEPENDENT ACCOUNTANTS’ REPORT

Board of Directors and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

We have audited the accompanying consolidated balance sheets of MGP Ingredients, Inc. (f.k.a. Midwest Grain Products, Inc.) as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGP Ingredients, Inc. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Kansas City, Missouri
August 1, 2003

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30	2003	2002	2001
(in thousands, except per share amounts)
Net sales	$192,372	$214,528	$229,241
Cost of sales	202,112	193,325	212,058
Gross profit (loss)	(9,740)	21,203	17,183
Selling, general & administrative expenses	(13,617)	(14,689)	(13,545)
Other operating income	17,403	4,865	1,326
Income (loss) from operations	(5,954)	11,379	4,964
Other income, net	15,701	226	780
Interest expense	(1,226)	(1,237)	(1,347)
Income before income taxes	8,521	10,368	4,397
Provision for income taxes	3,367	4,109	1,737
Net income	$ 5,154	$ 6,259	$ 2,660
Earnings per common share	$ 0.65	$ 0.77	$ 0.32
Other comprehensive income
Net income	$ 5,154	$ 6,259	$ 2,660
Other comprehensive income, net of tax:
gain (loss) on cash flow hedge	(27)	(2,356)	(1,201)
reclassification adjustment for (gain) losses included in net income	(199)	2,517	1,216
Other comprehensive income (loss)	(226)	161	15
Comprehensive income	$ 4,928	$ 6,420	$ 2,675

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Years ended June 30	2003	2002
(in thousands, except per share amounts)
Assets
Current assets
Cash and cash equivalents	$ 17,539	$ 28,736
Receivables (less allowance for doubtful accounts: 2003 and 2002--$252)	20,466	24,071
Inventories	26,956	20,755
Prepaid expenses	1,578	550
Deferred income taxes		284
Refundable income taxes	3,086	585
Total current assets	69,625	74,981
Property and equipment, at cost	263,990	258,501
Less accumulated depreciation	172,186	167,486
Property and equipment, net	91,804	91,015
Insurance receivable	11,515
Other assets	186	222
Total assets	$173,130	$166,218

Liabilities and Stockholders' Equity
Current liabilities
Current maturities of long-term debt	$ 3,201	$ 3,201
Accounts payable	9,729	8,681
Accrued expenses	3,604	3,745
Deferred income taxes	241
Deferred revenue	14,323	10,971
Total current liabilities	31,098	26,598
Long-term debt	15,232	18,433
Post retirement benefits	5,780	5,922
Deferred income taxes	15,802	10,587
Stockholders' equity
Capital Stock
Preferred, 5% non-cumulative; $10 par value; authorized 1,000 shares; issued and outstanding 437 shares	4	4
Common stock, no par value; authorized 20,000,000 shares; issued 9,765,172 shares	6,715	6,715
Additional paid-in capital	2,605	2,601
Retained earnings	114,861	110,916
Accumulated other comprehensive income (loss)--cash flow hedges	(50)	176
	124,135	120,412
Treasury stock, at cost Common; 2003--2,079,828 shares, 2002--1,684,778 shares	(18,917)	(15,734)
Total stockholders' equity	105,218	104,678
Total liabilities and stockholders' equity	$173,130	$166,218

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Capital Stock	Issued	Additional Paid-In	Retained	Accumulated Other Comprehensive Income	Treasury
Years ended June 30	Preferred	Stock	Capital	Earnings	Cash Flow Hedges	Shares	Total
(in thousands)
Balance, June 30, 2000	$4	$6,715	$2,485	$104,073		$(10,899)	$102,378
Purchase of treasury stock						(3,654)	(3,654)
2001 net income				2,660			2,660
Dividends paid				(855)			(855)
Unrealized gain on cash flow hedge					15		15
Balance, June 30, 2001	4	6,715	2,485	105,878	15	(14,553)	100,544
Purchase of treasury stock						(1,628)	(1,628)
Stock options exercised			116			447	563
2002 net income				6,259			6,259
Dividends paid				(1,221)			(1,221)
Unrealized gain on cash flow hedge					161		161
Balance, June 30, 2002	4	6,715	2,601	110,916	176	(15,734)	104,678
Purchase of treasury stock						(3,193)	(3,193)
Stock options exercised			4			10	14
2003 net income				5,154			5,154
Dividends paid				(1,209)			(1,209)
Unrealized loss on cash flow hedge					(226)		(226)
Balance, June 30, 2003	$4	$6,715	$2,605	$114,861	$ (50)	$(18,917)	$105,218

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30	2003	2002	2001
Cash flows from operating activities
Net income	$ 5,154	$ 6,259	$ 2,660
Items not requiring (providing) cash:
Depreciation	14,354	14,308	13,627
Loss on sale of assets	1,253	6
Deferred income taxes	5,740	1,980	1,163
Gain on insurance recovery	(15,431)
Changes in:
Accounts receivable	3,605	2,038	4,163
Inventories	(6,427)	(2,364)	1,031
Accounts payable	353	(1,992)	226
Deferred revenue	3,352	(4,980)	15,951
Income taxes (receivable) payable	(2,501)	(286)	(1,251)
Other	(1,275)	636	(251)
Net cash provided by operating activities	8,177	15,599	37,325
Cash flows from investing activities
Additions to property and equipment	(15,911)	(12,972)	(13,384)
Proceeds from disposition of equipment	4,126		55
Net cash used in investing activities	(11,785)	(12,972)	(13,329)
Cash flows from financing activities
Purchase of treasury stock	(3,193)	(1,628)	(3,654)
Sale of treasury stock	14	563
Principal payments on long-term debt	(3,201)	(3,047)	(2,273)
Proceeds from issuance of long-term debt		6,500
Net proceeds on line of credit		(8,512)	8,512
Dividends paid	(1,209)	(1,221)	(855)
Net cash provided by (used in) financing activities	(7,589)	(7,345)	1,730
Increase (decrease) in cash and cash equivalents	(11,197)	(4,718)	25,726
Cash and cash equivalents, beginning of year	28,736	33,454	7,728
Cash and cash equivalents, end of year	$17,539	$28,736	$33,454

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:
NATURE OF OPERATIONS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations.  The activities of MGP Ingredients, Inc. (formerly known as Midwest Grain Products, Inc.) and its subsidiaries consist of the processing of wheat, corn and milo into a variety of products through an integrated production process. The process produces wheat protein products, which include vital wheat gluten and specialty wheat proteins; premium wheat starch, which includes specialty and commodity wheat starch; alcohol products; and flour mill products. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. The Company operates plants in Atchison, Kansas and Pekin, Illinois. The Company also operates a facility in Kansas City, Kansas for the further processing and extrusion of wheat proteins and starches. Midwest Grain Pipeline, Inc., a wholly owned subsidiary, supplies natural gas to the Company’s Atchison plant.

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

Principles of Consolidation.   The consolidated financial statements include the accounts of MGP Ingredients, Inc. and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories and Derivatives.   Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, MGP Ingredients, Inc. enters into readily marketable exchange traded commodity futures contracts to reduce the risk of future grain price increases. Additionally, the Company enters into exchange-traded futures contracts for the sale of fuel grade alcohol to hedge the selling price to its customers. These contracts are designated as cash flow hedges of specific volumes of commodities to be purchased or sold. The changes in the market value of the Company’s futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price movements of the hedged items and the amounts representing ineffectiveness is immaterial. The fair value of the open and closed hedging transactions is recorded in inventory or other accrued liabilities with the related gains and losses deferred in other comprehensive income, net of applicable income taxes. Gains and losses are recognized in the statement of income as the finished goods related to the hedged transactions are sold. If it is determined that the hedge instruments are no longer effective at offsetting changes in the price of the hedged item, then the changes in market value of these contracts would be recognized in cost of sales at that time. Gains and losses resulting from the hedged transactions will be recognized in the statement of income within the next year.

Accounts Receivable.  Accounts receivable are stated at the amounts billed to customers plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Receivables are considered delinquent after 30 days and are written off based on individual credit evaluation and specific circumstances of the customer.

Property and Equipment.  Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

Buildings and improvements	20-30 years
Transportation equipment	5-6 years
Machinery and equipment	10-12 years

The Company capitalizes interest costs associated with construction in progress, based on the weighted-average rates paid for long-term borrowing. Total interest incurred for 2003 was:

(in thousands)
Interest costs capitalized	$ 452
Interest costs charged to expense	1,226
$1,678

Earnings Per Common Share.  Earnings per common share data is based upon the weighted average number of common shares totaling 7,932,273 for 2003, 8,085,847 for 2002 and 8,397,308 for 2001. The effect of employee stock options, which were the only potentially dilutive securities held by the Company, were anti-dilutive in all three years.

Cash Equivalents.  The Company considers all liquid investments with maturities of three months or less to be cash equivalents. At June 30, 2003, the Company’s cash accounts on deposit with financial institutions exceeded federally insured limits by approximately $9.2 million.

Income Taxes.  Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Revenue Recognition.  Revenue from the sale of the Company’s products is recognized as products are delivered to customers.

         Income from various government incentive grant programs is recognized as it is earned. In the case of the ethanol incentive program, income is based on grain usage for fuel alcohol production measured in each quarter. In the case of the USDA grant, income is recognized as costs are incurred or, in connection with capital projects, as those projects are depreciated.

Advertising.  Advertising costs are expensed as incurred. These costs totaled $806,000, $810,000 and $527,000 for June 30, 2003, 2002 and 2001, respectively.

Research and Development.  Research and development costs are expenses as incurred. These costs totaled approximately $1.9 million, $1.8 million and $1.1 million for June 30, 2003, 2002 and 2001, respectively.

Stock Options.  The Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended June 30,	2003	2002	2001
(in thousands, except per share amounts)
Net income, as reported	$ 5,154	$ 6,259	$ 2,660
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(681)	(809)	(681)
Pro forma net income	$ 4,473	$ 5,450	$ 1,979
Basic Earnings Per Share:
As reported	$ 0.65	$ 0.77	$ 0.32
Pro forma	$ 0.56	$ 0.67	$ 0.24

NOTE 2:
INSURANCE RECOVERIES

On September 13, 2002, the Company’s Atchison, Kansas distillery was shut down as the result of an explosion at the distillery. Related business interruption insurance proceeds of $12.6 million were recorded as other operating income for the year ended June 30, 2003.

         In addition, in 2003, the Company recorded a gain of approximately $15.4 million resulting from the property damage caused by the explosion, of which $11.5 million was recorded as an insurance receivable at June 30, 2003.

         The Company and its insurer are in the process of determining the actual damages, and the ultimate insurance recovery could differ from the estimates recorded through June 30, 2003. Additional costs (net of insurance recoveries) will be recognized in future periods, as they are incurred. Amounts of such future costs (net of insurance recoveries) cannot be estimated at this time, but are expected primarily to relate to inefficiencies in production and additional shipping and handling costs resulting from the shut-down of the Atchison distillery operation.

NOTE 3:
INVENTORIES

Inventories consist of the following:

June 30,	2003	2002
(in thousands)
Alcohol	$ 4,604	$ 2,816
Unprocessed grain	9,529	7,861
Operating supplies	5,099	4,747
Wheat based ingredients	6,744	4,989
By-products and other	980	342
	$ 26,956	$ 20,755

NOTE 4:
PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30,	2003	2002
(in thousands)
Land, buildings and improvements	$ 25,459	$ 22,422
Transportation equipment	1,296	1,183
Machinery and equipment	228,975	223,475
Construction in progress	8,260	11,421
	263,990	258,501
Less accumulated depreciation	172,186	167,486
	$ 91,804	$ 91,015

NOTE 5:
ACCRUED EXPENSES

Accrued expenses consist of the following:

June 30,	2003	2002
(in thousands)
Excise taxes	$ 118	$ 82
Employee benefit plans (Note 10)	1,429	1,543
Salaries and wages	785	727
Property taxes	829	805
Insurance	--	5
Interest	380	443
Other expenses	63	140
	$ 3,604	$ 3,745

NOTE 6:
LONG-TERM DEBT

Long-term debt consists of the following:

June 30,	2003	2002
(in thousands)
Senior notes payable	$ 13,635	$ 15,908
Industrial revenue bond	4,798	5,726
	18,433	21,634
Less current maturities	3,201	3,201
Long-term portion	$ 15,232	$ 18,433

The unsecured senior notes are payable in annual installments of $2,273,000 from 2004 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68 percent per annum.

         Industrial development revenue bonds were issued by The Unified Government of Wyandotte County, Kansas City, Kansas; principal payments to bondholder of $77,381 plus interest at 5.23 percent (5.26 percent effective August, 2003) are due monthly. The bonds are secured by a security interest in the project as defined in the lease agreement.

         At June 30, 2003, the Company had a $10 million unsecured revolving line of credit expiring on November 30, 2003 on which there were no borrowings at June 30, 2003. Borrowings under $500,000 bear interest at the prime rate. Borrowings in excess of $500,000 bear interest at the greater of 1 percent below prime or the federal funds rate plus 1.5 percent.

         In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio of 1.5 to 1.

         At June 30, 2003, the Company also had a $2.5 million unsecured revolving line of credit expiring on August 30, 2003. The line bears interest at 0.5 percent below prime. There were no borrowings on the line at June 30, 2003.

Aggregate annual maturities of long-term debt at June 30, 2003 are as follows:

(in thousands)
2004	$ 3,201
2005	3,201
2006	3,201
2007	3,201
2008	3,201
Thereafter	2,428
$ 18,433

NOTE 7:
INCOME TAXES

The provision (credit) for income taxes is comprised of the following:

Years Ended June 30,	2003	2002	2001
(in thousands)
Income taxes currently payable (receivable)	$ (2,373)	$ 2,242	$ 574
Income taxes deferred	5,740	1,867	1,163
	$ 3,367	$ 4,109	$ 1,737

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

June 30,	2003	2002
(in thousands)
Deferred tax assets:
Accrued employee benefits	$ 158	$ 148
Post-retirement liability	2,254	2,309
Insurance accruals	--	163
State operating loss carryforwards	617	302
Alternative minimum tax	1,222	956
Other	418	370
	4,669	4,248
Deferred tax liabilities:
Accumulated depreciation	(12,984)	(13,223)
Deferred gain on involuntary conversion	(5,935)	(235)
Deferred income from federal grant	(1,348)	(827)
Futures contracts	(30)	(113)
Other	(415)	(153)
	(20,712)	(14,551)
Net deferred tax liability	$ (16,043)	$ (10,303)

The above net deferred tax liability is presented on the consolidated balance sheets as follows:

June 30,	2003	2002
(in thousands)
Deferred tax liability--current	$ (241)	$ 284
Deferred tax liability--long-term	(15,802)	(10,587)
Net deferred tax liability	$ (16,043)	$ (10,303)

No valuation allowance has been recorded at June 30, 2003 or 2002.

A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision (credit) included in the accompanying consolidated statements of operations is shown below:

Years Ended June 30,	2003	2002	2001
(in thousands)
"Expected" provision (credit) at federal statutory rate (34%)	$2,897	$3,525	$1,495
Increases (decreases) resulting from: Effect of state income taxes	605	442	139
Other	(135)	142	103
Provision (credit) for income taxes	$3,367	$4,109	$1,737

NOTE 8:
CAPITAL STOCK

The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company’s assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.

NOTE 9:
OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following:

Years Ended June 30,	2003	2002	2001
(in thousands)
CCC value added program	$ 4,967	$ 4,981	$ 1,329
Business interruption insurance	12,590
Truck operations	(178)	(146)	(79)
Warehousing and storage operations	(30)	(25)	(10)
Miscellaneous	54	55	86
	$17,403	$ 4,865	$ 1,326

NOTE 10:
ENERGY COMMITMENT

During fiscal 1994, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $119,000, with a declining fixed charge for purchases in excess of the minimum usage. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company’s Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years at the end of the initial lease term. The estimated net book value of the plant would be $10.6 million at June 30, 2009. Electricity purchases will occur at fixed rates through December 31, 2006.

NOTE 11:
EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plans.  The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met. Contributions to the plans totaled $341,000, $426,000 and $409,000 for the years ended June 30, 2003, 2002 and 2001, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

401(k) Profit Sharing Plans.  During 1998, the Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $778,000, $789,000 and $740,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

Post-Retirement Benefit Plan.  The Company and its subsidiaries provide certain post-retirement health care and life insurance benefits to all employees. The liability for such benefits is unfunded.

The status of the Company's plans at June 30, 2003 and 2002 was as follows:

June 30,	2003	2002
(in thousands)
Accumulated post-retirement benefit obligations:
Retirees	$2,263	$2,640
Active plan participants	3,370	3,302
Unfunded accumulated obligation	5,633	5,942
Unrecognized actuarial gain (loss)	147	(20)
Accrued post-retirement benefit cost	$5,780	$5,922

Net post-retirement benefit cost included the following components:

June 30,	2003	2002	2001
(in thousands)
Service cost	$ 233	$ 212	$ 177
Interest cost	393	389	407
(Gain) loss amortization	(16)	(15)	(16)
	$ 610	$ 586	$ 568

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.25 percent (compared to 8.50 percent assumed for 2002) reducing to 7.25 percent over four years and 6.0 percent over 10 years. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $432,000 at June 30, 2003, and the service and interest cost by $63,000 for the year then ended.

At June 30, 2003, a weighted average discount rate of 6.00 percent (compared to 7.50 percent assumed at June 30, 2002) was used in determining the accumulated benefit obligation.

Stock Options.  The Company has three stock option plans, the Stock Incentive Plan of 1996 (“The 1996 Plan”), the Stock Option Plan for Outside Directors (“The Directors Plan”), and the 1998 Stock Incentive Plan for Salaried Employees (“The Salaried Plan”). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company.

         Under the 1996 Plan, the Company may grant incentives for up to 600,000 shares of the Company’s common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. At June 30, 2003, the Company had outstanding incentive stock options to purchase 486,500 shares. At June 30, 2003, all such options were exercisable except for 116,750, which will become exercisable at various dates over the next four years. The options have ten-year terms and have exercise prices equal to fair market value on the date of grant.

         Under the Directors Plan, each non-employee or “outside” director of the Company receives on the day after each annual meeting of stockholders an option to purchase 1,000 shares of the Company’s common stock at a price equal to the fair market value of the Company’s common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 90,000 shares are reserved for annual grants under the Plan. At June 30, 2003, the Company had outstanding options to purchase 36,000 shares, all of which were exercisable as of June 30, 2003.

         Under the Salaried Plan, the Company may grant stock incentives for up to 300,000 shares of the Company’s common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. At June 30, 2003, the Company had outstanding incentive stock options on 227,050 shares. At June 30, 2003, all such options were exercisable except for 33,220, which will become exercisable at various dates through January, 2006. They have ten-year terms and have exercise prices equal to fair market value on the date of grant.

         A summary of the status of the Company’s three stock option plans at June 30, 2003, 2002 and 2001 and changes during the years then ended is presented below:

2003	2002	2001

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding Beginning of Year	805,560	$11.54	793,820	$11.65	729,360	$12.30
Granted	56,000	7.16	128,680	12.39	133,460	9.33
Cancelled	(101,510)	13.61	(69,000)	15.25	(69,000)	14.00
Exercised	(10,500)	8.19	(47,940)	10.29
Outstanding End of Year	749,550	$10.98	805,560	$11.54	793,820	$11.65

These are comprised as follows:

	Shares	Exercise Price	Remaining Contractual Lives (Years)	Shares Exercisable at June 30. 2003
	69,000	13.75	4.50	69,000
	86,000	12.50	5.50	86,000
	74,000	8.00	6.50	55,500
	34,000	9.31	7.50	17,000
	64,500	9.31	8.00	32,250
	41,000	11.90	8.50	41,000
	69,000	12.89	9.00	69,000
	49,000	7.25	10.00	--
Directors' Plan	3,000	16.25	3.25	3,000
	4,000	14.25	4.25	4,000
	4,000	11.75	5.25	4,000
	5,000	9.00	6.25	5,000
	6,000	9.63	7.25	6,000
	7,000	11.15	8.25	7,000
	7,000	6.50	9.25	7,000
Salaried Plan	136,000	13.50	4.67	136,000
	59,900	8.00	6.50	44,925
	20,470	9.31	7.50	10,235
	10,680	11.90	8.50	2,670
	749,550			678,850

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the year ended June 30, 2003: Risk-free interest rate of 3.51 percent; expected dividend yield of 0 percent; expected volatility of 50 percent, expected life of ten years.

NOTE 12:
OPERATING LEASES

The Company has several noncancellable operating leases for railcars and other equipment, which expire from November 2003 through December 2009. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

Future minimum lease payments at June 30, 2003 are as follows:

(in thousands)
2004	$ 1,529
2005	1,137
2006	856
2007	619
2008	439
Thereafter	98
Future minimum lease payments	$ 4,678

Rental expense for all operating leases with terms longer than one month totaled $1,685,000, $1,880,543 and $2,385,777 for the years ended June 30, 2003, 2002 and 2001, respectively.

NOTE 13:
SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

  A majority of the Company’s labor force is covered by collective bargaining agreements. The agreement at the Pekin plant expires on October 31, 2003.

  Under its self-insurance plan, the Company accrues the estimated expense of health care claims costs based on claims filed subsequent to year-end and an additional amount for incurred but not yet reported claims based on prior experience. In addition, the company accrues amounts for post-retirement benefit obligations as discussed in Note 11. An accrual for such costs of $6.1 million is included in the accompanying 2003 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.

  During the each of the years ending June 30, 2003 and 2002, the Company had sales to two customers accounting for approximately 29 and 26 percent, respectively, of consolidated sales.

  The Company and its insurer are in the process of determining the actual damages from the September 2002 explosion (see Note 2), and the ultimate insurance recovery could differ from the estimates recorded through June 30, 2003. Additional costs (net of insurance recoveries) will be recognized in future periods, as they are incurred. Amounts of such future costs (net of insurance recoveries) cannot be estimated at this time, but are expected primarily to relate to inefficiencies in production and additional shipping and handling costs resulting from the shut-down of the Atchison distillery operation.

NOTE 14:
OPERATING SEGMENTS

The Company’s operations are classified into two reportable segments: ingredients and distillery products. Ingredients consist of specialty ingredients, including specialty wheat proteins and starches, commodity ingredients, including vital wheat gluten and commodity wheat starch and mill feeds. Distillery products consist of food grade alcohol, including beverage and industrial alcohol, fuel grade alcohol, and distillers feed and carbon dioxide, which are by-products of the Company’s distillery operations.

         Operating profit for each segment is based on net sales less identifiable operating expenses. Interest expense, investment income and other general miscellaneous expenses have been excluded from segment operations and classified as Corporate. Receivables, inventories and equipment have been identified with the segments to which they relate. All other assets are considered as Corporate.

Segment Information

	2003	2002	2001
Sales to Customers
Ingredients	$ 57,215	$ 66,398	$ 81,215
Distillery products	135,157	148,130	148,026
	$192,372	$214,528	$229,241
Depreciation
Ingredients	$ 5,141	$ 5,002	$ 4,620
Distillery products	8,390	8,286	8,076
Corporate	823	1,020	931
	$ 14,354	$ 14,308	$ 13,627
Income before income taxes
Ingredients	$ 7,030	$ 4,562	$ 2,089
Distillery products	3,622	7,824	3,257
Corporate	(2,131)	(2,018)	(949)
	$ 8,521	$ 10,368	$ 4,397
Identifiable Assets
Ingredients	$ 59,628	$ 49,812	$ 46,635
Distillery products	76,704	57,813	71,184
Corporate	36,798	58,593	56,631
	$173,130	$166,218	$174,450

NOTE 15:
FAIR VALUE OF FINANCIAL INVESTMENTS

The following table presents estimated fair values of the Company’s financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

June 30	2003	2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$17,539	$17,539	$28,736	$28,736
Accounts receivable	20,466	20,466	24,071	24,071
Insurance receivable	11,515
Unrealized gains on futures contracts	32	32	598	598
Financial liabilities:
Accounts payable	9,729	9,729	8,681	8,681
Long-term debt	18,433	19,420	21,634	22,374
Unrealized losses on futures contracts	114	114	310	310

NOTE 16:
ADDITIONAL CASH FLOWS INFORMATION

Years Ended June 30,	2003	2002	2001
(in thousands)
Non-cash Investing and Financing Activities:
Purchase of property and equipment in accounts payable	$ 695	$ 227	$ 343
Additional Cash Payment Information:
Interest paid	$1,226	$1,535	$1,388
Income taxes paid (refunded)	--	2,500	$1,825

NOTE 17:
CONTINGENCIES

There are various legal proceedings involving the Company and its subsidiaries. Management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE 18:
USDA GRANT

During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which ended on May 31, 2003, the Company was eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million was allocated to the Company with the remaining $8.3 million allocated in July 2002. The funds are to be used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs will be recognized in income as those costs are incurred. Funds allocated based on capital expenditures will be recognized in income as the capital projects are depreciated.

NOTE 19:
RECENTLY ISSUED ACCOUNTING
PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued several new accounting pronouncements that became effective in the fiscal year commencing July 1, 2003.

In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which applies to all long-lived assets, other than goodwill, and discontinued operations and develops one accounting model for long-lived assets that are to be disposed of by sale. The adoption of SFAS 144 did not have a material impact on the consolidated financial statements.

         In October 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective prospectively for exit or disposal activities initiated after December 31, 2002 and did not have a material impact on the consolidated financial statements.

         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123. SFAS 148 provides alternative methods of transitions for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS 123 to require disclosure about the effects of an entity’s accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. The Company accounts for stock-based compensation in accordance with APB No. 25 and has adopted the disclosure provisions of SFAS 148 as provided in the new pronouncement.

         In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively after that date. The adoption of SFAS 149 is not expected to have a material effect on the consolidated financial statements.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement affects the classification, measurement and disclosure requirements of certain freestanding financial instruments, including mandatorily redeemable shares. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company for the first quarter of Fiscal 2004. The adoption of SFAS 150 is not expected to have a material effect on the consolidated financial statements.

         In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued, and it requires the recognition of a liability at fair value by a guarantor at the inception of a guarantee. The initial recognition and measurement provisions of FIN 45 are effective on a prospective basis for all guarantees issued or modified after December 31, 2002. The Company has not issued or modified any material guarantees since December 31, 2002.

         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 provides guidance with respect to the consolidation of certain variable entities (“VIEs”) whereby a VIE must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among parties involved. The primary beneficiary is the one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. FIN 46 also requires disclosures for both the primary beneficiary of a VIE and other parties with a significant variable interest in the entity. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies, in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In addition, FIN 46 requires certain transitional disclosures if an enterprise believes it is reasonably possible that it will determine it has a significant variable interest in a VIE upon the date of application. The Company has not obtained an interest in a new or existing VIE subsequent to January 31, 2003, and adoption of FIN 46 is not expected to have a material impact on the consolidated financial statements.