Form 10-K, Exhibit 13
period 2004-06-30
MGP INGREDIENTS INC
filed 2004-09-09
CIK 835011

Exhibit 13

SELECTED FINANCIAL INFORMATION

Years Ended June 30,	2004	2003	2002	2001	2000
(in thousands, except per share amounts)

Income Statement Data:
Net Sales	$270,673	$192,372	$214,528	$229,241	$231,880
Cost of sales	245,766	202,112	193,325	212,058	210,978
Gross profit	24,907	(9,740)	21,203	17,183	20,902
Selling, general and administrative expenses	(20,339)	(13,617)	(14,689)	(13,545)	(12,109)
Other operating income (expense)	10,720	17,403	4,865	(3)	39
Income (loss) from operations	15,288	(5,954)	11,379	3,635	8,832
Other income, net	1,450	15,701	226	2,109	719
Interest expense	(1,088)	(1,226)	(1,237)	(1,347)	(1,469)
Income before income taxes	15,650	8,521	10,368	4,397	8,082
Provision for income taxes	6,182	3,367	4,109	1,737	3,192
Net income	9,468	5,154	6,259	2,660	4,890
Earnings per common share (1)	$0.61	$0.33	$0.39	$0.16	$0.27
Cash dividends per common share (1)	0.075	0.075	0.075	0.05
Weighted average common shares outstanding (1)	15,473	15,864	16,172	16,794	18,244
Balance Sheet Data:
Working capital	39,811	38,527	48,383	47,490	45,089
Total assets	187,037	173,130	166,218	174,450	155,779
Long-term debt, less current maturities	12,561	15,232	18,433	24,420	18,181
Stockholders’ equity	118,209	105,218	104,678	100,544	102,378
Book value per share (1)	7.43	6.81	6.48	6.15	5.97

(1)          Earnings per share, cash dividends, weighted average common shares outstanding, and book value per share have been adjusted to reflect the Company’s 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

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

USDA Grant.  As discussed in Note 18 to the financial statements, the Company received a grant from the United States Department of Agriculture Commodity Credit Corporation totaling approximately $25.6 million over the two-year period June 1, 2001 to May 31, 2003.  The funds were awarded for research, marketing, promotional and capital costs related to value-added wheat gluten and starch products.  Of the amount awarded, approximately $8.1 million was allocated to operating costs and $17.5 million was allocated to capital expenditures.  Management has exercised judgment in applying grant proceeds to operating costs and capital expenditures in accordance with the terms of the grant.  Funds applied to current operating costs were considered revenue as those costs were incurred during fiscal years 2002 and 2003.  Funds applied to capital expenditures are being recognized in income over the periods during which applicable projects are depreciated.  Funds applied to capital expenditures will be recognized in this manner over the next seven to eight years.

Hedging Activities.  The Company, from time to time, enters into exchange traded commodity contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in future months.  Additionally, the Company enters into exchange traded futures contracts related to certain sales of fuel grade alcohol to protect its selling price to the customer.  These contracts are designated as and accounted for as cash-flow hedges.  The changes in market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged items.  In accordance with Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in cost of sales as part of product costs when the related products are sold.  If it is determined that the hedge instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these contracts would be recognized in cost of sales at that time.

Valuation of Long-Lived Assets.  The Company reviews long-lived assets, mainly equipment, if events or circumstances indicate that usage may be limited and carrying values may not be recoverable.  Should events indicate the assets cannot be used as planned, the realization from alternative uses or disposal is compared to the carrying value.  If an impairment loss is measured, this estimate is recognized.  A significant change in the assumptions could result in a different determination of impairment loss and/or the amount of any impairment.

Post Retirement Benefits.  The Company and its subsidiaries provide certain post retirement health care and life insurance benefits to all active and retired employees.  The Company follows FASB Statements No.  106 and 132 in determining the liability for post retirement benefits.  Currently, the plans cover approximately 540 participants, both active and retired.  The post retirement benefit plans are funded on a pay-as-you-go basis and there are no assets that have been segregated and restricted to provide for post retirement benefits.  Claims are paid as they are submitted for both the medical and life insurance plans.  There are varied levels of benefits provided to participants depending upon the date of retirement and the location in which the employee worked.  The medical and life plans are available to employees who have attained the age of 62 and rendered the required number of years of service ranging from five to ten years.  All health benefit plans provide company-paid continuation of the active medical plan until age 65.  At age 65, the Company either provides the retiree with Medicare Sup-

plement coverage until death or the Company pays a lump sum advance premium on behalf of the retiree to the MediGap carrier of the retiree’s choice.  The employee retirement date determines which level of benefits is provided.

The plan measurement and valuation date is May 31 of each year.  Various assumptions are made by the Company in valuing the liabilities and benefits under the plan each year.  The Company considers the rates of return on currently available, high-quality fixed income investments, using the annualized Moody’s AA bond index.  (Long term rates of return are not considered because the plan has no assets.) In Fiscal 2004, the accumulated post retirement benefit obligation (APBO) was less than expected due to the increase of 25 basis points in the discount rate (6.00% to 6.25%) and claims experience being better than anticipated.  Assumptions regarding employee and retiree life expectancy are based upon the 1983 Group Mortality Table.  The Company also considers the effects of expected long term trends in health care costs, which are based upon actual claims experience and other environmental and market factors impacting the cost of health care in the short and long term.

Other Significant Accounting Policies.  Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements.  These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance.  See Note 1 in the Company’s Notes to Consolidated Financial Statements for other significant accounting policies.

OPERATIONS

Segments and Segment Results.  The Company is a fully integrated producer of certain ingredients and distillery products and has two reportable segments, an ingredients segment and a distillery products segment.  Products included within the ingredients segment consist of starches, including commodity wheat starch and specialty wheat starch, and proteins, including commodity wheat gluten, specialty wheat proteins, and mill feeds.  Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of the Company’s distillery operations.

The following is a summary of revenues and pre-tax profits/(loss) allocated to each reportable operating segment for the three fiscal years ended June 30.  (See Note 14 in the Company’s Notes to Consolidated Financial Statements for additional information regarding the Company’s operating segments.)

(dollars in thousands)	2004	2003	2002
Ingredients
Net Sales	$102,711	$57,215	$66,232
Pre-Tax Income	17,268	7,030	4,562
Distillery Products
Net Sales	$167,962	$135,157	$148,296
Pre-Tax Income	257	3,622	7,824

Developments in the Ingredients Segment.  In June 2001, the White House approved a two-year program to support the development of specialty wheat gluten and wheat starches to assist wheat gluten producers in adjusting to import competition.  This program was implemented in lieu of an extension to a three-year long gluten import quota that began in June, 1998.  Administered by the U.S.  Department of Agriculture’s Commodity Credit Corporation, the program ended May 31, 2003.  Under the program, the Company was awarded approximately $26 million of the program total of $40 million.  On June 29, 2001, the Company received approximately $17,280,000 for the first year of the program.  The Company received the balance of the award for the second year of the program in July, 2002.

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

Approximately 32 percent of the Commodity Credit Corporation program’s funds for the two years combined were applied toward research and marketing-related costs and, therefore, were reflected in earnings.  The remaining 68 percent of the funds were earmarked for capital projects, and will be reflected in earnings over the next seven to eight years.  As reported to the Commodity Credit Corporation, during fiscal 2002, approximately $13.6 million (including funds for capital projects that began in fiscal 2002 and completed in fiscal 2003) was earmarked (of which $8.2 million was expended during the year) for capital projects and $3.7 million was applied to research and marketing-related costs.  In fiscal 2003, approximately $9.3 million was allocated for capital projects during the year, including carry-over funds from the prior year, and $4.4 million for research and marketing related costs.

Because the Company’s ingredient and alcohol production processes are integrated, the distillery slowdown in Atchison caused by the explosion described in Developments in the Distillery Segment below temporarily affected the Company’s ability to produce the base proteins and starches which are used in the production of specialty ingredients at this location.  For a time, the Company altered its operations to use its Illinois facility to produce base proteins and starches, which were then shipped to the Atchison facility as raw material for producing specialty ingredients.  As a result, while production costs increased, the Company was able to limit the effects of the distillery explosion on its ability to supply specialty products to customers.

During fiscal 2004, the Company spent $5.6 million to increase specialty wheat starch production capabilities at its Pekin and Atchison plants.  This involved the installation of additional starch processing equipment at both plants.  Additionally, in March, 2004, two separate expansion projects amounting to $3.8 million and $1.7 million, respectively, were completed at the Company’s facility in Kansas City, Kansas, where the Wheatex® and Polytriticum™ lines are produced.  The Company announced an additional expansion project to increase Wheatex® production capacity at the Kansas City plant on February 4, 2004 and expects this project to be completed by September, 2004 at an estimated cost of $4.5 million.  The Company’s Board of Directors approved another $5.5 million in capital improvement projects for the Kansas City facility in June, 2004.  These projects are designed to expand production and packaging capabilities for pet and natural bio-based products and are scheduled for completion by April, 2005.

The Company is involved in a number of patent-related activities.  For at least the past five years, the Company has regularly been filing patent applications to protect a range of inventions made in its expanding research and development efforts, including inventions relating to applications for its products.  In addition, in 2003, the Company licensed, on an exclusive basis, certain patented technology relating to United States Patent 5,855,946, which describes and claims processes for making food grade starches resistant to alpha-amylase digestion, as well as products and uses for the resistant starches.  These starches have found popularity with manufacturers of baked and related goods, and the exclusive license should give the Company an advantage over competitors.  While the scope and duration of market interest in such products is not entirely certain at this point, the Company’s business continues to benefit from the popularity of these starches.

To meet increased customer demand, the Company began marketing a new potato-based resistant starch, Fibersym™ 80 ST, in the fourth quarter of fiscal 2004 for use in reduced carbohydrate food applications.  The ingredient is being produced for the Company by Penford Corporation using patented processes licensed exclusively to the Company.  The agreement with Penford has an initial term of three years.

On July 13, 2004, the Company entered into a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch called Fibersym™ HA that is derived from high amylose corn.  Under this alliance, which has an initial term of five years, Cargill will manufacture Fibersym™ HA under the patent referred to above licensed exclusively to the Company.  The new starch will be marketed by both companies under the Fibersym™ brand name with all revenues from such sales recognized by MGP Ingredients.  The Company and Cargill will share profits from sales of the new product, which are expected to commence by the end of calendar 2004.  In connection with the arrangement for the new corn product, the Company also granted Cargill an exclusive, royalty-bearing sublicense to use the patented process for the life of the patent in the production and marketing of tapioca-based starches for use in food products.  The Company also agreed that if it determined to use the patented process to produce starches derived from other types of corn or to have a third party make product under the patent from other plant sources (other than wheat or potato), it would offer Cargill an opportunity to participate with it.  The Company understands that Cargill plans to begin producing and marketing its tapioca-based starch product under the sublicense from the Company by the end of calendar 2004.  The arrangements between MGPI and Cargill are subject to termination if the products should be determined to be commercially unviable.  As part of the transactions mentioned above, the Company licensed Cargill to use the technology disclosed and claimed in certain patent applications relating to uses for the patented resistant starch.

On June 17, 2004, the Company filed suit in the United States District Court for the District of Kansas against Manildra Milling Corporation alleging infringement of the patent related to food grade starches resistant to alpha-amylase digestion.  Informal discussions with representatives of Manildra Milling have elicited from them allegations that they do not infringe certain dependent claims of the patent and further that the patent is unenforceable because of inequitable conduct in the procurement process.  No proof beyond these bare allegations was offered by Manildra Milling, and the Company is not aware of any.

Developments in the Distillery Products Segment.  On September 13, 2002, an explosion at the Company’s Atchison plant caused significant damage to the Company’s distillery operations at that location.  Damage to the distillery was major, affecting operations throughout fiscal 2003 and in the first and second quarters of fiscal 2004.  Historically, the Atchison distillery has produced approximately one-third of the Company’s total alcohol output, accounting for approximately 19% of its total fuel grade alcohol production and approximately 67% of its total food grade alcohol production during the fiscal year ended June 30, 2002.  As a result of the explosion, the Company was unable to produce finished alcohol at its Atchison plant from the date of the incident until late in the second quarter of fiscal 2004.  However, after December, 2002, the Company was able to produce unfinished alcohol at the Atchison location, most of which was shipped to the Pekin, Illinois facility for further processing.  The Company generally was able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market sales were affected.  The adverse impact of the distillery slowdown on the Company’s operations has been substantially reduced by business interruption insurance.

The distillery rebuilding process was completed late in the second quarter of fiscal 2004, with the actual start-up of the new equipment occurring in December, 2003, approximately one month sooner than expected.  The Company believes insurance proceeds have been sufficient to substantially offset rebuilding costs.  The gain resulting from insurance proceeds in excess of the net recorded costs of assets destroyed in the accident amounted to approximately $900,000 (pre-tax) in fiscal 2004, and approximately $15.4 million (pre-tax) in fiscal 2003.  These amounts were included as other non-operating income in each of the two respective fiscal years.

The majority of the distillery’s capacity in fiscal 2004 was dedicated to the production of high quality, high purity food grade alcohol for beverage and industrial applications.  The remainder was dedicated to the production of fuel grade alcohol, commonly known as ethanol.  The new state-of-the-art equipment that was installed during the reconstruction has resulted in improved alcohol production efficiencies at the Atchison plant.

On March 4, 2004, the Company’s Board of Directors approved $9 million in capital expenditures to install new equipment for processing distillers feed at the Atchison distillery and $3 million for the installation of new distillation equipment at the Pekin plant.  Both projects are scheduled to be completed by mid-2005 and are expected to strengthen the Company’s ability to realize additional improvements in alcohol production efficiencies, especially in regard to energy usage.  The new equipment at the Atchison distillery will also include new, state-of-the-art emission control technology that will enable the Company to comply with government environmental standards.

Method of Sales.  Approximately 99% of the Company’s ingredient sales and 100% of its distillery sales are made directly or through distributors to manufacturers and processors of finished goods.  Sales to customers are usually evidenced by short-term agreements that are cancelable within 30 days and under which products are usually ordered, produced, sold and shipped within 60 days.  However, the Company has entered into a longer term supply contract with one customer relating to certain of its specialty ingredients which extends for a term of several years and will consider similar long-term contracts with other customers if market conditions warrant doing so.  In addition, depending on market conditions, varying amounts of the Company’s fuel alcohol are sold under longer term contracts.  The Company uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures.

Government Incentives.  The Company benefits from tax and other incentives offered by the United States and various state governments to encourage the production of fuel alcohol.  One of these involves a program that was implemented by the U.S.  Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production.  Since the third quarter of fiscal 2001 through fiscal 2004, the Company has satisfied the program’s eligibility requirements and has received payments accordingly.  The program extends through September, 2006, with funding determined annually.  The Company’s eligibility to participate in the program is determined from quarter to quarter.  The Company also has benefited from a United States Department of Agriculture program in effect from June 1, 2001 to May 31, 2003 to support the development and production of value-added wheat proteins and starches.  Current and prior period results reflect the recognition of revenue from this grant.  See “Critical Accounting Policies-USDA Grant.”

Raw Materials and Energy.  The Company’s principal raw material is grain, consisting of wheat, which is processed into all of the Company’s products, and corn and milo, which are processed into alcohol, animal feed and carbon dioxide.  The cost of grain is subject to substantial fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, government programs and purchases by foreign governments.  Such variations in grain prices have had and are expected to have from time to time significant adverse effects on the results of the Company’s operations.  This is due to a number of factors, including that, for various reasons, prices for fuel grade alcohol and commodity wheat starches and gluten do not usually adjust to rising grain prices.  The Company engages in the purchase of commodity futures to hedge economic risks associated with fluctuating grain and grain products prices.  Such contracts are accounted for as hedges and gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and related products are sold.  The Company uses the same method for gasoline hedges.

Energy comprises a major cost of operations, and seasonal increases in natural gas and other utility costs can affect the Company’s profitability.  Energy costs during Fiscal Years 2003 and 2004 were higher than the preceding fiscal year.  However, energy costs in FY 2002 were lower than energy costs in FY 2001.

FISCAL 2004 COMPARED TO FISCAL 2003

GENERAL

The Company experienced net income of $9,468,000 in fiscal 2004 compared to net income of $5,154,000 in fiscal 2003.  The improvement principally was due to a significant increase in unit sales of specialty ingredients.  This increase resulted mainly from sales to manufacturers of food products and pet products.  Part of the increase in food products was attributable to heightened demand for the Company’s Arise® line of wheat protein isolates and its Fibersym™70 resistant wheat starch for use in producing bakery and related products, including fiber-enhanced, lower net carbohydrate products.  Demand for the Company’s Wheatex® line of textured wheat proteins, which are used in various grain-based products as well as in meat analog and meat extension applications, also increased compared to the prior year.  In the non-food area, sales of the Company’s Polytriticum™ lines of grain-based resins, which are used principally in the manufacture of pet chews, also rose compared to the prior year.

Sales of the Company’s distillery products in fiscal 2004 also increased compared to distillery products sales in fiscal 2003.  This increase resulted from strengthened unit sales and prices for both fuel grade and food grade alcohol, along with slightly higher unit sales of distillers feed, which is the principal by-product of the alcohol production process.  In the prior year, production and sales of the Company’s distillery products were affected by the September, 2002 distillery explosion at the Atchison plant.  By the end of fiscal 2004, production and unit sales of alcohol had returned to their pre-September, 2002 levels.

Business interruption insurance proceeds received by the Company as compensation for the effects of the September, 2002 distillery explosion amounted to approximately $9.6 million in fiscal 2004 compared to $12.6 million in fiscal 2003 and were allocated to the Company’s distillery products segment.

Ingredients.  Total ingredient sales for fiscal 2004 increased by $45.5 million, or 80 percent, compared to the prior year.  This was due to a $43.5 million, or 105 percent, increase in sales of specialty ingredients, consisting primarily of specialty wheat proteins and wheat starches.  The greatest increase in sales of specialty ingredients occurred in sales to manufacturers of food products.  Meanwhile, in line with the Company’s strategy to place increased focus on specialty ingredients, total sales of commodity ingredients, consisting of vital wheat gluten and commodity starch, were reduced by $949,000, or 6 percent.  The decrease in commodity ingredients resulted from the Company’s decision to reduce vital wheat gluten sales and place increased emphasis on the production and marketing of specialty proteins.  This decrease in gluten sales more than offset an increase in sales of commodity wheat starch compared to the prior year.  Sales of mill feeds and other mill products increased by $3 million, or 374 percent, as the result of increased wheat processing requirements to satisfy heightened demand for the Company’s specialty wheat proteins and starches.

Distillery Products.  Total sales of the company’s distillery products rose by approximately $32.8 million, or 24 percent, compared to fiscal 2003.  This increase was due to a $23.3 million, or 31 percent, increase in sales of fuel grade alcohol and a nearly $5 million, or 14 percent, increase in sales of food grade alcohol for industrial applications.  Sales of food grade alcohol for beverage applications was approximately even with beverage alcohol sales in fiscal 2003.  Distillers feed sales increased by approximately $4.5 million, or 18 percent, over the prior year due to increased alcohol production.  A minimal amount of alcohol was produced at the Atchison distillery during the majority of the prior fiscal after the September 13, 2002 explosion.

In fiscal 2004, the Company recorded a payment of approximately $4 million pre-tax ($2.4 million net of income taxes) under a program that was implemented by the U.S.  Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production.  This compares with $3.2 million pre-tax ($1.9 million net of income taxes) received under the program during the prior year.

SALES

Net sales in fiscal 2004 rose by approximately $78 million, or 41 percent, above net sales in fiscal 2003.  This increase resulted from the $45.5 million increase in ingredients sales and the $32.8 million increase in distillery products sales referred to above.  The increase in ingredients sales was mainly due to higher unit sales of both specialty wheat proteins and starches.  The rise in distillery products sales resulted mainly from higher unit sales of fuel grade alcohol, food grade alcohol for industrial applications and distillers feed, and higher selling prices for both fuel grade and food grade beverage alcohol.  An increase in unit sales of unfinished alcohol, principally in the first and second quarters of fiscal 2004, was also a contributing factor.

COST OF SALES

The cost of sales in fiscal 2004 increased by approximately $44 million, or 22 percent, above the cost of sales in the prior fiscal year.  This principally was due to costs associated with significantly increased sales of the Company’s products, higher energy costs and higher raw material costs for grain, as well as increases in insurance premiums.  The increased energy costs primarily resulted from a 21 percent increase in the average price of natural gas compared to the prior year and higher energy usage due to increased production over fiscal 2003 when operations at the Atchison plant were affected by the September, 2002 distillery explosion.  The rise in grain costs was also due to increased production needs as well as to higher average prices for grain compared to fiscal 2003.  Prices for wheat averaged approximately 6 percent higher while prices for corn averaged 6.2 percent higher in fiscal 2004 compared to fiscal 2003.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases.  During fiscal 2004, the Company hedged approximately 43 percent of corn processed compared to 42 percent in fiscal 2003.  Of the wheat processed by the Company in fiscal 2004, 33 percent was hedged compared to 27 percent hedged in the prior fiscal year.  The Company also uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures.  In fiscal 2004, raw material costs included a net hedging gain of $1,019,703 compared to a net hedging gain of $199,883 in fiscal 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2004 were approximately $6.7 million, or 49 percent, higher than selling, general and administrative expenses in fiscal 2003.  The increase was mainly due to accruals for employee benefit programs, costs associated with the implementation of the Company’s Enterprise Resource Planning system, royalty fees related to patent licensing, professional fees, and various factors associated with strengthened sales and marketing activities, and research and development initiatives.

OTHER OPERATING INCOME

The decrease in other operating income in fiscal 2004 was partially due to the recognition of approximately $3 million less in business interruption insurance proceeds compared to fiscal 2003.  Additionally, the Company recognized approximately $3.2 million less in income related to a grant provided by the United States Department of Agriculture Commodity Credit Corporation to support the development and production of value-added wheat proteins and starches.  This program was in effect from June 1, 2001 to May 31, 2003.  Details about this program are described in the Critical Accounting Policies and Operations sections of this report.

TAXES AND INFLATION

The consolidated effective income tax rate is consistent for all periods.  The general effects of inflation were minimal.

NET INCOME

As the result of the foregoing factors, the Company experienced net income of $9,468,000 in fiscal 2004 compared to net income of $5,154,000 fiscal 2003.  The Company’s net income in fiscal 2003 was principally due to approximately $15.4 million in non- operating income ($9.3 million after the effects of income taxes) resulting from the recognition of insurance proceeds in excess of the net recorded costs of assets that were destroyed in a distillery explosion at the Company’s Atchison, Kansas plant on September 13, 2002.

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

Ingredients.  Total ingredient sales in fiscal 2003 decreased by $9 million, or 14 percent, compared to the prior year due mainly to a significant reduction in sales of commodity ingredients, which consist of vital wheat gluten and commodity wheat starch.  In contrast, fiscal 2003 sales of specialty ingredients, consisting of specialty proteins and starches, increased by $4.3 million, or 12 percent, above fiscal2002 to nearly $42 million and accounted for approximately 73 percent of the Company’s total ingredient sales for the year.

The increase in specialty ingredients sales resulted from higher sales of specialty proteins, which more than offset softness in sales of specialty starches.  The reduction in commodity wheat starch sales resulted from the Company’s decision to emphasize specialty starch sales over commodity wheat starch sales.  The reduction in vital wheat gluten sales occurred because the Com-

pany elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union.  Competitive pressures from the E.U.  increased following the expiration of the three-year-long quota on wheat gluten imports in early June, 2001.

Distillery Products.  Total sales of distillery products in fiscal 2003 were down $13.1 million, or 9 percent, compared to the prior year.  This was due to a 9 percent decline in unit sales resulting from reduced production caused by the distillery explosion at the Company’s Atchison plant on September 13, 2002.  Lower selling prices for food grade alcohol and fuel grade alcohol also contributed to this decrease.

The Company was able to produce unfinished alcohol at its Atchison plant since December, 2002, most of which was shipped to the Pekin, Illinois facility for further processing.  The Company generally was able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market business was affected.

In fiscal 2003, the Company received payments totaling approximately $3.2 million pre-tax ($1.9 million net of income taxes), under a program that was developed by the U.S.  Department of Agriculture and initiated in December, 2000 to provide a cash incentive for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production.  In fiscal 2002, the Company received $4.1 million pre-tax ($2.5 million net of income taxes) from this program.

SALES

Net sales in fiscal 2003 decreased by approximately $22.2 million, or 10 percent, from net sales in fiscal 2002.  This decrease resulted from a 9 percent reduction in sales of distillery products and a 14 percent reduction in sales of ingredients.

The decline in sales of ingredients was due to a strategically designed reduction in sales of commodity ingredients, which primarily consist of vital wheat gluten and commodity wheat starch.  Sales of vital wheat gluten dropped due to a significant reduction in unit sales.

Commodity wheat starch sales also declined due to a reduction in unit sales, which more than offset a modest increase in selling prices.  Sales of specialty ingredients, consisting primarily of specialty wheat proteins and starches, increased by 12 percent due to higher average selling prices and higher unit sales of specialty proteins.  Unit sales of specialty starches, meanwhile, declined.

Distillery product sales in fiscal 2003 were lower than the prior year due mainly to reduced production caused by the September 13, 2002 distillery explosion.  Reduced unit sales and lower average selling prices for fuel grade alcohol as well as food grade alcohol for beverage and industrial applications also contributed to this decline.  Sales of distillers feeds, the principal by-product of the alcohol production process, were less than the prior year due to lower alcohol output.

COST OF SALES

The cost of sales in fiscal 2003 increased by approximately $9 million, or 5 percent, above the cost of sales in the prior fiscal year.  This principally was due to higher raw material costs for grain and higher energy costs.  The increase in grain costs was caused by a 15 percent jump in average wheat prices and a 20 percent hike in average corn prices paid by the Company versus the prior year.  The increased energy costs resulted from a 45 percent rise in natural gas prices compared to fiscal 2002.

During fiscal 2003, the Company hedged approximately 44 percent of corn processed, compared to 48 percent in fiscal 2002.  Of the wheat processed by the Company, 27 percent was hedged in fiscal 2003 compared to none in fiscal 2002.  The Company also uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures.  In fiscal 2003, raw material costs included a net hedging gain of $199,883 compared to a net hedging loss of $1,798,705 in the prior fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2003 were approximately $1.1 million, or 7 percent, lower than selling, general and administrative expenses in fiscal 2002.  The decrease was due to various factors, including reductions in staff bonus incentives and a $449,000 reduction in bad debt expense compared to the prior fiscal year.  The decrease was partially offset by an increase in sales salaries and fees associated with outside professional and consulting services.

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

QUARTERLY FINANCIAL INFORMATION

The Company’s sales have not been seasonal during fiscal years 2004 and 2003 except for variations affecting beverage alcohol sales.  Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season.  In previous years, demand for fuel grade alcohol tended to peak during the fall and winter to satisfy clean air standards during those periods.  The table below shows quarterly information for each of the years ended June 30, 2004 and 2003.

Quarter Ending,	Sept. 30		Dec. 31	March 31	June 30		Total
(dollars in thousands, except per share amounts)

Fiscal 2004
Sales:	$57,054		$59,409	$75,215	$78,995		$270,673
Gross profit	1,687		5,120	6,903	11,197		24,907
Net income	2,470		1,834	1,999	3,165	(2)	9,468
Earnings per share (3)	0.16		0.12	0.13	0.20		0.61

Fiscal 2003
Sales:	$42,899		$44,408	$52,536	$52,529		$192,372
Gross profit	177		(2,495)	(2,966)	(4,456)		(9,740)
Net income (loss)	6,790	(1)	48	(312)	(1,372	)(1)	5,154
Earnings (Loss) per share (3)	0.42		0.01	(0.02)	(0.08)		0.33

(1)          Reflects $13.4 million ($8.1 million net of income taxes) in the quarter ended September 30, 2002, $2.0 million ($1.2 million net of income taxes) in the quarter ended June 30, 2003 and $0.9 million ($0.5 million net of income taxes) in the quarter ended June 30, 2004 related to the gain recognized from property damage insurance proceeds in excess of the net book value of the property and equipment destroyed in the Company’s distillery explosion.

(2)          Reflects approximately $1.0 million ($0.6 million net of income taxes) change for year-end inventory adjustments.

(3)          Earnings per share data adjusted to reflect the Company’s 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

MARKET RISK

The Company produces its products primarily from wheat, corn and milo and, as such, is sensitive to changes in commodity prices.  Grain futures and/or options, which are accounted for as cash flow hedges, are used as a hedge to protect against fluctuations in the market.  Fluctuations in the volume of hedging transactions are dictated by alcohol sales and are based on corn and gasoline prices.  The Company has a risk management committee, comprised of senior management members, that meets weekly to review futures contracts and positions.  This group sets objectives and determines when futures positions should be held or terminated.  A designated employee makes trades authorized by the risk management committee.  The futures contracts that are used are exchange-traded contracts.  The Company trades on the Kansas City and Chicago Boards of Trade and the New York Mercantile Board of Exchange.  For inventory and open futures, the table below presents the carrying amount and fair value at June 30, 2004 and 2003.  The Company includes the fair values of open contracts in inventories or other accrued liabilities in the balance sheet.

	2004		2003
As of June 30,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Inventories
Corn	$1,152,000	$1,154,000	$1,191,000	$1,159,000
Milo	730,000	771,000	854,000	866,000
Wheat	3,843,000	3,835,000	3,913,000	3,714,000

	Expected Maturity*	Fair Value	Expected Maturity*	Fair Value
Corn Options
Contract Volumes (bushels)	2,000,000
Weighted Average Strike Price/Bushel
Long Calls	$3.00	$127,500
Short Calls	$3.50	$(45,000)
Short Puts	$2.70	$(373,750)
Contract Amount	$112,500	$(291,250)

	Expected Maturity*	Fair Value
Wheat Options
Contract Volumes (bushels)	300,000
Weighted Average Strike Price/Bushel
Short Puts	$3.20
Contract Amount	$65,653	$53,250

The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures.  Gasoline futures are used as a hedge to protect against these fluctuations.  The table below presents information about open futures contracts as of June 30, 2003.  There were no open contracts as of June 30, 2004.

	2004	2003
As of June 30,		Expected Maturity*	Fair Value
Gasoline Futures (short)
Contract Volumes (gallons)		1,050,000
Weighted Average Price		$0.82
Contract Amount		$863,200	$911,400

*The latest expected maturity date occurs within one year from date indicated.

The Company’s outstanding long-term debt at June 30, 2004 carries fixed interest rates which limit its exposure to increases in market rates.  The Company’s lines of credit provide for interest at variable rates.  There were no borrowings on these lines at June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The following table is presented as a measure of the Company’s liquidity and financial condition:

June 30,	2004	2003
(Dollars in Thousands)
Cash and cash equivalents	$6,488	$17,539
Working capital	39,811	38,527
Amounts available under lines of credit	12,500	12,500
Notes payable and long-term debt	15,762	18,433
Stockholders’ equity	118,209	105,218

Cash Flow.  Cash flow from operations increased from $8,177,000 in fiscal 2003 to $10,970,000 in fiscal 2004, or by approximately $2,800,000.  This increase resulted from a combination of factors, the most significant of which is the increase in volume from fiscal 2003 to fiscal 2004.  Cash received related to revenue earned increased by approximately $60.9 million, which was offset by increases in payments to suppliers and employees aggregating approximately $43.5 million, of which approximately $5.3 million is reflected as an increase in wheat-based ingredients inventory, and an increase in payments for income taxes of approximately $3.3 million.  Offsetting this $14.1 million difference, were principally two factors.  In the first quarter of fiscal 2003, the Company received the second year installment of the USDA grant totaling $8.4 million.  This was the final installment due under the USDA grant, and therefore no proceeds were received in fiscal 2004.  Also, insurance proceeds related to business interruption insurance were approximately $3.0 million less in fiscal year 2004 than fiscal year 2003.  Cash flow provided by operations combined with cash on hand at June 30, 2003 and receipt of insurance proceeds related to damage to the plant was used for equipment additions and reductions in debt.

Under its arrangement with Cargill for the production and marketing of high amylose corn based resistant starch, the Company will be obligated to pay Cargill on a monthly basis for its cost of manufacturing product to be delivered to the Company.  The Company also will pay Cargill 50% of its net profits from sales of the product.  Because the Company will be obligated to pay Cargill for its costs of manufacture, the Company’s cash flow may be affected to the extent sales revenues lag production billings.

Capital Expenditures.  As of June 30, 2004, the Company’s Board of Directors had approved $25.8 million in expenditures with respect to improvements and replacements of existing equipment, of which $18.4 million are expected to be made over the course of the next twelve months.  As of June 30, 2004 the Company has contracts to acquire capital assets of approximately $6.1 million.  The amounts approved do not include approximately $1.2 million additional that may be required to be expended in connection with environmental proceedings to which the Company is a party (see Note 17).  The Company anticipates that it may require external financing for some of its capital expenditures, but other than a capital lease obligation for the acquisition and installation of its enterprise resource system, with the maximum amount to be financed totaling approximately $800,000, it has not determined the amount, type or source of such financing.

Stock Purchases.  The Company made open market purchases of approximately 96,000 shares of its common stock during the year.  These purchases were made to fund the Company’s stock option plans and for other corporate purposes.  As of June 30, 2004, the Board has authorized the purchase of approximately 1,626,000 additional shares of the Company’s common stock.  In addition, during 2004, employees exercised stock options on approximately 635,000 shares of common stock and the Company received proceeds totaling approximately $3.6 million.

Contractual Obligations.  Contractual obligations at June 30, 2004 are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total

Long-term Debt (1)	$2,273	$2,273	$2,273	$2,273	$2,270	$0	$11,362
Capital Leases (2)	928	1,459	928	928	157	0	4,400
Operating Leases	1,556	1,400	998	636	260	82	4,932
Energy Contract (3)	1,428	1,428	1,428	1,428	1,428	714	7,854
Post Retirement Benefits	303	305	310	322	346	4,391	5,977
Open Purchase Commitments (4)	10,000						10,000
	$16,488	$6,865	$5,937	$5,587	$4,461	$5,187	$44,525

(1)          Long-term debt consists of unsecured senior notes payable in annual installments of principal of $2,273,000 through 2008, with the final payment of $2,270,000 due in 2009.  Interest is payable semi-annually at 6.68 percent per annum.  Upon optional prepayment or acceleration upon default, in addition to principal and accrued interest, the Company is required to pay the noteholders a “make whole amount,” as defined, estimated at approximately $800,000 as of June 30, 2004.

(2)          Amounts shown under capital lease arise principally under an industrial revenue bond lease relating to the Company’s Kansas City, Kansas facility.  The lease was modified in July 2003 in connection with which certain tax-related covenants were eliminated.  Monthly principal payments are $77,381 through September 2008.  Interest is also payable monthly at a rate of 5.23 percent per annum.  Upon optional prepayment or acceleration upon default prior to October 1, 2005, the amount due from the Company would also include a premium of 2 percent on the outstanding principal component of the remaining lease payments; on and after October 1, 2005, the premium is 1 percent.  The Company has also entered into a capital lease to fund the acquisition and installation of its new enterprise resources system (ERP).  This lease provides for 36 monthly payments of $22,590 including interest at 4.6 percent through 2008.  The Company anticipates that when the ERP system is complete, the maximum outstanding capital lease obligation will be $1.6 million, which will occur during the next year.

(3)          Amounts shown under “Energy Contract” arise under a long-term arrangement with Central Illinois Light Company and its subsidiary, CILCORP Development Services Inc.  (collectively “CILCO”).  The Company has leased a portion of its Pekin, Illinois plant facility to CILCO for a term ending in December 2009.  CILCO constructed a new gas fired electric and steam generating facility on ground leased from the Company and agreed to provide steam heat to the Company’s plant.  If the Company fails to renew the lease for 19 years at the end of the lease term, it must pay CILCO the book value of the boiler plant and cogeneration facility, which the Company estimates will be $10.6 million.  Under a related steam heat service agreement, the Company has agreed, subject to limited termination procedures, to purchase its requirements for steam heat from CILCO until at least December, 2009.  Either party may terminate the service agreement at the end of the initial term or thereafter upon two years notice.  The Company must make minimum monthly payments over the term of the service agreement which adjust based on changes in the product price index, and also is responsible for fuel cost and certain other expenses.  Amounts shown in the above table are based on the minimum monthly payment in effect as of June 30, 2004.

(4)          Amounts shown under open purchase commitments consist of commitments to purchase grain to be used in the Company’s operations during the first two months of fiscal 2005.  The amount shown for 2005 also includes an obligation to purchase $6.2 million of product under an agreement with Penford Corporation discussed above.  In addition, under the Company’s arrangement with Penford Corporation , the Company may be required to compensate Penford for its unrecovered costs of acquiring and processing unrequired starch if the Company does not purchase forecasted amounts of product during a calendar year.  The Company is unable to quantify its exposure, if any, under this arrangement with Penford.

Financial Covenants.  In connection with the Company’s long-term loan and capital lease agreements, it is required, among other covenants, to maintain certain financial ratios, including a current ratio (current assets to current liabilities) of 1.5 to 1, minimum consolidated tangible net worth (stockholders’ equity less intangible assets) of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio (generally, the ratio of (i) the sum of (a) net income [adjusted to exclude gains or losses from the sale or other disposition of capital assets and other matters] plus (b) provision for taxes plus (c) fixed charges, to (ii) fixed charges) for the period of the four consecutive fiscal quarters ended as of the measurement date of 1.5 to 1.  As of June 30, 2004, the Company believes it was in compliance with the financial and other covenants in its loan, capital lease and line-of-credit agreements.

Lines of Credit.  The Company’s line of credit for $10 million, available for general corporate purposes, extends through November 2004.  A smaller line of credit for $2.5 million expires on October 31, 2004 and is also available for general corporate purposes.

OFF BALANCE SHEET OBLIGATIONS

The Company’s obligation to to pay CILCO $10.6 million if it does not renew its lease, referred to in note (3) of the Contractual Obligation table above, may be deemed an “off balance sheet” obligation.  In addition, as discussed elsewhere herein under “Operations,” the Company has entered a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch derived from high amylose corn.  It is not known whether the product will prove commercially viable, and therefore the significance of the agreement with Cargill cannot be determined at this time.  If the Company does not renew the arrangement after its initial five year term or terminates the arrangement before the expiration of 18 months following certain force majeure events affecting Cargill, or if Cargill terminates the arrangement because of a breach by the Company of its obligations, the Company will be required to pay a portion (up to 50%) of the book value of capital expenditures made by Cargill to enable it to produce the product.  This amount will not exceed $2.5 million without the consent of the Company.  Upon the occurrence of any such event the Company also will be required to give Cargill a non-exclusive sublicense to use the patented process for the life of the patent in the production of high amylose corn-based starches for use in food products.  The sublicense would be royalty bearing provided the Company was not itself then making the high amylose corn-based starch.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee,
Board of Directors and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

We have audited the accompanying consolidated balance sheets of MGP Ingredients, Inc.  as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGP Ingredients, Inc.  as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
July 30, 2004

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30,	2004	2003	2002
(in thousands, except per share amounts)

Net sales	$270,673	$192,372	$214,528
Cost of sales	245,766	202,112	193,325
Gross profit (loss)	24,907	(9,740)	21,203
Selling, general & administrative expenses	(20,339)	(13,617)	(14,689)
Other operating income	10,720	17,403	4,865
Income (loss) from operations	15,288	(5,954)	11,379
Other income, net	1,450	15,701	226
Interest expense	(1,088)	(1,226)	(1,237)
Income before income taxes	15,650	8,521	10,368
Provision for income taxes	6,182	3,367	4,109
Net income	$9,468	$5,154	$6,259
Earnings per common share (1)
Basic	$0.61	$0.33	$0.39
Diluted	$0.59	$0.33	$0.39
Other comprehensive income (loss)
Net income	$9,468	$5,154	$6,259
Other comprehensive income (loss), net of tax:
gain (loss) on cash flow hedge	819	(27)	(2,356)
reclassification adjustment for (gain) losses included in net income	(1,020)	(199)	2,517
Other comprehensive income (loss)	(201)	(226)	161
Comprehensive income	$9,267	$4,928	$6,420

See Notes to Consolidated Financial Statements

(1)          Earnings per share has been adjusted to reflect the Company’s 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

CONSOLIDATED BALANCE SHEETS

Years ended June 30,	2004	2003
(in thousands, except per share amounts)

Assets
Current assets
Cash and cash equivalents	$6,488	$17,539
Receivables (less allowance for doubtful accounts: 2004 and 2003—$252)	34,243	20,466
Inventories	32,775	26,956
Prepaid expenses	828	1,578
Deferred income taxes	2,090
Refundable income taxes		3,086
Total current assets	76,424	69,625
Property and equipment, at cost	296,377	263,990
Less accumulated depreciation	187,280	172,186
Property and equipment, net	109,097	91,804
Insurance receivable	1,425	11,515
Other assets	91	186
Total assets	$187,037	$173,130

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$3,201	$3,201
Accounts payable	10,576	9,729
Accrued expenses	7,815	3,604
Income taxes payable	2,423
Deferred income taxes		241
Deferred revenue	12,598	14,323
Total current liabilities	36,613	31,098
Long-term debt	12,561	15,232
Post retirement benefits	5,977	5,780
Deferred income taxes	13,677	15,802
Stockholders’ equity
Capital Stock
Preferred, 5% non-cumulative; $10 par value; authorized 1,000 shares; issued and outstanding 437 shares	4	4
Common stock, no par value; authorized 20,000,000 shares; issued 19,530,344 shares	6,715	6,715
Additional paid-in capital	5,005	2,605
Retained earnings	123,181	114,861
Accumulated other comprehensive loss—cash flow hedges	(251)	(50)
	134,654	124,135
Treasury stock, at cost
Common; 2004—3,621,514 shares, 2003—4,159,656 shares	(16,445)	(18,917)
Total stockholders’ equity	118,209	105,218
Total liabilities and stockholders’ equity	$187,037	$173,130

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended June 30,	Capital Stock Preferred	Issued Common	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
(in thousands)

Balance, June 30, 2001	$4	$6,715	$2,485	$105,878	$15	$(14,553)	$100,544
Purchase of treasury stock						(1,628)	(1,628)
Stock options exercised			116			447	563
2002 net income				6,259			6,259
Dividends paid				(1,221)			(1,221)
Unrealized gain on cash flow hedge					161		161
Balance, June 30, 2002	4	6,715	2,601	110,916	176	(15,734)	104,678
Purchase of treasury stock						(3,193)	(3,193)
Stock options exercised			4			10	14
2003 net income				5,154			5,154
Dividends paid				(1,209)			(1,209)
Unrealized loss on cash flow hedge					(226)		(226)
Balance, June 30, 2003	4	6,715	2,605	114,861	(50)	(18,917)	105,218
Purchase of treasury stock						(446)	(446)
Stock options exercised			2,400			2,918	5,318
2004 net income				9,468			9,468
Dividends paid				(1,148)			(1,148)
Unrealized loss on cash flow hedge					(201)		(201)
Balance, June 30, 2004	$4	$6,715	$5,005	$123,181	$(251)	$(16,445)	$118,209

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,	2004	2003	2002
Cash flows from operating activities
Net income	$9,468	$5,154	$6,259
Items not requiring (providing) cash:
Depreciation	15,197	14,354	14,308
Loss on sale of assets	4	1,253	0
Deferred income taxes	683	5,740	1,980
Gain on insurance recovery	(896)	(15,431)
Changes in:
Accounts receivable	(13,777)	3,605	2,038
Inventories	(6,020)	(6,427)	(2,364)
Accounts payable	4,894	353	(1,992)
Deferred revenue	(1,725)	3,352	(4,980)
Income taxes (receivable) payable	2,100	(2,501)	(286)
Other	1,042	(1,275)	636
Net cash provided by operating activities	10,970	8,177	15,599
Cash flows from investing activities
Additions to property and equipment	(31,781)	(15,911)	(12,972)
Proceeds from disposition of equipment	11,013	4,126
Net cash used in investing activities	(20,768)	(11,785)	(12,972)
Cash flows from financing activities
Purchase of treasury stock	(446)	(3,193)	(1,628)
Sale of treasury stock	3,588	14	563
Principal payments on long-term debt	(3,247)	(3,201)	(3,047)
Proceeds from issuance of long-term debt			6,500
Net proceeds on line of credit			(8,512)
Dividends paid	(1,148)	(1,209)	(1,221)
Net cash provided by (used in) financing activities	(1,253)	(7,589)	(7,345)
Increase (decrease) in cash and cash equivalents	(11,051)	(11,197)	(4,718)
Cash and cash equivalents, beginning of year	17,539	28,736	33,454
Cash and cash equivalents, end of year	$6,488	$17,539	$28,736

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 :

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations.  The activities of MGP Ingredients, Inc.  and its subsidiaries consist primarily of the processing of wheat, corn and milo into a variety of products through an integrated production process.  The Company is a fully integrated producer of specialty and commodity ingredients and distillery products.  Specialty ingredients are principally comprised of specialty wheat proteins and wheat starches.  Commodity ingredients consist primarily of vital wheat gluten and commodity wheat starch.  Distillery products include food grade alcohol and fuel grade alcohol.  By-products include mill feeds and other mill products, distillers feed and carbon dioxide.  The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States.  The Company operates plants in Atchison, Kansas and Pekin, Illinois.  The Company also operates a facility in Kansas City, Kansas, for the further processing and extrusion of wheat proteins and starches.  Midwest Grain Pipeline, Inc., a wholly owned subsidiary, supplies natural gas to the Company’s Atchison plant.

The Company’s ingredients are sold primarily as food additives to enhance the functionality, appearance, texture, taste and a variety of other characteristics of baked and processed foods.  The Company’s ingredients are also sold for use in personal care product applications and for use in the manufacture of pet treats and bio-based products.

MGPI’s food grade alcohol is produced for beverage and industrial applications.  The Company’s beverage alcohol consists primarily of vodka and gin and is sold in bulk form.  Fuel grade alcohol is sold as an octane additive and oxygenate that is commonly known as ethanol.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Principles of Consolidation.  The consolidated financial statements include the accounts of MGP Ingredients, Inc., MGP Ingredients of Illinois, Inc., Kansas City Ingredient Technologies, Inc.  and Midwest Grain Pipeline, Inc.  All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories and Derivatives.  Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method.  In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, MGP Ingredients, Inc.  enters into readily marketable exchange-traded commodity futures and option contracts to reduce the risk of future grain price increases.  Additionally, the Company enters into exchange-traded futures contracts for the sale of fuel grade alcohol to hedge the selling price to its customers.  These contracts are designated as cash flow hedges of specific volumes of commodities to be purchased or sold.  The changes in the market value of the Company’s futures and option contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price movements of the hedged items and the amounts representing ineffectiveness is immaterial.  The fair value of the open and closed hedging transactions is recorded in inventory or other accrued liabilities with the related gains and losses deferred in other comprehensive income, net of applicable income taxes.  Gains and losses are recognized in the statement of income as the finished goods related to the hedged transactions are sold.  If it is determined that the hedge instruments are no longer effective at offsetting changes in the price of the hedged item, then the changes in market value of these contracts would be recognized in cost of sales at that time.  Gains and losses resulting from the hedged transactions will be recognized in the statement of income within the next year.

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

Property and Equipment.  Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

Buildings and improvements	20–30 years
Transportation equipment	5–6 years
Machinery and equipment	10–12 years

The Company capitalizes interest costs associated with construction in progress, based on the weighted-average rates paid for long-term borrowing.  Total interest incurred for 2004 and 2003 was:

June 30,	2004	2003
(in thousands)
Interest cost capitalized	$775	$452
Interest costs charged to expense	1,088	1,226
	$1,863	$1,678

Stock Split.  On June 30, 2004 the Company effected a 2-for-1 split of its common stock.  All share and per share amounts have been adjusted to give effect to the stock split.

Earnings Per Common Share.  Earnings per common share data is based upon the weighted average number of common shares outstanding for each period.

Cash Equivalents.  The Company considers all liquid investments with maturities of three months or less to be cash equivalents.  At June 30, 2004 and 2003, cash equivalents consisted primarily of overnight repurchase agreements with a bank.

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

Indemnification Agreements.  The Company sells certain of its products under agreements that provide that the Company will indemnify the customers against certain claims by third parties.  The Company records its obligations under these indemnification agreements based on their fair value.

Advertising.  Advertising costs are expensed as incurred.  These costs totaled $841,000, $806,000 and $810,000 for June 30, 2004, 2003 and 2002, respectively.

Research and Development.  Research and development costs are expensed as incurred.  These costs totaled approximately $2.4 million, $1.9 million and $1.8 million for June 30, 2004, 2003 and 2002, respectively.

Stock Options.  The Company has stock-based employee compensation plans, which are described more fully in Note 11.  The Company accounts for these plans under the recognition and measurement principles of APB Opinion No.  25, Accounting for Stock Issued to Employees, and related Interpretations.  No stock based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.  The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No.  123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended June 30,	2004	2003	2002

Net income, as reported	$9,468	$5,154	$6,259
Add: Stock-based compensation net of income taxes included in income	273
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(792)	(681)	(809)
Pro forma net income	$8,949	$4,473	$5,450
Weighted Average Common Shares Outstanding:
Basic	15,473,228	15,864,546	16,171,694
Diluted	15,967,756	15,864,546	16,171,694
Basic Earnings Per Share:
As reported	$0.61	$0.33	$0.39
Pro forma	$0.58	$0.28	$0.34
Dilutive Earnings Per Share:
As reported	$0.59	$0.33	$0.39
Pro forma	$0.56	$0.28	$0.34

NOTE 2 :

INSURANCE RECOVERIES

On September 13, 2002, the Company’s Atchison, Kansas distillery was shut down as the result of an explosion at the distillery.  Related business interruption insurance proceeds of $9.6 million and $12.6 million were recorded as other operating income for the years ended June 30, 2004 and 2003.  In addition, in 2004 and 2003, the Company recorded gains of approximately $0.9 million and $15.4 million, respectively, resulting from the property damage caused by the explosion.  Included in the balance sheet are $1.4 million and $11.5 million related to this incident and recorded as insurance receivables at June 30, 2004 and 2003, respectively.

NOTE 3 :

INVENTORIES

Inventories consist of the following:

June 30,	2004	2003
(in thousands)
Alcohol	$4,130	$4,604
Unprocessed grain	9,643	9,529
Operating supplies	5,812	5,099
Wheat-based ingredients	12,080	6,744
By-products and other	1,110	980
	$32,775	$26,956

NOTE 4 :

PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30,	2004	2003
(in thousands)
Land, buildings and improvements	$25,735	$25,459
Transportation equipment	1,248	1,296
Machinery and equipment	249,892	228,975
Construction in progress	19,502	8,260
	296,377	263,990
Less accumulated depreciation	187,280	172,186
	$109,097	$91,804

NOTE 5 :

ACCRUED EXPENSES

Accrued expenses consist of the following:

June 30,	2004	2003
(in thousands)
Employee benefit plans (Note 11)	$5,223	$1,429
Salaries and wages	999	785
Property taxes	819	829
Interest	316	380
Other expenses	458	181
	$7,815	$3,604

NOTE 6 :

LONG-TERM DEBT

Long-term debt consists of the following:

June 30,	2004	2003
(in thousands)
Senior notes payable	$11,362	$13,635
Industrial revenue bond	3,869	4,798
Capital lease obligation	531
	15,762	18,433
Less current maturities	3,201	3,201
Long-term portion	$12,561	$15,232

The unsecured senior notes are payable in annual installments of $2,273,000 from 2004 through 2008 with the final principal payment of $2,270,000 due in 2009.  Interest is payable semiannually at 6.68% per annum.

Industrial development revenue bonds issued by The Unified Government of Wyandotte County, Kansas City, Kansas, provide for principal payments to bondholder of $77,381 plus interest at 5.23% (5.26% effective August, 2003) which are due monthly.  The bonds are secured by a security interest in the project as defined in the lease agreement.

In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio of 1.5 to 1.  The agreements also include a restriction on the aggregate amount of dividends that can be paid and treasury stock purchases.  At June 30, 2004, there was approximately $23 million capacity available for those purposes under the terms of the agreements.

The Company is in the process of implementing an enterprise resource planning system financed under a capital lease.  The system is not expected to be placed into service until the fourth quarter of fiscal year 2005.  Once placed into service, the lease will require 36 monthly principal and interest payments of $22,590 with an interest rate of 4.6%.  At June 30, 2004, the entire capital lease obligation has been reported as long-term.

At June 30, 2004, the Company had a $10 million unsecured revolving line of credit expiring on November 30, 2004, on which there were no borrowings at June 30, 2004.  Borrowings under $500,000 bear interest at the prime rate.  Borrowings in excess of $500,000 bear interest at the greater of 1% below prime or the federal funds rate plus 1.5%.

At June 30, 2004, the Company also had a $2.5 million unsecured revolving line of credit expiring on October 31, 2004.  The line bears interest at 0.5% below prime.  There were no borrowings on the line at June 30, 2004.

Aggregate annual maturities of long-term debt and payments on capital lease obligations at June 30, 2004 are:

(in thousands)	Long-term Debt (Exc. Leases)	Capital Lease Obligations
2005	$3,201
2006	3,201	$556
2007	3,201
2008	3,201
2009	2,427
Thereafter
	$15,231	$556
Less amount representing interest		25
Present value of future minimum lease payments		$531

NOTE 7 :

INCOME TAXES

The provision (credit) for income taxes is comprised of the following:

Years Ended June 30,	2004	2003	2002
(in thousands)
Income taxes
currently payable (receivable)	$5,499	$(2,373)	$2,242
Income taxes deferred	683	5,740	1,867
	$6,182	$3,367	$4,109

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

June 30,	2004	2003
(in thousands)
Deferred tax assets:
Post-retirement liability	2,331	2,254
Deferred income	4,913
Stock based compensation	1,906
State operating loss carryforwards		617
Alternative minimum tax		1,222
Other	710	576
	$9,860	4,669
Deferred tax liabilities:
Accumulated depreciation	$(20,945)	$(18,919)
Deferred income		(1,348)
Other	(502)	(445)
	$(21,447)	(20,712)
Net deferred tax liability	$(11,587)	$(16,043)

The above net deferred tax liability is presented on the consolidated balance sheets as follows:

June 30,	2004	2003
(in thousands)
Deferred tax asset (liability)—current	$2,090	$(241)
Deferred tax liability—long-term	(13,677)	(15,802)
Net deferred tax liability	$(11,587)	$(16,043)

No valuation allowance has been recorded at June 30, 2004 or 2003.

A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision included in the accompanying consolidated statements of income is shown below:

Years Ended June 30,	2004	2003	2002
(in thousands)
“Expected” provision at federal statutory rate (34%)	$5,321	$2,897	$3,525
Increases (decreases) resulting from: Effect of state income taxes	616	605	442
Other	245	(135)	142
Provision for income taxes	$6,182	$3,367	$4,109

NOTE 8 :

CAPITAL STOCK

The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors.  Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company’s assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely.  Generally, the Common Stock and Preferred Stock vote as separate classes on all other matters requiring stockholder approval.

NOTE 9 :

OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following:

Years Ended June 30,	2004	2003	2002
(in thousands)
CCC value-added program	$1,725	$4,967	$4,981
Business interruption insurance	9,619	12,590
Miscellaneous	(624)	(154)	(116)
	$10,720	$17,403	$4,865

NOTE 10 :

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

NOTE 11 :

EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plans.  The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met.  Contributions to the plans totaled $581,000, $341,000 and $426,000 for the years ended June 30, 2004, 2003 and 2002, respectively.  Contributions are made in the form of cash and/or additional shares of common stock.

401(k) Profit Sharing Plans.  The Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met.  Contributions to the plans totaled $1,088,000, $778,000 and $789,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

Post-Retirement Benefit Plan.  The Company and its subsidiaries provide certain post-retirement health care and life insurance benefits to all employees.  The liability for such benefits is unfunded.  The Company uses a May 31 measurement date for the plan.

The status of the Company’s plans at June 30, 2004 and 2003 was as follows:

June 30,	2004	2003
(in thousands)
Change in unfunded benefit obligation
Beginning of year	$5,556	$5,437
Service cost	240	233
Interest cost	323	393
Actuarial (gain) loss	(398)	(211)
Benefits paid	(211)	(296)
End of year	5,510	5,556
Unrecognized actuarial gain (loss)	467	224
Accrued post-retirement benefit cost	$5,977	$5,780

At June 30, 2004, a weighted average discount rate of 6.25% (compared to 6.00% assumed at June 30, 2003) was used in determining the accumulated benefit obligation.

Weighted-average assumptions used to determine benefit cost:

June 30,	2004	2003	2002
(in thousands)
Components of net
periodic benefit cost:
Service cost	$240	$233	$212
Interest cost	323	393	389
(Gain) loss amortization	(15)	(16)	(15)
Net periodic benefit cost	$548	$610	$586

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.00% (compared to 8.25% assumed for 2003) reducing to 7.25% over four years and 6.0% over 10 years.  A one percentage point increase (decrease) in the assumed health care cost trend rate would have increased (decreased) the accumulated benefit obligation by $426,000 and ($371,000) respectively at June 30, 2004, and the service and interest cost would have changed by $58,000 and ($49,000) respectively for the year then ended.

On December 8, 2003, the Medicare Prescription Drug, Improvement Modernization Act of 2003 (the Act) was signed into law.  The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.

In accordance with FASB Staff Position 106-1, the Company has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs and accompanying notes.  Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require the Company to change previously reported information.

As of June 30, 2004, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to plan participants:

2005	$303
2006	305
2007	310
2008	312
2009	346
2010 - 2014	2,216
$3,792

Stock Options.  The Company has three stock option plans, the Stock Incentive Plan of 1996 (the “1996 Plan”), the Stock Option Plan for Outside Directors (the “Directors Plan”), and the 1998 Stock Incentive Plan for Salaried Employees (the “Salaried Plan”).  These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company.

Under the 1996 Plan, the Company may grant incentives for up to 1,200,000 shares of the Company’s common stock to key employees.  The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan.  Under the terms of the 1996 Plan, options granted may be either non-qualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant.  At June 30, 2004, the Company had outstanding incentive stock options to purchase 649,010 shares.  At June 30, 2004, all such options were exercisable except for 32,302, which will become exercisable at various dates over the next two years.  The options have ten-year terms and have exercise prices equal to fair market value on the date of grant.  At June 30, 2004, 16,030 shares remained available for future awards under the 1996 Plan.

Under the Directors Plan, each non-employee or “outside” director of the Company receives on the day after each annual meeting of stockholders an option to purchase 2,000 shares of the Company’s common stock at a price equal to the fair market value of the Company’s common stock on such date.  Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant.  Subject to certain adjustments, a total of 180,000 shares are reserved for annual grants under the Plan.  At June 30, 2004, the Company had outstanding options to purchase 62,000 shares, all of which were exercisable as of June 30, 2004.  At June 30, 2004, 92,000 shares remained available for future awards under the Directors Plan.

Under the Salaried Plan, the Company may grant stock incentives for up to 600,000 shares of the Company’s common stock to full-time salaried employees.  The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan.  Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant.  At June 30, 2004, the Company had outstanding incentive stock options on 194,970 shares.  At June 30, 2004, all such options were exercisable except for 14,165, which will become exercisable at various dates through January 2006.  They have ten-year terms and have exercise prices equal to fair market value on the date of grant.  At June 30, 2004, 9,900 shares remained available for future awards under the Salaried Plan.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.  The following weighted-average assumptions were used for the year ended June 30, 2004: Risk-free interest rate of 3.51%; expected dividend yield of 1.7%; expected volatility of 50%, expected life of ten years.

Restricted Stock.  In December 2003, the Board of Directors approved a long-term incentive program for senior executives under which 230,000 shares of restricted common stock were awarded from shares available under the Company’s Stock Incentive Plan of 1996 and its 1998 Stock Incentive Plan for Salaried Employees.  Generally, the restricted stock will vest if the Company achieves specific financial objectives over a performance period ending June 30, 2006; if those objectives are not met, the restricted stock will vest on June 30, 2010.  Accelerated or partial vesting may be permitted upon change of control or if employment is terminated as a result of death, disability, retirement or termination without cause.  Compensation expense with respect to these awards is based on the market price of the stock on the date the Board approved the program which was $5.91 per share.  Compensation expense related to this plan recognized in income during the year ended June 30, 2004 was approximately $452,000.

A summary of the status of the Company’s three stock option plans at June 30, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	2004		2003		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding Beginning of Year	1,499,100	5.49	1,611,120	5.77	1,587,640	5.83
Granted	14,000	4.38	112,000	3.58	257,360	6.20
Cancelled	(300)	4.00	(203,020)	6.81	(138,000)	7.63
Exercised	(606,820)	5.51	(21,000)	4.10	(95,880)	5.15
Outstanding at end of year	905,980	5.45	1,499,100	5.49	1,611,120	5.77

These are comprised as follows:

	Shares	Exercise Price	Remaining Contractual Lives (Years)	Shares Exercisable at June 30. 2004
The 1996 Plan	82,000	3.63	9.00	82,000
	125,000	6.45	8.00	125,000
	73,000	5.95	7.50	73,000
	109,000	4.66	7.00	81,750
	20,210	4.66	6.50	15,158
	62,000	4.00	5.50	62,000
	104,800	6.25	4.50	104,800
	73,000	6.88	3.50	73,000
Salaried Plan	13,580	5.95	7.50	6,790
	29,500	4.66	6.50	22,125
	60,630	4.00	5.50	60,630
	91,260	6.75	3.67	91,260
Directors’ Plan	10,000	4.38	9.25	10,000
	10,000	3.25	8.25	10,000
	10,000	5.58	7.25	10,000
	8,000	4.82	6.25	8,000
	8,000	4.50	5.25	8,000
	6,000	5.88	4.25	6,000
	6,000	7.13	3.25	6,000
	4,000	8.13	2.25	4,000
	905,980			859,513

NOTE 12 :

OPERATING LEASES

The Company has several noncancelable operating leases for railcars and other equipment, which expire from November 2003 through December 2009.  The leases generally require the Company to pay all service costs associated with the railcars.  Rental payments include minimum rentals plus contingent amounts based on mileage.

Future minimum lease payments at June 30, 2004 are as follows:

(in thousands)
2005	$1,556
2006	1,400
2007	998
2008	636
2009	260
Thereafter	82
Future minimum lease payments	$4,932

Rental expense for all operating leases with terms longer than one month totaled $1,830,000, $1,685,000 and $1,880,543 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE 13 :

SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations.  Those matters include the following:

•                  The Company accrues amounts for post-retirement benefit obligations as discussed in Note 11.  An accrual for such costs of $5,977,000 is included in the accompanying 2004 financial statements.  Claims payments based on actual claims ultimately filed could differ materially from these estimates.

•                  During the each of the years ended June 30, 2004 and 2003, the Company had sales to two customers accounting for approximately 25% and 29%, respectively, of consolidated sales.

NOTE 14 :

OPERATING SEGMENTS

The Company’s operations are classified into two reportable segments: ingredients consist of specialty ingredients, consisting primarily of specialty wheat starches and specialty wheat proteins, commodity ingredients, including commodity wheat starches and vital wheat gluten, and mill feeds.  Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of the Company’s distillery operations.

Operating profit for each segment is based on net sales less identifiable operating expenses.  Interest expense, investment income and other general miscellaneous expenses have been excluded from segment operations and classified as Corporate.  Receivables, inventories and equipment have been identified with the segments to which they relate.  All other assets are considered as Corporate.

Segment Information

	2004	2003	2002

Sales to Customers
Ingredients	$102,711	$57,215	$66,398
Distillery products	167,962	135,157	148,130
	$270,673	$192,372	$214,528
Depreciation
Ingredients	$5,787	$5,141	$5,002
Distillery products	8,617	8,390	8,286
Corporate	793	823	1,020
	$15,197	$14,354	$14,308
Income before Income Taxes
Ingredients	$17,268	$7,030	$4,562
Distillery products	257	3,622	7,824
Corporate	(1,875)	(2,131)	(2,018)
	$15,650	$8,521	$10,368
Identifiable Assets
Ingredients	$86,965	$59,628	$49,812
Distillery products	79,624	76,704	57,813
Corporate	20,448	36,798	58,593
	$187,037	$173,130	$166,218

NOTE 15 :

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

	2004		2003
June 30,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,488	$6,488	$17,539	$17,539
Accounts receivable	34,243	34,243	20,466	20,466
Insurance receivable	1,425	1,425	11,515	11,515
Unrealized gains on hedging contracts	258	258	32	32
Financial liabilities:
Accounts payable	10,576	10,576	9,729	9,729
Long-term debt	15,762	16,203	18,433	19,420
Unrealized losses on hedging contracts	673	673	114	114

NOTE 16 :

ADDITIONAL CASH FLOWS INFORMATION

Years Ended June 30,	2004	2003	2001
(in thousands)
Non-cash Investing and Financing Activities:
Purchase of property and equipment in accounts payable	$164	$695	$227
Capital lease obligation incurred for equipment	576
Additional Cash Payment Information:
Interest paid	1,151	1,226	1,535
Income taxes paid	3,400		2,500

NOTE 17 :

CONTINGENCIES

There are various legal proceedings involving the Company and its subsidiaries.  Except as noted below, management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

The Company is currently in negotiations with the United States Environmental Protection Agency (USEPA), the Illinois Attorney General’s Office and the Illinois Environmental Protection Agency (IEPA) to settle enforcement proceedings related to emissions at the Pekin, Illinois location.  The IEPA has requested a $1.1 million penalty to resolve its complaint and the USEPA has proposed a federal penalty of $172,000.  The Company has made an offer to settle which includes a cash payment and the installation of certain additional equipment at the plant, but regards the IEPA penalty request as unwarranted under the circumstances and has rejected it.  As of June 30, 2004, the Company had accrued $300,000, which is included in other accrued liabilities, with respect to these matters.  The amount of the ultimate settlement could differ materially in the near term.

NOTE 18 :

USDA GRANT

During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998.  Over the life of the program, which ended on May 31, 2003, the Company was eligible to receive nearly $26 million of the program total of $40 million.  For the first year of the program, approximately $17.3 million was allocated to the Company with the remaining $8.3 million allocated in July 2002.  The funds were used for research, marketing, promotional and capital costs related to value-added gluten and starch products.  Funds allocated on the basis of current operating costs were recognized in income as those costs were incurred.  Funds allocated based on capital expenditures will be recognized in income as the capital projects are depreciated.

NOTE 19 :

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued a new accounting pronouncement that became effective in the fiscal year commencing July 1, 2004.

In May 2004, FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”) was issued.  FSP 106-2 amends and clarifies the accounting and disclosures regarding the effect of the federal subsidy provided by the Act.  The provisions for this standard are effective for the first interim or annual period beginning after June 15, 2004.  The Company has not yet determined the impact that this new pronouncement will have on the Company’s consolidated financial statements.